FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January – September 2018 Results

2	January – September 2018 Financial Report

3	January – September 2018 Earnings Presentation

Item 1

Santander attributable profit for the first nine months of 2018 reached €5,742 million - up 13%

Profit before tax for the period was €11,230 million – up 10% (+23% in constant euros)

Madrid, 31 October 2018 - PRESS RELEASE

∎

The bank has earned the loyalty of a further 3.1 million customers in the last twelve months, with lending and customer funds increasing by 3% and 4% respectively Year-on-Year (YoY) in constant euros (i.e. excluding movement in exchange rates).

∎	The number of customers using digital services increased to 29.9 million, up 24% YoY, as the Group digital transformation continued to deliver new and improved services for customers.

∎

Credit quality improved further during the quarter with the Group non-performing loan (NPL) ratio now at 3.87%, 37 basis points lower than 30 September 2017, while the cost of credit fell by 14 basis points in the same period to 0.98%.

∎	In the third quarter alone, attributable profit was €1,990 million, 36% higher than Q3 2017. Profit before tax for the third quarter was up 17% year-on-year (YoY) in constant euros.

∎	The Group remains one of the most profitable and efficient banks among its peers, with a return on tangible equity (RoTE) of 11.7%, and a cost-to-income ratio of 46.9%.

∎	The Group’s fully loaded CET1 ratio reached 11.11% at 30 September 2018, up 31 basis points in the quarter driven by strong organic capital generation.

∎

The Group remains on track to grow earnings per share by double digits in 2018 with EPS increasing to €0.331, up 5% compared with the first nine months of 2017. Compared to the second quarter of 2018, Tangible Net Asset Value per share increased by 1.5% to €4.16.

Banco Santander Group Executive Chairman, Ana Botín, said:

“We have again delivered a strong set of results, with attributable profit 13% higher in the first nine months of the year. Importantly, this has been achieved in a responsible and sustainable way, growing loyal and digital customers by investing in our digital transformation, and achieving a top three ranking in customer satisfaction in the majority of our markets.

“Santander’s profitability (RoTE of 11.7%) and efficiency (cost/income ratio of 46.9%) remain among the best in our peer group, and highlight the strength and predictability of our business model.

“Throughout the Group we continue to improve profitability, as well as the quality and recurrence of our earnings, with eight of our markets, representing 85% of our profit, delivering growth in underlying profit, and credit quality continuing to improve across the business.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

“In Brazil, Mexico and Spain we are building on the strong momentum we have generated in recent quarters, while in the UK performance is improving quarter-on-quarter, despite the ongoing uncertainties and headwinds.

“I am very proud of the performance of our teams. We have made clear progress against all objectives for our people, customers, shareholders and communities, and I am confident we will achieve all the goals set out in our three year plan, including double digit EPS growth this year.

“Looking ahead, our leading market position in Europe and the Americas, with a total of 142 million customers, means we have significant potential for many years of further profitable and responsible organic growth. We look forward to setting out our new medium term plans aligned with our current strategy in the New Year.”

Results Summary

	9M’18 (m)	9M’18 v 9M’17	9M’18 v 9M’17 (EX FX)	Q3’18 (m)	Q3’18 v Q3’17	Q3’18 v Q3’17 (EX FX)

GROSS INCOME	€35,882	-1%	+9%	€11,720	-4%	+7%

OPERATING EXPENSES	-€16,843	-1%	+8%	-€5,361	-7%	+3%

NET LOAN-LOSS PROVISIONS	-€6,418	-7%	+4%	-€2,121	-6%	+6%

PROFIT BEFORE TAX	€11,230	+10%	+23%	€3,750	+4%	+17%

TAX	-€4,053	+16%	+28%	-€1,394	+12%	+26%

UNDERLYING PROFIT	€6,042	+8%	+21%	€1,990	+1%	+14%

NET CAPITAL GAINS AND PROVISIONS	-€300	-42%	-42%	€0	—	—

ATTRIBUTABLE PROFIT	€5,742	+13%	+28%	€1,990	+36%	+58%

Banco Santander increased attributable profit during the first nine months of 2018 by 13% to €5,742 million (+28% in constant euros), as strong growth in revenues in several markets, including Brazil, Spain, Mexico and Portugal, combined with improvements in credit quality, more than offset the impact of exchange rate depreciation against the euro in certain currencies, including the Argentine peso.

Profit before tax increased by 23% Year-on-Year (YoY) in constant euros to €11,230 million, with underlying profit increasing in eight of the Group’s ten markets.

In the third quarter alone attributable profit was €1,990 million, 36% higher than Q3 2017, which was impacted by €515 million in one-off charges, including 300 million restructuring charge for Banco Popular. Profit before tax for the third quarter was up 17% YoY in constant euros.

Gross income in the first nine months of 2018 increased by 9% in constant euros to €35,882 million, with the Group increasing lending and customer funds by 3% and 4% respectively in constant euros, while increasing the number of loyal customers (people who see Santander as their main bank) by 19% to 19.6 million.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Ongoing investment in commercial transformation and digitalisation led to a 8% increase in operating expenses in constant euros, however, the Group’s cost/income ratio, a key measure of efficiency, remained among the lowest of our peer group at 46.9% (compared to a peer average of over 65%).

In the first nine months of 2018, the number of customers using digital services increased by 24% YoY to 29.9 million, with the ongoing investment in technology driving an increase in digital service adoption.

In September, Openbank, the Group’s 100% digital bank, launched an automated investment service as well as new developments and functionalities, including, among others, a secure password manager feature, and an account aggregator to connect accounts and products from other banks. Also during the quarter, Santander UK launched the Digital Investment Advisor, a new investment advisory tool for retail customers, available on mobile.

Credit quality improved during the quarter with the Group non-performing loan (NPL) ratio now 3.87%, down 37 basis points since 30 September 2017. Cost of credit, a good indicator of credit quality, fell to 0.98%, down 14 basis points since 30 September 2017, the lowest level since 2008.

A balanced presence across both mature and emerging markets remains one of Banco Santander’s key strengths. During the first nine month of 2018, the Americas contributed 48% of Group profit and Europe, 52%. Brazil was the largest contributor to Group earnings, with 26% of total underlying profit, followed by Spain with 17%, and the UK with 14%. The lending book also remains well diversified across business segments and geographies.

1. Excluding corporate centre, and Spain Real Estate Activity. 2. Loans excluding repos.

Overall the economic outlook remains positive in all our largest markets and we expect the Group to benefit in the medium term from an improving interest rate environment, and ongoing recovery in Latin America.

In the third quarter, Santander generated 31 basis points in capital, bringing the Group’s fully loaded CET1 ratio to 11.11% at 30 September 2018 (applying the transitional arrangement of IFRS 9), in line with its target for the end of the year. This ratio does not include the sale of WiZink, which is expected to close in the coming weeks and add an estimated nine basis points to the Group CET1 ratio, or the impact of the full application of IFRS 9 (-27 basis points), which is subject to a five-year transitional period before full implementation is required in 2022.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Over the last 12 months, Return on Tangible Equity (RoTE), a key measure of profitability, has increased by 70 basis points to 11.7%, while underlying RoTE increased by 34 basis points to 12.1%, making Santander one of the most profitable banks among its peers.

Tangible net asset value per share was 1.5% higher than the second quarter of 2018 and 1% lower than September 2017 at €4.16 (+5% excluding the FX and IFRS implementation impact). Earnings per share (EPS) increased to €0.331, up 5% compared with the first nine months of 2017, while underlying EPS remained broadly flat at €0.349. The Group maintains its target of achieving double digit EPS growth in 2018.

At the AGM on 23 March 2018, the bank announced its intention to increase the dividend paid from 2018 profits by 4.5% to 23 cents per share, subject to approval by the board and general shareholder meeting.

Country Summary (9M’18)

In Brazil, attributable profit increased by 2% to €1,942 million (+24% in constant euros) as a focus on customer experience and satisfaction allowed the business to attract an additional one million loyal customers over the past 12 months, with lending and funds increasing by 13% and 17% respectively during the same period in constant euros. Asset quality remained under control with the non-performing loan ratio falling six basis points in 12 months to 5.26% and cost of credit reducing by 38 basis points to 4.17%. Strong business performance was reflected in improved profitability, with RoTE increasing to 20%, from 16.8% at 30 September 2017.

In Spain, attributable profit increased by 27%, to €1,026 million, as the integration of Popular was supported by ongoing growth in customer revenues (+19% YoY) across all main lines and improvements in efficiency. New lending increased 11% YoY driven by strong growth in lending to SMEs (+18% and consumer credit (+21%). The NPL ratio continued to improve, falling 59 basis points since 30 September 2017 to 6.23%. During the quarter, Santander opened the first Work Café in Spain, as an alternative to conventional branches first developed in Santander Chile. The Group also completed the legal integration of Banco Popular in September.

In the UK, attributable profit was 10% lower than the first nine months of 2017 at €1,077 million (-9% in constant euros), as the business continued to invest in strategic, digital transformation and regulatory projects. Trends were favourable compared to Q2’18, with underlying profit increasing by 5% in constant euros quarter-on-quarter driven by growth in net interest income, good cost control and lower loan loss provision. Uncertainty regarding Brexit continued, however, credit quality remained stable, with the NPL ratio at a very low 1.10%.

Santander Consumer Finance increased attributable profit by 17% in the first nine months of 2018, to €1,000 million (+18% in constant euros), with new lending increasing in most geographies. SCF maintained best-in-class profitability with a RoTE of 16.6% while the NPL ratio (2.45%) remained at a historic low.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Mexico, attributable profit increased by 4% to €554 million (+13% in constant euros) as the bank’s commercial transformation and investment in cutting edge technology helped drive a 10% increase in loans and 6% increase in customer funds in constant euros. As a result, total income increased by 8% YoY in constant euros, while credit quality remained solid, with the NPL ratio falling 15 basis points in the year to 2.41% and cost of credit falling by 42 basis points over the same period to 2.72%. Mexico also launched a new branch model during the quarter called Sucursal Ágil which is designed to cut waiting time and provide a quicker service.

In Chile, attributable profit increased by 5% to €461 million (+8% in constant euros) as a focus on customer satisfaction, loyalty and digital initiatives, helped increase volumes in both lending (+9% YoY in constant euros) and demand deposits (+9% YoY in constant euros). Customer revenues increased to €1,795 million, up 8% in constant euros YoY, while the NPL ratio fell by 17 basis points to 4.78% over the same period.

In the US, attributable profit increased by 36% to €460 million (+47% in constant euros), with loans growing for the second consecutive quarter (+3% YoY in constant euros). Further improvements in efficiency helped reduce the cost/income ratio to 44.6%, down 66 basis points since September 2017. In August the Federal Reserve terminated the 2015 Written Agreement, demonstrating progress the business has made in strengthening its controls and governance.

In Portugal, attributable profit increased by 15% to €364 million, driven by further improvements in efficiency and lower cost of credit. The full integration of Popular was concluded in October 2018.

In Poland attributable profit increased by 8% to €236 million (+8% in constant euros) as loan growth continued across all key products and segments and credit quality remained strong. In September, Bank Zachodni WBK successfully completed a rebrand to Santander, allowing the business to take advantage of from the benefits that come from being part of a common, internationally recognised brand.

As Argentina, which represents c.1% of the Group’s attributable profit, is considered a high-inflation economy, from September, based on international accounting standards, the results and balance sheet for the country must be adjusted. This has a negative P&L impact of €169 million for first nine months of 2018, as well as an initial positive impact on the Group’s capital of two basis points due to the revaluation of assets. As a result, attributable profit in Argentina for the first nine months fell by 75% to €67 million (-38% in constant euros). The agreement with the IMF allows Argentina to meet its financial obligations for 2018 and 2019, while the adjustment in currency should create greater FX stability going forward.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €69,958 million at 28 September 2018. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than four million shareholders and 200,000 employees serving 142 million customers.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key Consolidated Data (from Financial Report)

∎ BALANCE SHEET (EUR million)	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Total assets	1,444,687	1,433,833	0.8	1,444,687	1,468,030	(1.6)	1,444,305
Loans and advances to customers	866,226	862,092	0.5	866,226	854,686	1.4	848,914
Customer deposits	778,751	774,425	0.6	778,751	778,852	(0.0)	777,730
Total customer funds	986,199	981,363	0.5	986,199	988,386	(0.2)	985,703
Total equity	105,668	104,445	1.2	105,668	108,723	(2,8)	106,832

Note: Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios
∎ INCOME STATEMENT (EUR million)	Q3’18	Q2’18%		9M’18	9M’17%		2017
Net interest income	8,349	8,477	(1.5)	25,280	25,689	(1.6)	34,296
Gross income	11,720	12,011	(2.4)	35,882	36,330	(1.2)	48,392
Net operating income	6,359	6,293	1.0	19,039	19,373	0.7)	25,473
Underlying profit before tax (1)	3,750	3,791	(1.1)	11,230	10,175	10.4	13,550
Underlying attributable profit to the Group(1)	1,990	1,998	(0.4)	6,042	5,592	8.0	7,516
Attributable profit to the Group	1,990	1,698	17.2	5,742	5,077	13.1	6,619

Variations in constant euros: Q3’18 vs. Q2’18: Nil: +3.4%; Gross Income: +3.4%; Net operating Income: +7.1%; Underlying attributable profit: +6.1%; Attributable profit: +25.1%.

9M’18 vs. 9M’17: Nil: +8.3%; Gross Income: +9.0%; Net operating Income: +9.5%; Underlying attributable profit: +21.1%; Attributable profit: +28.4%.

∎ EPS, PROFITABILITY AND EFFICIENCY (%)	Q3’18	Q2’18%		9M’18	9M’17%		2017
Underlying EPS (euro)(1)	0.115	0.115	(0.5)	0.349	0.350	(0.2)	0.463
EPS (euro)	0.115	0.096	18.7	0.331	0.316	4.7	0.404
RoE	8.43	8.13		8.20	7.54		7.14
Underlying RoTE(1)	11.95	12.06		12.14	11.80		11.82
RoTE	11.95	11.61		11.69	10.99		10.41
RoA	0.66	0.65		0.65	0.59		0.58
Underlying RoRWA(1)	1.59	1.60		1.60	1.47		1.48
RoRWA	1.59	1.55		1.55	1.39		1.35
Efficiency ratio (with amortisatons)	45.7	47.6		46.9	46.7		47.4

∎ SOLVENCY AND NPL RATIOS (%)	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Fully loaded CETl(2)	11.11	10.80		11.11	10.80		10.84
Phased-in CETl(2)	11.29	10.98		11.29	12.18		12.26
NPL ratio	3.87	3.92		3.87	4.24		4.08
Coverage Ratio	67.9	68.6		67.9	65.8		65.2

∎ MARKET CAPITALISATION AND SHARES	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Shares (millions)	16,136	16,136	—	16,136	16,041	0.6	16,136
Share price (euros)	4,336	4,592	(5.6)	4,336	5,907	(26.6)	5,479
Market capitalisation (EUR million)	69,958	74,097	(5.6)	69,958	94,752	(262)	88,410
Tangible book value per share (euro)	4.16	4.10		4.16	4.20		4.15
Price / Tangible book value per share (X)	1.04	1.12		1.04	1.41		1.32
P/E ratio (X)	9.83	10.62		9.83	14.02		13.56

∎ OTHER DATA	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Number of shareholders	4,190,808	4,152,125	0.9	4,190,808	4,070,187	3.0	4,029,630
Number of employees	201,101	200,961	0.1	201,101	200,949	0.1	202,251
Number of branches	13,414	13,482	(0.5)	13,414	13,704	(2.1)	13,697

(1)

 In this document we present the figures related to “underlying” results, which exclude non-recurring Items, as they are recorded in the separate line of “net capital gains and provisions”, above the line of “attributable profit to the Group”. Further details on that line are provided in pages 10 and 11 as well as in the Alternative Performance Measures section as Follows below.

(2)	2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures. ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary” on page 58.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important Information

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 2Q Financial Report, published as Relevant Fact on 31 October 2018,    Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander website (www.bancosantander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F—under “Key Information-Risk Factors”- and in the Share Registration Document –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

Financial Report 2018
JANUARY—SEPTEMBER

January—September 2018 FINANCIAL REPORT 3 Key consolidated data 4 Santander aim 6 Group performance 9 General background 10 Income statement and balance sheet 17 Solvency ratios 18 Risk management 20 Business information 37 Corporate Governance 38 Sustainability 39 The Santander share 40 Financial information. Appendix 58 Alternative Performance Measures All customers. shareholders and the general public can use Santander’s official social network channels in all the countries in which the Bank operates,

JANUARY - SEPTEMBER Key consolidated data

GRUPO SANTANDER. KEY CONSOLIDATED DATA

∎ BALANCE SHEET (EUR million)	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Total assets	1,444,687	1,433,833	0.8	1,444,687	1,468,030	(1.6)	1,444,305
Loans and advances to customers	866,226	862,092	0.5	866,226	854,686	1.4	848,914
Customer deposits	778,751	774,425	0.6	778,751	778,852	(0.0)	777,730
Total customer funds	986,199	981,363	0.5	986,199	988,386	(0.2)	985,703
Total equity	105,668	104,445	1.2	105,668	108,723	(2.8)	106,832
Note: Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios

∎ INCOME STATEMENT (EUR million)	Q3’18	Q2’18%		9M’18	9M’17%		2017
Net interest income	8,349	8,477	(1.5)	25,280	25,689	(1.6)	34,296
Gross income	11,720	12,011	(2.4)	35,882	36,330	(1.2)	48,392
Net operating income	6,359	6,293	1.0	19,039	19,373	(1.7)	25,473
Underlying profit before tax (1)	3,750	3,791	(1.1)	11,230	10,175	10.4	13,550
Underlying attributable profit to the Group (1)	1,990	1,998	(0.4)	6,042	5,592	8.0	7,516
Attributable profit to the Group	1,990	1,698	17.2	5,742	5,077	13.1	6,619
Variations in constant euros: Q3’18 vs. Q2’18: NII: +3.4%; Gross income: +3.4%; Net operating income: +7.1%; Underlying attributable profit: +6.1%; Attributable profit: +25.1%.
9M’18 vs. 9M’17: NII: +8.3%; Gross income: +9.0%; Net operating income: +9.5%; Underlying attributable profit: +21.1%; Attributable profit: +28.4%.

∎ EPS, PROFITABILITY AND EFFICIENCY (%)	Q3’18	Q2’18%		9M’18	9M’17%		2017
Underlying EPS (euro) (1)	0.115	0.115	(0.5)	0.349	0.350	(0.2)	0.463
EPS (euro)	0.115	0.096	18.7	0.331	0.316	4.7	0.404
RoE	8.43	8.13		8.20	7.54		7.14
Underlying RoTE (1)	11.95	12.06		12.14	11.80		11.82
RoTE	11.95	11.61		11.69	10.99		10.41
RoA	0.66	0.65		0.65	0.59		0.58
Underlying RoRWA (1)	1.59	1.60		1.60	1.47		1.48
RoRWA	1.59	1.55		1.55	1.39		1.35
Efficiency ratio (with amortisations)	45.7	47.6		46.9	46.7		47.4

∎ SOLVENCY AND NPL RATIOS (%)	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Fully loaded CET1 (2)	11.11	10.80		11.11	10.80		10.84
Phased-in CET1 (2)	11.29	10.98		11.29	12.18		12.26
NPL ratio	3.87	3.92		3.87	4.24		4.08
Coverage ratio	67.9	68.6		67.9	65.8		65.2

∎ MARKET CAPITALISATION AND SHARES	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Shares (millions)	16,136	16,136	—	16,136	16,041	0.6	16,136
Share price (euros)	4.336	4.592	(5.6)	4.336	5.907	(26.6)	5.479
Market capitalisation (EUR million)	69,958	74,097	(5.6)	69,958	94,752	(26.2)	88,410
Tangible book value per share (euro)	4.16	4.10		4.16	4.20		4.15
Price / Tangible book value per share (X)	1.04	1.12		1.04	1.41		1.32
P/E ratio (X)	9.83	10.62		9.83	14.02		13.56

∎ OTHER DATA	Sep-18	Jun-18%		Sep-18	Sep-17%		Dec-17
Number of shareholders	4,190,808	4,152,125	0.9	4,190,808	4,070,187	3.0	4,029,630
Number of employees	201,101	200,961	0.1	201,101	200,949	0.1	202,251
Number of branches	13,414	13,482	(0.5)	13,414	13,704	(2.1)	13,697

(1) In this document we present the figures related to “underlying” results, which exclude non-recurring items, as they are recorded in the separate line of “net capital gains and provisions”, above the line of “attributable profit to the Group”. Further details on that line are provided in pages 10 and 11 as well as in the Alternative Performance Measures section as follows below.

(2) 2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary” on page 58.

Financial Report 2018         3

JANUARY - SEPTEMBER Santander aim

SANTANDER AIM

SANTANDER AIM “Helping people and businesses prosper” 81%* 77%* 19.6 (+19%**) 29.9 (+24%**) of employees engaged million loyal million digital perceive that employees customers customers their colleagues behave in a more Simple, Personal and Fair way ...ma o s ke a d d o a i v n ur o d t . . . sati c m e e s … s s u t o e st s a d y ed o i á v l t o i a m t p e n m People o d e Customers m s m l r oe o o s d r e p d y o a r e a l m e g m o l … r 142 201,101 M p g c a o e million E m n y e a d . . . d r l i … e i n s a e u a bb l l y t t i i n i n i l n i n e e v i g ib r t … e n r n t a a h s l t s t i h a o Communities* h ó e i g r l s o w s Shareholders n h p u r o c e er g p t o nl in i m n n g ma ve r e i v l e msu st . q d u a i b m 2.1 on ci men . . l o . . i e n c 4.2 t eyd.a t . s l t c a r million people d. s y u e millones helped in 2017 44,862* 1,295* 11.11%*** +5% scholarships agreements with Fully loaded dividend per granted universities CET1 ratio share growth in 2017 and academic institutions expected for in 21 countries 2018 (*) 2017 data (**) Year-on-year % change (***) Calculated using the IFRS 9 transitional arrangements

4         Financial Report 2018

JANUARY - SEPTEMBER Santander aim

SANTANDER AIM

People The global engagement survey was launched for the fifth time in order to know the level of employees’ engagement, as well as identify areas of improvement and opportunities so as to make Santander a better place to work. Under MyContribution, the 360 assessment process, in which executives are evaluated by their peers, line managers and their manager, was put into effect. Progress was made in installing the Workday platform (One Team Programme), which will provide us with a talent pool at the global level. Harmonisation of the processes in the countries involved in the first phase was completed. Once the pilot phase of the Strategic Workforce Planning in the UK, Mexico and the corporate centre was concluded, action plans were launched in the rest of countries. This project aims to identify the talent needed by the Group, quantifying the skills required for the future. Young Leaders, the programme to train professionals with leadership potential, was started in order to speed up Santander’s transformation. Customers Various strategies continued to be developed under the commercial transformation programme in order to improve customer loyalty and the customer experience. The number of loyal customers rose by 3.1 million and digital ones by 5.7 million year-on-year. Of note among the commercial actions implemented in the third quarter were the opening of the first Work Café in Spain, as an alternative to conventional branches. In Mexico, a new branch model (Sucursal Ágil) was launched in order to cut waiting time and provide a quicker service, Súper Auto (auto and motorcycle finance) and Solicitud Contrato Agro to encourage agro-credits in the SME segment. As regards digitalisation, the strategy was strengthened with Openbank, which launched an automated financial advisor (robo-advisor) and offered new developments and functionalities. The new services include, among others, private and safe storage of all types of passwords and an account aggregator to connect accounts and products from other banks. In the UK, we launched the Digital Investment Advisor, a new investment advisory service, and in Poland the Dzia³alnosc.pl platform for entrepreneurs. In mobile banking, Poland launched mSignature, an app that authorises operations and replaces SMS codes. Shareholders The first interim dividend charged to 2018’s earnings was paid in August. In November, on the date on which the second dividend is traditionally paid, the Santander Dividendo Elección programme will be applied, enabling shareholders to choose whether to receive their remuneration in cash and/or in shares. Shareholder Relations and Universia Foundation concluded the 10th edition of scholarships for students with a disability. These funds contribute to the academic progress of shareholders with disabilities who are university students and foster their socio-labour inclusion. Community Banco Santander is ranked the world’s third best bank and the first in Europe in the Dow Jones Sustainability Index (DJSI), the reference index in the environmental sphere which measures companies’ performance in sustainability matters, in three dimensions (economic, social and environmental). Fortune magazine included Santander in its 2018 Change the World ranking, which includes a small group of companies that “combine success with their contribution to society” by generating a positive social impact with initiatives that form part of their business strategy. Banco Santander signed an agreement with Spain’s Ministry of Science, Innovation and Universities and the chairman of Conference of Rectors of Spanish Universities (CRUE) to launch the Santander Erasmus Scholarship programme, which recognises the excellence of Erasmus+ students and favours inclusive education and equality of opportunity. The Bank, via Santander Responsabilidad Solidario managed by Santander Asset Management Spain, provided EUR 2.6 million for various socio-labour insertion projects of collectives at risk of social exclusion.

Financial Report 2018         5

JANUARY - SEPTEMBER Consolidated financial report

GROUP PERFORMANCE

We have again delivered a strong set of results, with attributable profit 13 % higher in the first nine months of the year. Importantly, this has been achieved in a responsible and sustainable way, growing loyal and digital customers by investing in our digital transformation, and achieving a top three ranking in customer satisfaction in the majority of our markets

In a quarter with strong market volatility, we made progress in achieving our goals, increasing attributable profit and improving our capital, efficiency and credit quality ratios

The commercial transformation is driving growth in loyal and digital customers, reflected in greater business in almost all markets

Santander’s strategy remained focus on customer loyalty. The number of loyal customers continued to rise in the third quarter and was 3.1 million higher than in September 2017 (+19%), with individuals as well as companies rising.

The number of digital customers rose by 5.7 million (+24% in the last 12 months), underscoring the strength of our multichannel strategy. Penetration of digital clients and the use of mobile devices is growing notably.

Growth benefited from the incorporation of Banco Popular’s customers in March 2018.

Slight growth in volumes in the quarter in both loans and customer funds.

Loans grew year-on-year in eight of the ten core units and funds in seven (falls of less than 1% in the other three). Demand deposits and mutual funds increased.

Solid funding and liquidity structure. Net loan-to-deposit ratio of 111% (110% in September 2017).

6         Financial Report 2018

JANUARY - SEPTEMBER Consolidated financial report

GROUP PERFORMANCE

Santander is a predictable, profitable and efficient bank, with a business model that enables us to obtain higher profits in a recurring way

Third quarter attributable profit of EUR 1,990 million, affected by the high inflation adjustment in Argentina (EUR -169 million). It was 17% higher than the second quarter (+25% in constant euros), due to the recording in that quarter of non-recurring items mainly linked to integrations. Excluding these charges, the quarter’s profit was very similar to the second quarter’s underlying attributable profit (+6% in constant euros).

The first nine months attributable profit stood at EUR 5,742 million, up 13% (+28% in constant euros), and earnings per share (EPS) 5%.

Santander remains among the leading banks in profitability, while strengthening capital ratios and improving credit quality

The Group’s profitability continues to be one of the best among European banks. RoTE was 11.7% (underlying RoTE 12.1%). Both RoTE and RoRWA improved year-on-year.

Santander was able to grow profitability, while strengthening the capital ratios. The fully loaded CET1, applying the IFRS 9 transitional arrangement, was 11.11%, after generating 31 bps in the quarter from profits and the reduction of risk weighted assets, partly benefiting from securitisations and the review of parameters.

Excluding non-recurring results, underlying attributable profit was EUR 6,042 million, 8% higher (+21% in constant euros), and rose in eight of the ten core markets. Underlying EPS was EUR 0.349.

The efficiency ratio was 46.9%. Customer revenue growth in constant euros for the sixth straight quarter, together with operational excellence is enabling us to combine one of the sector’s best efficiency ratios and be among the top 3 banks in customer satisfaction in six of our core countries.

Tangible capital per share was EUR 4.16. The comparison with September 2017 is affected by exchange rates and a negative impact of EUR 0.08 from the IFRS 9 implementation (+5% excluding both impacts). Additionally, in terms of value creation for shareholders, a cash remuneration of EUR 0.19 was paid in that period.

Improved credit quality. Cost of credit was 0.98% at the end of September (1.12% in September 2017). The NPL ratio improved for the fifth quarter running (-5 bps) and fell 37 bps year-on-year. Coverage increased 2 pp, in the same period.

Financial Report 2018         7

JANUARY - SEPTEMBER Consolidated financial report

MAIN BUSINESS AREAS PERFORMANCE

(Greater detail on pages 20 to 36 and in the appendix)

(Changes in constant euros)

• Continental Europe: generated an attributable profit of EUR 2,436 million in the first nine months, 22% more year-on-year including the costs associated with integrations (mainly restructuring costs)this year (in the second quarter) and last year (in the third quarter).

Excluding these impacts, underlying attributable profit was EUR 2,696 million (+13% year-on-year), largely due to the increase in customer revenue and also benefiting from Banco Popular’s integration.

Underlying attributable profit was 28% higher in the third quarter than in the second, due to the good evolution of net interest income and costs. The contribution to the Single Resolution Fund (SRF) was recorded in the second quarter.

•

United Kingdom: in a highly competitive environment with some remaining uncertainties over Brexit, attributable profit was 9% lower year-on-year in the first nine months at EUR 1,077 million. This was due to pressure on spreads and investments in regulatory and strategic projects. The cost of credit was only 8 bps.

The third quarter underlying attributable profit was 5% higher quarter-on-quarter, due to the moderate rise in net interest income, lower costs for the second straight quarter and reduced loan-loss provisions.

•  Latin Ameria: attributable profit of EUR 3,160 million in the first nine months, 21% higher year-on-year. Growth in volumes, spreads management and increased loyalty underpinned the good evolution, both in net interest income as well as fee income, in addition to an improved cost of credit.

Operating expenses grew mainly due to plans relating to the expansion, commercial transformation and increased digitalisation of our retail networks.

Profit was 4% lower in the third quarter than in the second, affected by the inflation adjustments in Argentina and higher taxes. Good performance of customer revenue and moderate rise in costs and provisions.

•

United States: first nine months attributable profit of EUR 460 million, 47% more year-on-year, due to a fall in costs and, above all, reduced provisions, which comfortably offset the decline in customer revenue associated with lower spreads, higher funding costs, reduced fee income from servicing and tougher competition.

Compared to the second quarter, the third quarter underlying attributable profit was down 43%, due to higher loan-loss provisions for SC USA which seasonally are much lower in the second quarter. On the other hand, good evolution of net interest income and costs. Both improved for the second quarter running.

8         Financial Report 2018

JANUARY - SEPTEMBER General background

GENERAL BACKGROUND

Grupo Santander developed its business in the first nine months in a generally dynamic and solid economic environment. However, the maximum point of the current expansive cycle could have been reached. The countries where the Group conducts its business are performing at a less even pace, although they are growing.

As happened in the first months of the year, trade tensions, despite the agreement reached in the renegotiation of NAFTA, and the tightening of US monetary policy are the main causes of greater uncertainty, which has triggered tensions of varying intensity, particularly in developing markets such as Argentina and Turkey and, to a lesser extent, in Brazil, also affected by general elections.

Other factors such as the Brexit negotiations and the shape of Italy’s fiscal policy have also weighted on the tone of the markets.

Country	GDP* Change	Economic performance
Eurozone	+2.3%

Growth continued to slowdown as the year advanced. GDP grew 2.2% year-on-year in the second quarter and could be lower in the third. The unemployment rate fell further (8.1% in August) and inflation was 2.1% in September, although the underlying rate was lower.

Spain	+2.7%

The economy showed signs of growing less in the third quarter, although growth remained strong at around 2.5% (above the Eurozone average). The jobless rate fell again in the second quarter to 15.3% and inflation was 2.3% in September (underlying rate of 0.8%).

Poland	+5.2%

Growth remained strong in the second quarter. The unemployment rate was still at an historic low (3.6% in the second quarter). Inflation fell in September to 1.8% after staying at 2% for three months. The central bank has held its key rate at 1.5% throughout the year.

Portugal	+2.3%

Growth accelerated in the second quarter, driven by exports and investment. The labour market continued to improve: the unemployment rate fell to 6.7% in June and the participation rate increased. Inflation reached 1.4% in September.

United Kingdom	+1.1%

The economy picked up in the second quarter after a first quarter affected by bad weather. Inflation remained high (2.4% in September) and sterling fluctuated because of Brexit negotiations. The jobless rate of 4.0% in June is one of full employment. The Bank of England’s key rate rose 25 bps in August to 0.75%.

Brazil	+1.1%

GDP slowed in the second quarter because of the transport strike and began to pick up gradually in the third. The central bank held the Selic rate at 6.5% but showed it was ready to raise it if the real’s depreciation put the inflation target at risk.

Mexico	+2.0%

The economy decelerated in the second quarter and gathered pace in the third. Inflation rose to 5.0% in September and the central bank held its key rate at 7.75%, following two rises of 25 bps, until June. The trade agreement with the US and Canada restored some calm and caused the peso to appreciate.

Chile	+4.8%

The economy was strong in the second quarter, spurred by private consumption, investment and exports. Inflation rose to 3.1% in September (2.5% in June) and although the key rate remained at 2.5% in the third quarter, there was a rise of 25 bps in October.

Argentina	-0.5%

The government renegotiated its agreement with the IMF in order to cover the financing needs for 2018- 2019. The economic programme will focus on correcting the fiscal deficit and inflation in order to stabilise the economy. The economy shrank in the second quarter and inflation rose due to the peso’s depreciation.

United States	+2.7%

GDP grew strongly in the second quarter (4.1% annualised) and the jobless rate dropped to 3.9%. Inflation is close to the target of the Fed, which continues to normalise its monetary policy. It increased the federal funds rate in September by 25 bps to 2.0-2.25%.

(*) Year-on-year change H1’18

∎ EXCHANGE RATES: 1 EURO / CURRENCY PARITY
	Average (income statement)		Period-end (balance sheet)
	9M’18	9M’17	Sep-18	Jun-18	Sep-17
US dollar	1.194	1.112	1.158	1.166	1.181
Pound sterling	0.884	0.873	0.887	0.886	0.882
Brazilian real	4.278	3.525	4.654	4.488	3.764
Mexican peso	22.720	20.974	21.780	22.882	21.461
Chilean peso	750.447	726.965	765.301	757.828	754.533
Argentine peso	28.609	17.970	47.635	33.517	20.729
Polish zloty	4.248	4.264	4.277	4.373	4.304

Financial Report 2018         9

JANUARY - SEPTEMBER Consolidated financial report

GRUPO SANTANDER RESULTS

Third quarter attributable profit of EUR 1,990 million, affected by the high inflation adjustment in Argentina (EUR -169 million). Profit was 17% higher than the second quarter (+25% in constant euros), which recorded charges related to integrations

The first nine months attributable profit stood at EUR 5,742 million, 13% more (+28% in constant euros) and earnings per share 5%

Underlying attributable profit was EUR 6,042 million, 8% higher year-on-year and 21% in constant euros. This profit does not include the non-recurring charges in the second quarter of 2018 and the third of 2017.

The results reflect solid customer revenue, an efficiency ratio of 46.9%, among the best of our peers and the cost of credit improving to 0.98%
The underlying RoTE was 12.1%, higher than in 2017, and the underlying RoRWA rose to 1.60%

∎ GRUPO SANTANDER. INCOME STATEMENT
EUR million
			Change				Change
	Q3’18	Q2’18%		% excl. FX	9M’18	9M’17%		% excl. FX
Net interest income	8,349	8,477	(1.5)	3.4	25,280	25,689	(1.6)	8.3
Net fee income	2,640	2,934	(10.0)	(2.8)	8,529	8,648	(1.4)	9.7
Gains (losses) on financial transactions	505	361	39.9	61.0	1,359	1,282	6.0	21.6
Other operating income	226	239	(5.4)	(4.7)	714	712	0.3	5.6
Dividends	28	229	(87.8)	(87.2)	292	309	(5.6)	(1.8)
Income from equity-accounted method	178	176	1.1	8.8	532	480	10.7	20.8
Other operating income/expenses	20	(166)	—	—	(110)	(78)	40.8	78.9
Gross income	11,720	12,011	(2.4)	3.4	35,882	36,330	(1.2)	9.0
Operating expenses	(5,361)	(5,718)	(6.2)	(0.7)	(16,843)	(16,957)	(0.7)	8.4
General administrative expenses	(4,804)	(5,114)	(6.1)	(0.4)	(15,069)	(15,058)	0.1	9.5
Personnel	(2,837)	(2,960)	(4.2)	0.8	(8,797)	(8,856)	(0.7)	7.9
Other general administrative expenses	(1,967)	(2,154)	(8.7)	(2.2)	(6,272)	(6,203)	1.1	11.8
Depreciation and amortisation	(557)	(604)	(7.8)	(3.1)	(1,774)	(1,899)	(6.6)	0.2
Net operating income	6,359	6,293	1.0	7.1	19,039	19,373	(1.7)	9.5
Net loan-loss provisions	(2,121)	(2,015)	5.3	11.2	(6,418)	(6,930)	(7.4)	3.8
Impairment losses on other assets	(49)	(34)	44.1	46.6	(107)	(185)	(42.1)	(38.8)
Other income	(439)	(453)	(3.1)	8.0	(1,284)	(2,083)	(38.4)	(31.4)
Underlying profit before tax	3,750	3,791	(1.1)	4.5	11,230	10,175	10.4	22.7
Tax on profit	(1,394)	(1,379)	1.1	6.7	(4,053)	(3,497)	15.9	28.4
Underlying profit from continuing operations	2,356	2,412	(2.3)	3.2	7,177	6,678	7.5	19.7
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Underlying consolidated profit	2,356	2,412	(2.3)	3.2	7,177	6,678	7.5	19.7
Minority interests	366	414	(11.6)	(10.4)	1,135	1,085	4.6	12.3
Underlying attributable profit to the Group	1,990	1,998	(0.4)	6.1	6,042	5,592	8.0	21.1
Net capital gains and provisions*	—	(300)	(100.0)	(100.0)	(300)	(515)	(41.7)	(41.7)
Attributable profit to the Group	1,990	1,698	17.2	25.1	5,742	5,077	13.1	28.4

Underlying EPS (euros)	0.115	0.115	(0.5)		0.349	0.350	(0.2)
Underlying diluted EPS (euros)	0.114	0.115	(0.5)		0.348	0.350	(0.4)

EPS (euros)	0.115	0.096	18.7		0.331	0.316	4.7
Diluted EPS (euros)	0.114	0.096	18.7		0.330	0.316	4.4

Pro memoria:
Average total assets	1,431,897	1,437,163	(0.4)		1,436,286	1,392,398	3.2
Average stockholders’ equity	94,391	94,607	(0.2)		94,615	93,178	1.5

(*)

In Q2’18, integration costs (mainly restructuring costs) net of tax impacts, in Spain: EUR -280 million, Corporate Centre: EUR -40 million and Portugal: EUR 20 million. In 2017, integration costs (Popular: EUR -300 million and Germany: EUR -85 million) and charges for equity stakes and intangible assets (EUR -130 million)

10         Financial Report 2018

JANUARY - SEPTEMBER Consolidated financial report

∎ QUARTERLY INCOME STATEMENT
EUR million

	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Net interest income	8,402	8,606	8,681	8,607	8,454	8,477	8,349
Net fee income	2,844	2,916	2,888	2,949	2,955	2,934	2,640
Gains (losses) on financial transactions	573	286	422	421	493	361	505
Other operating income	211	240	260	85	249	239	226
Dividends	41	238	31	75	35	229	28
Income from equity-accounted method	133	160	188	223	178	176	178
Other operating income/expenses	37	(157)	42	(213)	36	(166)	20
Gross income	12,029	12,049	12,252	12,062	12,151	12,011	11,720
Operating expenses	(5,543)	(5,648)	(5,766)	(5,961)	(5,764)	(5,718)	(5,361)
General administrative expenses	(4,915)	(4,983)	(5,161)	(5,267)	(5,151)	(5,114)	(4,804)
Personnel	(2,912)	(2,943)	(3,000)	(3,116)	(3,000)	(2,960)	(2,837)
Other general administrative expenses	(2,002)	(2,039)	(2,161)	(2,151)	(2,151)	(2,154)	(1,967)
Depreciation and amortisation	(629)	(665)	(605)	(694)	(613)	(604)	(557)
Net operating income	6,486	6,401	6,486	6,101	6,387	6,293	6,359
Net loan-loss provisions	(2,400)	(2,280)	(2,250)	(2,181)	(2,282)	(2,015)	(2,121)
Impairment losses on other assets	(68)	(63)	(54)	(230)	(24)	(34)	(49)
Other income	(707)	(785)	(591)	(315)	(392)	(453)	(439)
Underlying profit before tax	3,311	3,273	3,591	3,375	3,689	3,791	3,750
Tax on profit	(1,125)	(1,129)	(1,243)	(1,090)	(1,280)	(1,379)	(1,394)
Underlying profit from continuing operations	2,186	2,144	2,347	2,285	2,409	2,412	2,356
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	2,186	2,144	2,347	2,285	2,409	2,412	2,356
Minority interests	319	395	371	362	355	414	366
Underlying attributable profit to the Group	1,867	1,749	1,976	1,924	2,054	1,998	1,990
Net capital gains and provisions*	—	—	(515)	(382)	—	(300)	—
Attributable profit to the Group	1,867	1,749	1,461	1,542	2,054	1,698	1,990

Underlying EPS (euros) **	0.120	0.112	0.118	0.113	0.120	0.115	0.115
Underlying diluted EPS (euros) **	0.120	0.111	0.119	0.111	0.119	0.115	0.114

EPS (euros) **	0.120	0.112	0.084	0.088	0.120	0.096	0.115
Diluted EPS (euros) **	0.120	0.111	0.085	0.087	0.119	0.096	0.114

(*) Including the following figures net of tax:

–	In Q3’17, integration costs (Banco Popular EUR -300 million, Germany EUR -85 million) and charge for equity stakes and intangible assets (EUR -130 million).

–

In Q4’17, capital gains from the disposal of the stake in All funds Bank (EUR 297 million), USA tax reform (EUR 73 million), goodwill charges (EUR -603 million) and in the US provisions for hurricanes, repurchase of a minority stake in Santander Consumer USA and other (EUR -149 million).

–	In Q2’18, integration costs (mainly restructuring costs) net of tax, in Spain: EUR -280 million, Corporate Centre: EUR -40 million and Portugal: EUR 20 millions.

(**)	Q1’18 and Q2’18 data adjusted to the capital increase of July 2017 for like-for-like comparisons with other quarters.

Financial Report 2018         11

JANUARY - SEPTEMBER Consolidated financial report

Third quarter results compared to the second quarter of 2018

The third quarter attributable profit was EUR 1,990 million, affected by the inflation adjustment in Argentina (EUR -169 million). Profit was 17% higher than the second quarter (+25% in constant euros), due to the recording in that quarter of EUR -300 million of non-recurring items net of tax associated with integrations (mainly restructuring charges).

Excluding these charges, profit was almost the same as the underlying attributable profit in the second quarter. In constant euros it rose 6%, with the following detail:

•

Positive evolution of net interest income, which rose for the sixth straight quarter, and of gains on financial transactions, while fee income was lower because of reduced income from wholesale businesses impacted by the market’s environment. The rest of revenue was affected, on the one hand, by the charge in the third quarter for the assessment of monetary assets in Argentina derived from the high inflation and, on the other, by the contribution to the Single Resolution Fund recorded in the second quarter.

•

Operating expenses were slightly lower (-1%) because of those for mature markets (-3%), with all countries recording falls. Costs in developing countries increased 2% because of investments, the automatic salary adjustment to inflation in Argentina and the peso’s depreciation againts the dollar.

•	Loan-loss provisions were 11% higher, largely due to SC USA, which seasonally has lower provisions in the second quarter.

Evolution of results compared to the first nine months of 2017

The first nine months attributable profit of EUR 5,742 million was 13% higher year-on-year in euros and 28% in constant euros. Underlying attributable profit (excluding net capital gains and provisions) was EUR 6,042 million (+8% in euros and +21% in constant euros). The P&L performance by line was as follows. To facilitate analysis and comparisons of management actions, all changes exclude exchange rate impacts.

Gross income

•

The structure of our gross income, where net interest income and fee income accounted for 94% of total revenue in the first nine months, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way, limiting the impact that periods of high volatility can have on gains on financial transactions. Gross income increased 9%, as follows:

–	Net interest income rose 8%, due to greater lending and deposit volumes, mainly in developing countries, which overall grew at double-digit rates, and management of spreads.

All units increased except for the United Kingdom, affected by pressure on spreads on new mortgages and standard variable rate (SVR) balances, and the United States, hit by competitive pressure, reduced spreads and the higher cost of funding. The decline in revenue in the US was offset by a 16% fall in loan-loss provisions.

–

Fee income was up 10%, reflecting greater activity and customer loyalty, as well as the strategy of growth in services and higher value-added products and in areas of low capital consumption. Growth in fee income from Retail Banking (+7%) and Wealth Management (+66%), while that from Corporate & Investment Banking was stable.

–

Gains on financial transactions, which account for less than 4% of gross income, increased 22%, while the sum of dividends, equity-accounted income and other income rose 6%, partly due to the higher income from leasing in the United States.

12         Financial Report 2018

JANUARY - SEPTEMBER Consolidated financial report

Operating expenses

•

Operating expenses rose 8% as a result of higher inflation in some countries, investments in transformation and digitalisation, and the perimeter effect. In real terms (excluding inflation and perimeter effect), costs were almost stable. Of note by units was the fall in costs in the United States, Spain, where they fell for the third quarter running, and Portugal, the latter two reflecting the optimisation plans implemented.

The main rises were in Mexico, due to investments in infrastructure; in Argentina, due to investments in digitalisation and the automatic review of salary agreements from the rise in inflation and in Poland, because of transformation projects and pressure on salaries.

The measures to optimise costs, as part of the ongoing integration processes, will be reflected in greater synergies in the future. This evolution is enabling us to combine the investments made to enhance the customer experience with an operational efficiency that continues to be the sector’s reference.

Loan-loss provisions

•	Good evolution of credit quality ratios. The NPL ratio, as well as the coverage ratio and the cost of credit, improved in the last 12 months.

•

By countries, provisions fell in the US, Mexico and Portugal and rose in Brazil, although at a slower pace than lending, while the UK maintained a cost of credit of only 8 bps. The main rises were in Spain, due to the greater perimeter, in SCF, because of higher releases and portfolio sales in 2017, but it maintained a cost of credit below the standards for its business, and Argentina due to higher provisions for individual borrowers and the impact of the peso’s depreciation on dollar balances.

•	The cost of credit dropped from 1.12% in September 2017 to 0.98% a year later.

Other results and provisions

•

Other results and provisions were EUR -1,391 million, 32% higher than in the first nine months of 2017. This item records different kinds of provisions, as well as capital gains, capital losses and asset impairment.

•

The improvement over 2017 was largely due to lower provisions for legal and labour claims (trabalhistas) in Brazil, lower charges in the UK stemming from potential customer complaints, and some releases from various items made at SCF in 2018 (in 2017 provisions for legal claims and customer complaints were made and restructurings in some of the countries where we operate).

Profit and profitability

•

Underlying pre-tax profit rose 23% year-on-year and underlying attributable profit 21%. Underlying earnings per share were EUR 0.349, in line with that in the first nine months of 2017. Underlying RoTE rose to 12.1% and underlying RoRWA was 1.60%, also higher year-on-year and over the whole of 2017.

•

Including non-recurring items, attributable profit increased 28% (+13% in constant euros), and earnings per share were EUR 0.331 (+5% year-on-year in euros). RoTE was 11.7% and RoRWA 1.55%, in both cases higher than in 2017.

Financial Report 2018         13

JANUARY - SEPTEMBER Consolidated financial report

GRUPO SANTANDER. BALANCE SHEET
EUR million
Assets	Sep-18	Sep-17	Absolute change	%	Dec-17
Cash, cash balances at central banks and other demand deposits	111,704	122,055	(10,351)	(8.5)	110,995
Financial assets held for trading	98,448	126,650	(28,202)	(22.3)	125,458
Debt securities	28,230	37,977	(9,747)	(25.7)	36,351
Equity instruments	17,239	18,419	(1,180)	(6.4)	21,353
Loans and advances to customers	239	12,148	(11,909)	(98.0)	8,815
Loans and advances to central banks and credit institutions	63	1,192	(1,129)	(94.7)	1,696
Derivatives	52,677	56,913	(4,236)	(7.4)	57,243
Financial assets designated at fair value through profit or loss	70,573	38,160	32,413	84.9	34,781
Loans and advances to customers	24,318	20,595	3,723	18.1	20,475
Loans and advances to central banks and credit institutions	37,401	13,142	24,259	184.6	9,889
Other (debt securities an equity instruments)	8,854	4,423	4,431	100.2	4,417
Financial assets at fair value through other comprehensive income	116,356	139,461	(23,105)	(16.6)	133,271
Debt securities	112,288	134,568	(22,280)	(16.6)	128,481
Equity instruments	2,771	4,893	(2,122)	(43.4)	4,790
Loans and advances to customers	1,297	—	1,297	—	—
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	931,411	917,404	14,007	1.5	916,504
Debt securities	40,089	28,787	11,302	39.3	31,034
Loans and advances to customers	840,373	821,943	18,430	2.2	819,625
Loans and advances to central banks and credit institutions	50,949	66,674	(15,725)	(23.6)	65,845
Investments in subsidaries, joint ventures and associates	9,371	6,832	2,539	37.2	6,184
Tangible assets	24,727	22,708	2,019	8.9	22,975
Intangible assets	27,855	28,538	(683)	(2.4)	28,683
Goodwill	24,956	25,855	(899)	(3.5)	25,769
Other intangible assets	2,899	2,683	216	8.0	2,914
Other assets	54,242	66,222	(11,980)	(18.1)	65,454
Total assets	1,444,687	1,468,030	(23,343)	(1.6)	1,444,305

Liabilities and shareholders’ equity
Financial liabilities held for trading	66,805	110,024	(43,219)	(39.3)	107,624
Customer deposits	—	27,218	(27,218)	(100.0)	28,179
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	1,629	(1,629)	(100.0)	574
Derivatives	51,775	57,766	(5,991)	(10.4)	57,892
Other	15,030	23,411	(8,381)	(35.8)	20,979
Financial liabilities designated at fair value through profit or loss	92,182	55,049	37,133	67.5	59,617
Customer deposits	55,154	25,721	29,433	114.4	28,945
Debt securities issued	2,323	2,733	(410)	(15.0)	3,056
Deposits by central banks and credit institutions	34,293	26,595	7,698	28.9	27,027
Other	412	0	412	—	589
Financial liabilities measured at amortized cost	1,139,066	1,147,403	(8,337)	(0.7)	1,126,069
Customer deposits	723,597	725,913	(2,316)	(0.3)	720,606
Debt securities issued	231,708	215,907	15,801	7.3	214,910
Deposits by central banks and credit institutions	155,446	176,890	(21,444)	(12.1)	162,714
Other	28,315	28,693	(378)	(1.3)	27,839
Liabilities under insurance contracts	810	1,673	(863)	(51.6)	1,117
Provisions	13,269	15,838	(2,569)	(16.2)	14,490
Other liabilities	26,887	29,321	(2,434)	(8.3)	28,556
Total liabilities	1,339,019	1,359,307	(20,288)	(1.5)	1,337,472
Shareholders’ equity	119,793	115,723	4,070	3.5	116,265
Capital stock	8,068	8,020	48	0.6	8,068
Reserves	107,032	103,587	3,445	3.3	103,608
Attributable profit to the Group	5,742	5,077	665	13.1	6,619
Less: dividends	(1,049)	(962)	(87)	9.0	(2,029)
Other comprehensive income	(24,816)	(19,823)	(4,993)	25.2	(21,777)
Minority interests	10,691	12,824	(2,133)	(16.6)	12,344
Total equity	105,668	108,723	(3,055)	(2.8)	106,832
Total liabilities and equity	1,444,687	1,468,030	(23,343)	(1.6)	1,444,305

NOTE: Due to the application of IFRS 9 from 1 January 2018 and the decision to not restate the accounts, as permitted in the regulation, the balance sheet from September 2018 is not comparable with previous reporting periods. As such, for comparative purposes, and given the portfolio reclassification and the corresponding nomenclature changes were not significant, the 2017 accounts have been reorganised in accordance with the new aims and valuation methods. The initial impact as of 1 January 2018 was a 1.8% increase in fair value portfolios and a 0.8% decrease in portfolios valued at amortised cost, including a EUR 2.0 billion increase in impairment losses. The resulting decrease in equity was just under EUR 1.5 billion.

14         Financial Report 2018

JANUARY - SEPTEMBER Consolidated financial report

GRUPO SANTANDER BALANCE SHEET

The evolution of exchange rates had virtually no impact in the third quarter. On a year-on-year basis, negative impact of exchange rates of 2.5 pp on loans and 3.5 pp on funds
Lending increased 3% year-on-year (excluding the forex impact) in eight of the ten core units, particularly in developing countries (+11%)

Customer funds rose 4% year-on-year (excluding the forex impact), with growth in seven of the ten core units (falls of less than 1% in the other three). Rises in demand deposits and mutual funds and fall in time deposits

Gross customer loans and advances (excluding reverse repos)

Gross customer loans and advances excluding reverse repos remained evenly balanced: individuals (45%), consumer credit (16%), SME and companies (28%) and CIB (11%).

•	Quarter-on-quarter, and excluding the exchange rate impact, loans were virtually unchanged (+0.2%) with the following performance by country:

-

Increase of 4% in balances of developing countries, with growth of between 2% and 4% in all countries except for Argentina (+11%), due in part to the impact of the peso’s depreciation on dollar balances.

-	Balances in mature countries declined 1%, very conditioned by Spain (-2%), due to wholesale balances and institutions.

•	Compared to September 2017, there was a 3% increase (eliminating the exchange rate impacts), with the following performance by country:

-

There were rises in eight of the ten core countries. Of note were all the developing markets which grew 11%: Argentina (+62%), both for balances in pesos as well as the impact of the peso’s depreciation on dollar balances, Brazil (+13%), Mexico (+10%), Poland and Chile (+9%).

-	More moderate growth in the US and UK (+3% and +1%, respectively).

-

The only declines were in Portugal and Spain (-2%), the first one because of the sale of non-productive portfolios and the second because it was affected by the already commented evolution in the quarter.

Financial Report 2018         15

JANUARY - SEPTEMBER Consolidated financial report

Customer funds

Customer funds are well diversified by products: 61% are demand deposits, 21% time deposits and 18% mutual funds.

•	In the third quarter, total deposits excluding repos and mutual funds increased 1% excluding exchange rate impacts. By countries:

–	There was a 2% rise in developing markets, notably Argentina and Brazil (+16% and +4%, respectively). Chile, on the other hand, dropped 4% because of the strategy of optimising the cost of funds.

–

In mature markets, the US dropped 1% because of lower public sector balances and the rest of countries hardly changed. Spain continued the strategy of reducing the expensive balances incorporated from Popular (the cost of deposits was 6 bps lower than in the second quarter and 20 bps less than at the end of 2017) and increasing balances of demand deposits and mutual funds. Time deposits declined notably.

•	Compared to September 2017, year-on-year growth was 4% excluding the exchange rate impact.

–

The strategy continued to focus on boosting loyalty and this helped produce rises of 5% in demand deposits and 7% in mutual funds, in both cases with growth in almost all countries. Time deposits fell 2%, due to declines in Spain, the UK and Chile, which offset the significant rises in Brazil (+25%), as part of the strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds, the US (+22%) and Poland (+20%).

–	By units, total funds rose in seven of the ten core units. The largest increases were in Argentina (+67%), Brazil (+17%) and Poland (+11%).

Slight falls in Chile, the UK and the US, all of them below 1%. In Chile, due to lower time deposits and mutual funds, while demand deposits rose 9%; in the UK, because of reduced time deposits and savings, as current account deposits grew 5%; and in the US, due to lower demand deposits because of the outflow of public sector balances and the rise in interest rates, partially offset by the increase in time deposits.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

•	In the first nine months of 2018, the Group issued:

–

Medium- and long-term senior debt amounting to EUR 14,507 million and covered bonds placed in the market of EUR 5,178 million. Additionally, there were EUR 14,564 million of securitisations placed in the market.

–

Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 11,246 million, in order to strengthen the Group’s situation, consisting of senior non-preferred: EUR 8,261 million; subordinated debt: EUR 1,485 million and preferred: EUR 1,500 million.

–	Maturities of medium- and long-term debt of EUR 19,960 million.

•	The net loan-to-deposit ratio was 111% (110% in September 2017). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 114%, underscoring the comfortable funding structure.

16         Financial Report 2018

JANUARY - SEPTEMBER Consolidated financial report

SOLVENCY RATIOS

The fully loaded CET1 ratio reached 11.11% following an excellent generation of capital in the quarter (+31 bps)
Tangible equity per share was EUR 4.16, an increase of 1.5% in the quarter
The fully loaded leverage ratio was 5.0%, the same as in September 2017

At the end of September, the total phased-in capital ratio stood at 14.81% and the phased-in CET1 ratio at 11.29%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (12.249% for the total capital ratio and 8.749% for the CET1 ratio).

On 1 January 2018 the IFRS 9 came into force, which implied several accounting changes affecting the capital ratios. Santander chose to apply the phase-in under a dynamic approach, which means a five-year transition period. Applying this criteria, the fully loaded CET1 was 11.11% at the end of September. This ratio does not include the estimated 9 bps positive impact from WiZink (expected to be registered in the coming months).

Had the IFRS 9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at end September would have been -27 bps.

Of note in the third quarter was the strong generation of 31 bps of capital from profit and the reduction in risk weighted assets, partly benefiting from securitisations and the review of parameters.

Lastly, and in accordance with the issuance plan to meet the TLAC requirement, there were three issuances in the first nine months, with impact on the capital ratios. In February we issued EUR 1.25 billion of subordinated (Tier 2) debt maturing in 2028. In March we completed a EUR 1.5 billion issuance of contingent convertible capital securities (CoCos), which contribute towards additional tier 1 (AT1) capital levels, and in April in Poland a 10-year PLN 1 billion of subordinated debt (Tier 2) was issued.

∎ ELIGIBLE CAPITAL. SEPTEMBER 2018 EUR million
	Phased-in	Fully loaded
CET1	66,412	65,337
Basic capital	76,233	74,248
Eligible capital	87,083	85,748
Risk-weighted assets	588,074	588,074

CET1 capital ratio	11.29	11.11
T1 capital ratio	12.96	12.63
Total capital ratio	14.81	14.58

NOTE: All 2018 data calculated using the IFRS 9 transitional arrangements, unless otherwise indicated.

Financial Report 2018         17

JANUARY - SEPTEMBER Consolidated financial report

RISK MANAGEMENT

The Group’s NPL ratio continued its favourable trend (-5 bps in the quarter) to 3.87%
The cost of credit (0.98%) continued to decline and was 14 bps lower year-on-year
Loan-loss provisions at the end of September amounted to EUR 6,418 million and coverage was 68%

Credit risk management

•	Non-performing loans fell 1% in the third quarter to EUR 36,332 million (-8% year-on-year). The NPL ratio stood at 3.87% (-5 bps in the quarter and -37 bps in 12 months).

•	The cost of credit improved to 0.98%.

•

Loan-loss provisions amounted to EUR 24,685 million and coverage was 68% at the end of September, bearing in mind that the UK and Spain’s coverage ratios are affected by the weight of mortgage balances, which require fewer provisions as they are collateralised.

•	The Group’s coverage by stages in IFRS 9 terms is as follows: Stage 1: 0.5%, Stage 2: 8.9% and Stage 3: 42.7%.

The following table sets out the NPL and coverage ratios of the main countries where the Group operates:

•	Spain’s NPL ratio was unchanged in the quarter. The portfolio’s better performance and the fall in NPLs offset the denominator impact from the fall in wholesale lending.

•	Santander Consumer Finance’s NPL ratio remained virtually unchanged thanks to the good performance of new lending.

•	Poland’s NPL ratio improved, due to growth in lending in line with the market and disposal of non-performing loans.

•	Portugal’s ratio continued to decline following the integration of Popular’s portfolios into Santander Totta’s usual management.

•	The UK’s NPL ratio continued to improve, due to the good performance of retail portfolios, particularly mortgages, and pro-active management of the non-performing portfolio.

•	Brazil’s NPL ratio remained unchanged in the quarter, thanks to preventative management of the non-performing entries and growth in lending, focused on individuals and consumer finance.

•	Mexico’s NPL ratio continued to fall due to the better performance of the portfolio of individuals (mainly cards and consumer credit), and increased lending.

•	Chile’s NPL ratio decreased because of the good general performance of the portfolio.

•	Argentina’s NPL ratio rose due to the performance of retail portfolios, particularly individuals, conditioned by the macroeconomic situation.

•	In the US, the NPL ratio evolution throughout the year continues to be explained by the expiry of special measures taken in 2017, including support to customers affected by hurricane season.

CREDIT RISK MANAGEMENT
EUR million

	Sep-18	Sep-17	Chg.%	Dec-17
Non-performing loans	36,332	39,442	(7.9)	37,596
NPL ratio (%)	3.87	4.24		4.08
Loan-loss allowances	24,685	25,944	(4.8)	24,529
For impaired assets	15,513	16,884	(8.1)	16,459
For other assets	9,172	9,060	1.2	8,070
Coverage ratio (%)	67.9	65.8		65.2
Cost of credit (%)	0.98	1.12		1.07

CREDIT RISK MANAGEMENT. SEPTEMBER 2018
%

	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	6.23	(1)	(59)	47.7
Spain’s real estate activity	95.58	(91)	393	36.7
Consumer Finance	2.45	1	(15)	106.4
Poland	4.23	(35)	(47)	71.6
Portugal	7.43	(12)	(96)	53.4
United Kingdom	1.10	(2)	(22)	33.1
Brazil	5.26	—	(6)	109.1
Mexico	2.41	(17)	(15)	120.5
Chile	4.78	(8)	(17)	59.6
Argentina	2.47	7	13	124.0
USA	3.00	9	44	145.5

18         Financial Report 2018

JANUARY - SEPTEMBER Consolidated financial report

NON-PERFORMING LOANS BY QUARTER
EUR million
	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Balance at beginning of period	33,643	32,158	50,714	39,442	37,596	37,407	36,654
Net additions	1,583	2,255	2,499	1,933	2,340	2,906	2,528
Increase in scope of consolidation	18	20,969	(10,954)	—	—	—	—
Exchange rate differences and other	536	(854)	(150)	(358)	361	(409)	(140)
Write-offs	(3,623)	(3,813)	(2,667)	(3,420)	(2,890)	(3,250)	(2,710)
Balance at period-end	32,158	50,714	39,442	37,596	37,407	36,654	36,332

Foreign exchange structural rate risk

Santander maintains a CET1 ratio coverage level of around 100% in order to protect itself from exchange rate movements.

Market risk

•

In the quarter, the risk of trading activity of global corporate banking, measured in daily VaR terms at 99%, fluctuated between EUR 6.4 million and EUR 10.2 million. These figures are low compared to the size of the Group’s balance sheet and activity. The average VaR was slightly higher in the first part of the quarter due to market volatility, temporarily increasing the exposure to interest rate and FX risk, although always within the established limits.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of these trading positions at the end of September was EUR 8.1 million.

•	There was increased market volatility as a result of trade disputes and political instability in various countries, which generated a negative impact during August in structural debt portfolios.

TRADING PORTFOLIOS*. VaR by geographic region
EUR million

	2018		2017
Third quarter	Average	Latest	Average

Total	7.9	8.3	22.9
Europe	5.0	5.2	6.3
USA and Asia	1.5	1.1	1.8
Latin America	7.2	5.4	21.9
Global activities	1.2	1.3	0.2

(*) Activity performance in Corporate & Investment Banking financial markets.

Real estate exposure (1)

•	At the end of the first nine months, the Spain Real Estate Activity unit’s gross exposure stood at EUR 9.7 billion and provisions of EUR 4.8 billion (coverage of 50%).

•	The net exposure was EUR 4.9 billion, equivalent to just 1% of our business in Spain.

•

Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets. During the third quarter, the Group reached agreement with a subsidiary of Cerberus Capital Management to sell 35,700 properties for EUR 1,535 million, with no material impact on profit and capital expected. This transaction is expected to be finalised by the end of 2018 or the beginning of 2019.

•	This unit recorded a loss of EUR 187 million in the first nine months of the year, compared to a loss of EUR 223 million in the same period of 2017, due to the reduced need for provisions.

TRADING PORTFOLIOS*. VaR by market factor
EUR million

Third quarter	Min.	Avg.	Max.	Last
VaR total	6.4	7.9	10.2	8.3
Diversification effect	(3.3)	(7.2)	(11.2)	(6.3)
Interest rate VaR	5.9	7.9	10.6	7.3
Equity VaR	0.9	1.3	2.0	1.8
FX VaR	2.2	3.9	6.0	3.5
Credit spreads VaR	1.0	2.1	5.8	2.1
Commodities VaR	—	—	—	—

(*) Activity performance in Corporate & Investment Banking financial markets.

NOTE: In the portfolios of Latin America, United States and Asia, the VaR corresponding to the credit spreads factor which is not sovereign risk, is not relevant and it is included in the interest rate factor.

REAL ESTATE EXPOSURE NET VALUE (1) EUR billion
30 September
Real estate assets	3.9
- Foreclosed	2.7
- Rentals	1.2
Non-performing real estate loans	1.0
Assets + non-performing real estate	4.9

(1) Spain Real Estate Activity

Financial Report 2018         19

JANUARY - SEPTEMBER Business information

DESCRIPTION OF BUSINESS

In 2018 Grupo Santander maintained the same general criteria applied in 2017, as well as the business segments, with the following exceptions:

•

Banco Popular’s financial results and balance sheet have been allocated to the corresponding geographic areas. In 2017, starting from the integration date, Banco Popular was reported separately. The main affected areas are: Spain, Portugal and Spain Real Estate Activity.

•

The Wealth Management unit, created at the end of 2017, will be reported independently as a global business. This unit was previously included in Retail Banking. This change has no impact on the geographic segments.

•	Annual adjustment of the Global Customer Relationship Model’s perimeter, between Retail Banking and Corporate and Investment Banking, with no impact on the geographic businesses.

These changes have no impact on the Group’s figures. However, for comparative purposes, the figures of previous periods have been restated including changes in the affected geographic and global businesses.

Moreover, the balance sheets have been adjusted to the new IFRS 9 regulation. Since retroactive application of this rule is not mandatory, certain lines of the 2018 balance sheet are not comparable with previously reported periods. For comparative purposes, and given the scant significance of portfolio reclassifications and their nomenclature changes, the 2017 accounts have been reorganised in accordance with their purpose and valuation method.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico, Chile and Argentina are set out.

•

United States. Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Corporate and Invesment Banking, Wealth Management and Spain Real Estate Activity.

•

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the CIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Corporate and Investment Banking (CIB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Wealth Management. Includes the asset management business (Santander Asset Management), the new corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

20         Financial Report 2018

JANUARY - SEPTEMBER Business information

NET OPERATING INCOME		QoQ			YoY
EUR million	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Continental Europe	2,032	18.5	18.7	5,663	10.8	11.1
o/w: Spain	1,012	41.7	41.7	2,644	21.7	21.7
Santander Consumer Finance	682	10.1	10.3	1,932	2.8	3.4
Poland	211	(10.8)	(9.7)	626	5.1	4.6
Portugal	166	(8.9)	(8.9)	530	13.4	13.4
United Kingdom	637	4.5	6.4	1,832	(17.9)	(16.8)
Latin America	3,083	(9.5)	1.8	9,881	(5.3)	13.8
o/w: Brazil	2,149	(3.5)	3.1	6,658	(4.5)	15.9
Mexico	547	8.3	3.4	1,543	(3.1)	4.9
Chile	375	1.3	5.4	1,127	1.0	4.3
Argentina	(70)	—	(36.9)	311	(45.6)	32.8
USA	987	5.9	3.4	2,762	(6.0)	1.0
Operating areas	6,739	1.1	6.8	20,139	(2.8)	7.6
Corporate Centre	(380)	2.2	2.2	(1,100)	(17.8)	(17.8)
Total Group	6,359	1.0	7.1	19,039	(1.7)	9.5

ATTRIBUTABLE PROFIT TO THE GROUP		QoQ			YoY
EUR million	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Continental Europe*	989	27.6	27.8	2,696	12.9	13.3
o/w: Spain*	526	61.8	61.8	1,306	17.9	17.9
Santander Consumer Finance*	332	(4.1)	(4.0)	1,000	6.1	7.0
Poland	80	(13.2)	(12.1)	236	8.0	7.6
Portugal*	114	10.9	10.9	344	8.9	8.9
United Kingdom	385	3.3	5.1	1,077	(10.4)	(9.2)
Latin America	947	(15.1)	(4.0)	3,160	(0.5)	20.6
o/w: Brazil	619	(4.3)	2.3	1,942	2.1	23.9
Mexico	195	5.9	1.1	554	4.1	12.8
Chile	153	(3.3)	0.5	461	4.9	8.3
Argentina	(71)	—	—	67	(74.6)	(38.0)
USA	125	(40.5)	(42.9)	460	36.5	46.5
Operating areas*	2,446	(1.1)	4.1	7,393	4.1	13.8
Corporate Centre*	(456)	(4.0)	(4.0)	(1,351)	(10.6)	(10.6)
Total Group*	1,990	(0.4)	6.1	6,042	8.0	21.1
Net capital gains and provisions	—	(100.0)	(100.0)	(300)	(41.7)	(41.7)
Total Group	1,990	17.2	25.1	5,742	13.1	28.4
(*) In the units, underlying attributable profit (excluding net capital gains and provisions). Details on pages 10 and 11.

GROSS LOANS AND ADVANCES TO CUSTOMERS EX. REV. REPOS		QoQ			YoY
EUR million	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Continental Europe	385,133	(0.4)	(0.6)	385,133	0.9	0.8
o/w: Spain	214,346	(1.8)	(1.8)	214,346	(2.4)	(2.4)
Santander Consumer Finance	94,488	0.2	0.0	94,488	6.2	6.2
Poland	24,356	4.1	1.9	24,356	9.6	8.9
Portugal	37,093	0.1	0.1	37,093	(2.1)	(2.1)
United Kingdom	237,116	(1.0)	(0.9)	237,116	0.6	1.2
Latin America	151,947	1.3	3.9	151,947	(3.0)	11.5
o/w: Brazil	69,190	(0.4)	3.3	69,190	(8.5)	13.1
Mexico	31,853	9.0	3.8	31,853	8.5	10.1
Chile	40,123	1.8	2.9	40,123	7.6	9.2
Argentina	5,799	(21.8)	11.1	5,799	(29.3)	62.4
USA	80,686	1.4	0.7	80,686	5.2	3.1
Operating areas	854,882	(0.1)	0.2	854,882	0.5	2.9
Total Group	861,884	(0.1)	0.2	861,884	0.5	3.0

CUSTOMER FUNDS (CUSTOMER DEP. EX. REPOS + MUTUAL FUNDS)		QoQ			YoY
EUR million	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Continental Europe	434,192	0.5	0.3	434,192	3.6	3.6
o/w: Spain	318,859	0.1	0.1	318,859	2.7	2.7
Santander Consumer Finance	36,635	(0.3)	(0.4)	36,635	2.4	2.4
Poland	30,011	4.4	2.1	30,011	11.9	11.2
Portugal	39,185	(0.0)	(0.0)	39,185	7.9	7.9
United Kingdom	205,178	0.3	0.4	205,178	(1.3)	(0.7)
Latin America	194,040	(0.9)	2.1	194,040	(5.1)	11.4
o/w: Brazil	106,612	0.5	4.2	106,612	(5.7)	16.6
Mexico	40,407	3.5	(1.5)	40,407	4.6	6.1
Chile	32,479	(4.8)	(3.9)	32,479	(2.2)	(0.8)
Argentina	9,271	(18.1)	16.3	9,271	(27.5)	66.6
USA	62,000	(0.3)	(1.0)	62,000	1.8	(0.2)
Operating areas	895,410	0.1	0.6	895,410	0.4	3.9
Total Group	895,632	0.1	0.6	895,632	0.4	3.9

Financial Report 2018         21

JANUARY - SEPTEMBER Business information

SPAIN	EUR 1,026 Mn
Highlights	Attributable profit

Good business dynamics in the first nine months, with a record July in new loans driven by SME and consumer credit

Lending to SME, companies and in private banking increased. We maintained the strategy in funds of reducing the cost of deposits, which dropped from 41 bps in the fourth quarter of 2017 to 21 bps in the third of 2018

Our contact centre was recognised as the best in Spain. We are further developing the branch model with SMART branches and the opening of the first Work Café in Spain, an alternative channel to conventional branches, in order to better adapt to customers’ needs

We completed the legal integration of Banco Popular
Underlying attributable profit was 18% higher year-on-year in the first nine months at EUR 1,306 million

Commercial activity

•	Growth in new lending of 11% year-on-year, driven by SME (+18%) and consumer credit (+21%).

•

The main transactional indicators increased at double-digit rates on a like-for-like basis: turnover of cards grew 16%, that of points-of-sale 11% and new insurance premiums increased 27% year-on-year.

•	Santander Private Banking continued to be the leader (EUR +500 million in new lending and stock). We are the first bank to obtain AENOR certification for personal wealth advice.

•	Our contact centre was awarded the gold CRC for excellence in customer attention in Spain. We also strengthened our leadership in mobile payments.

•	Changes to the branch model, with SMART branches and the new Work Café, which integrates banking, co-working space and a coffee shop, focusing on the customer experience and digital capacities.

Business performance

•	Growth in retail banking loans in the first nine months due to the growth in private banking and SME loans. On the other hand, large companies and institutions declined.

•	Customer funds rose in the first nine months, also due to companies. Demand deposits increased 8% year-on-year, absorbing the fall in time deposits.

Results

Attributable profit of EUR 1,026 million in the first nine months, 27% higher year-on-year. Excluding extraordinaries, underlying attributable profit increased 18%, with the following detail:

•	Revenue was up 20%, with improvement in all the main lines.

•	Net interest income rose 18%, with sustained improvement of spreads due to the lower cost of funding.

•	Fee income was 21% higher thanks to increased transactions. The recurrence rate reached 59%.

•	Continued fall in the stock of non-performing loans and a cost of credit of 35 bps.

The third quarter underlying attributable profit rose 62% q-o-q, due to:

•

The sharp rise in gross income, greater net interest income from the improvement in the cost of deposits and increased gains on financial transactions, in addition to the recording in the second quarter of the contribution to the Single Resolution Fund.

•	Lower costs for the third straight quarter, reflecting operational synergies.

22         Financial Report 2018

JANUARY - SEPTEMBER Business information

SANTANDER CONSUMER FINANCE	EUR 1,000 Mn
Highlights (changes in constant euros)	Attributable profit

In a better economic scenario, loans rose 6%, with new lending up in almost all countries
Revenue growth and the cost of credit continue to be at low levels
High profitability (RoTE more than 16%) and underlying attributable profit 7% higher year-on-year

Comercial activity

•	The auto finance market continued to grow on a sustained basis, with new car sales up 2.5% in the first nine months.

•	SCF continued its growth based on its business model: diversification by country, efficiency and risk and recovery systems that maintain high credit quality.

•	Management continued to focus on boosting auto finance (growth in new business was significantly higher than Europe’s new auto market) and growing consumer credit by strengthening digital channels.

•

In consumer credit, we launched two of the core projects to transform the business model (e-commerce and digital interaction with customers), with a roll-out of more than 30 customer journeys in 10 units during the year.

•	SC Germany’s integration of retail networks is progressing according to plan.

Business performance

•	New lending increased 8% year-on-year, driven by commercial agreements in various countries. Of note, France (+17%), Poland (+15%), Austria (+15%) and Spain (+11%).

•	Customer deposits, a product that sets Santander apart from its competitors, remained stable at around EUR 36,600 million.

•	Recourse to wholesale funding in the first nine months amounted to EUR 10,501 million. Customer deposits and medium- and long-term issuances and securitisations covered around 70% of net loans.

Results

Underlying attributable profit of EUR 1,000 million in the first nine months, 7% higher than in the same period of 2017:

•	Net interest income grew 5% due to higher volumes and lower funding costs, and fee income was lower because of regulatory impacts.

•	The efficiency ratio was below 44%.

•	The cost of credit remained at low levels (0.40%), confirming the good performance of portfolios. The NPL ratio was 2.45%, 15 bps lower year-on-year, and coverage was 106%.

•	The largest profits were generated by Germany (EUR 233 million), the Nordic countries (EUR 220 million) and Spain (EUR 184 million).

Compared to the second quarter, net interest income and fee income were higher and costs lower, a positive evolution that did not feed through to the bottom line because of the reduced sale of portfolios (reflected in provisions).

Financial Report 2018         23

JANUARY - SEPTEMBER Business information

POLAND	EUR 236 Mn
Highlights (changes in constant euros)	Attributable profit

Bank Zachodni WBK SA was renamed Santander Bank Polska SA
Deutsche Bank’s transaction is expected to be completed by year-end, as scheduled
Volumes rose 9%, with focus on loans to individuals, SME and corporates. Customer funds grew 11%, partly due to actions to attract funds ahead of Deutsche Bank Polska adquisition
Underlying attributable profit up 8%, backed by revenue management in an environment of low interest rates

Commercial activity

•	The Bank continued its strategy to become the bank of first choice, responding to and predicting customer expectations.

•	The As I Want It account was recognised as the best account for young people in the financial portal money.pl ranking, one year after it was launched.

•	Launch of Działalnosc.pl, a website designed to support entrepreneurs; mSignature, a mobile app authorisation tool as an alternative for SMS codes; and the Split Payment mechanism for SME customers.

•	Santander Corporate and Investment Banking acted as Sole Arranger and Sole Bookrunner of Santander Bank Polska SA in its first ever issuance of EUR 500 million of Eurobonds.

Business performance

•	Loans rose 9% year-on-year, backed by the target segments: SME (+11%), individuals (+8%): mortgages (+8%) and cash loans (+12%); corporate loans (+16%) and CIB ( +11%).

•	Deposits increased 13% year-on-year: SME (+17%), corporates (+13%) and individuals (+13%), partly in order to increase the liquidity buffer ahead of the acquisition of Deutsche Bank Polska.

Results

Underlying attributable profit for the first nine months stood at EUR 236 million, 8% more year-on-year, backed by higher customer revenue and controlled costs, despite ongoing investments:

•	Net interest income rose 6% and net fee income 3% year-on-year, while gains on financial transactions were 11% lower.

•	Operating expenses grew 5% driven by higher transformation project costs and certain pressure on salaries.

•	Higher loan-loss provisions, partly due to the sale of a non-performing loan portfolio in the first half of 2017.

•	The NPL ratio improved to 4.23% (4.70% in September 2017), and the cost of credit was 0.69% (0.61% at the end of September 2017).

Compared to the second quarter of 2018, underlying attributable profit was 12% lower, mainly due to the seasonal collection of dividends in this period. On the other hand, customer revenue increased, and costs and loan-loss provisions were lower.

24         Financial Report 2018

JANUARY - SEPTEMBER Business information

PORTUGAL	EUR 364 Mn Attributable profit
Highlights
Santander Totta is the country’s largest private sector bank by assets and domestic loans and continued to strengthen its position in the corporate market
Underlying attributable profit rose 9% in the first nine months, with better efficiency and lower provisions
In April, DBRS upgraded its long-term debt rating for the Bank to A, with stable outlook, and in September S&P improved the stable outlook to positive

Commercial activity

•	The Bank completed the operational and technological integration of Banco Popular Portugal in October. At the same time, increased loyalty continued to be the Bank’s main drivers.

•

Of note, in addition to the Mundo 1|2|3 programme, was the launch of the Conta SIM, a simple and more digital account, with a basic offer of products and services for customers at the start of their working life or with lower income.

•	The strategy to transform the business model spurred growth in loyal and digital customers.

Business performance

•

Growth in loans remained strong. Our market share of new loans to companies increased to 19% (+2.3 pp compared to the same period of 2017). In financing lines to SME (PME Investe, Crescimento and Capitalizar), the Bank remains the market leader with a share of 23%. New mortgage lending also remained dynamic (market share of 22% and gain of 1.4 pp year-on-year).

•	Total lending, however, fell 2% year-on-year, hit by the sale of non-profitable portfolios.

•

Customer funds increased 8% year-on-year, mainly due to growth in deposits, both demand (+7%) and time (+9%), and mutual funds rose 3%. The campaign to attract funds produced growth in deposits higher than the market’s, particularly those from companies.

Results

The first nine months attributable profit increased 15% year-on-year. Excluding the non-recurring impacts associated with the second quarter’s inorganic operations, underlying attributable profit was 9% higher, due to:

•	Gross income increased 10% largely driven by net interest income (+14%).

•	Costs rose to a lesser extent, enabling net operating income to rise 13% and the efficiency ratio to improve to 47.5% (-1.4 pp year-on-year).

•	Provisions were lower and the cost of credit at just 0.03%. The NPL ratio dropped to 7.43% (8.39% a year before). Coverage was 53%.

•	In addition, the tax rate was higher.

Compared to the second quarter, underlying profit was 11% higher, as the lower revenue from to the sale of bonds in the second quarter was more than offset by reduced costs and provisions.

Financial Report 2018         25

JANUARY - SEPTEMBER Business information

UNITED KINGDOM	EUR 1,077 Mn
Highlights (changes in constant euros)	Attributable profit
We continued to invest in business transformation initiatives which will improve our customer experience and deliver operational efficiencies
We have delivered growth in mortgages with a focus on customer service and retention

2018 results have been impacted by ongoing competitive market conditions, higher regulatory, risk and control costs and strategic investment in business transformation, digital enhancement and growth initiatives. Better performance in the third quarter, with underlying attributable profit up 5%

Commercial activity

•	We continued to gain loyal SME and corporate customers. Moreover, our enhanced digital capability attracted around 455,000 digital customers in the last twelve months.

•

We continue to focus on expanding our multi-channel investment proposition, with the launch of Digital Investment Advisor, a new affordable and high quality investment advice service. We are also implementing a new digital clearing system to provide customers with faster clearance of cheques.

•	We retained 55% of refinanced mortgage loans and 61% of credit card openings were made through digital channels in the first nine months of the year.

•	Our ring-fence structure is now close to completion ahead of the 1 January 2019 legislative deadline.

Business performance

•	Lending was slightly lower in the quarter largely due to managed reductions in Commercial Real Estate (CRE) and non-core loans. Deposits grew EUR 542 million.

•	Customer lending increased, slightly driven by management focus on customer service and retention, partially offset by active management of CRE exposures and non-core loans.

•	Customer funds decreased 1%, with continued growth in current accounts (+5%) offset by savings and time deposits due to management pricing actions. Mutual funds rose 1%.

Results

Underlying attributable profit for the first nine months was EUR 1,077 million, down 9% year-on-year, due to:

•	Lower revenue driven by competitive pressure on mortgage spreads, continued SVR attrition and lower gains on financial transactions.

•	Increased regulatory, risk and control costs and ongoing investment in strategic and digital transformation projects.

•

Moderate rise in provisions, with the cost of credit remaining at just 8 bps. The NPL ratio improved to 1.10%, supported by our medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy.

Compared to the second quarter, underlying attributable profit rose 5%, driven by higher net interest income and lower costs and loan-loss provisions.

26         Financial Report 2018

JANUARY - SEPTEMBER Business information

BRAZIL	EUR 1,942 Mn
Highlights (changes in constant euros)	Attributable profit
Our strategic focus on enhancing the customer experience and satisfaction was reflected in the growth of our customerbase and the improvement in the Net Promoter Score
Efficiency reached its best level in five years, due to the operational leverage and the continued positive trend in revenue
Prudent risk management underscored by the growth in lending, with gains of profitable market share, compatible with improvements in the NPL ratio and the cost of credit
Higher profitability (RoTE of 20.0%) and profit up 24% YoY to EUR 1,942 million in the first nine months

Commercial activity

We continued to progress in our commercial and digital initiatives. Of note:

•	In acquiring, the PoS digital, Superget and the app for management of sales continued to support revenue growth higher than the market’s. Moreover, we launched a platform for electronic trade.

•	In credit cards, our market share reached 12.8% (+130 bps year-on-year).

•	In consumer finance, we remained the leader (market share in auto of 23.8% in August, up 132 bps year-on-year), and we launched the +Fidelidade incentive model for car dealers.

In addition, we were recognised for the third year running as one of the best companies to work for by the Great Place to Work (GPTW) ranking (up 14 places year-on-year).

Business performance

•	Loans grew 13% year-on-year. Almost all segments rose, notably individuals (+24%), consumer finance (+22%) and SME (+14%).

•	Customer funds increased and gained market share, due to the sharp rise in time deposits (+25%), savings (+15%) and demand deposits (+13%), which offset the fall in letras financeiras.

•	This evolution was reflected in profitable market share gains on the liabilities side (+137 bps year-on-year), mainly in time deposits and agribusiness letters of credit.

Results

First nine months underlying attributable profit of EUR 1,942 million, 24% more year-on-year. Of note:

•	Net interest income rose 17% driven by larger volumes.

•	Fee income grew 15%, with rises in almost all lines: cards (+16%), current accounts (+13%), mutual funds (+53%) and insurance (+11%).

•	Operating expenses increased 5%, accompanying the business growth. The efficiency ratio reached its best level of the last five years (33.1%).

•	Improved credit quality ratios: the cost of credit fell to 4.17% from 4.55% in September 2017, the NPL ratio dropped to 5.26% from 5.32% and coverage rose from 98% to 109%.

Compared to the second quarter, underlying attributable profit rose 2% (PBT up 7%), driven by growth in revenue and absorbing the impact of the signing of the salary agreement in September.

Financial Report 2018         27

JANUARY - SEPTEMBER Business information

MEXICO	EUR 554 Mn
Highlights (changes in constant euros)	Attributable profit

The strategy continued to focus on the transformation of the branch network and digitalisation, reflected in greater customer attraction and increased loyalty, and in the launch of new businesses such as auto finance

In volume terms, there was faster growth in lending. Of note were companies (+17%) and SME (+11%). In customer funds, growth was driven by deposits from individuals, SME and mutual funds
Good trend in profit. The first nine months attributable profit rose 13% year-on-year, driven by the strong performance of net interest income, fee income and loan-loss provisions

Commercial activity

The commercial strategy remains focused on boosting use of digital channels, loyalty and attracting new customers, with new products and services such as:

•	We continued to develop the new branch distribution model (203 branches already transformed).

•	We launched the new Sucursal Ágil model in order to cut waiting time and improve the customer experience.

•	We continued to develop our digital proposition via Súper Móvil, with new functionalities. Super Wallet now incorporates the payment of purchases carried out with puntos recompensa (a reward system).

•	Launch of Súper Auto for auto and motorbike finance through a fully digital credit origination. We have over 300 auto selling agencies affiliated. Loans already amount to more than MXN 480 million.

•	Alliance with Peugeot Mexico to consolidate us as the preferred financial partner in loans for customers of the brand.

•	Launch of Solicitud Contrato Agro for marketers, thereby fostering agricultural loans to SME.

•	The Santander Plus programme already has 4.2 million clients, 54% of whom are new.

Business performance

•

Lending grew 10% year-on-year, with the focus on profitability. Loans to individuals rose 6% with notable growth in payroll loans (+12%), mortgages (+7%) and cards (+4%). Total corporate loans increased 14%, driven by SME (+11%), companies (+17%) and large companies (+6%).

•	Customer funds increased 6% year-on-year, driven by time deposits and mutual funds. Those of individuals were up 16%.

Results

The first nine months underlying attributable profit of EUR 554 million was 13% higher than in the same period of 2017, as follows:

•	Net interest income rose 12%, driven by increased volumes and higher interest rates. Fee income grew 9%, mainly from credit cards, mutual funds and insurance.

•	Operating expenses increased in line with the ongoing investment plans.

•	Loan-loss provisions declined, which produced a cost of credit notably lower than a year ago and also a better NPL ratio.

Compared to the second quarter, underlying attributable profit was slightly up, backed by the strong evolution of customer revenue, partially offset by higher loan-loss provisions (a one-off case).

28         Financial Report 2018

JANUARY - SEPTEMBER Business information

CHILE	EUR 461 Mn
Highlights (changes in constant euros)	Attributable profit
Continued focus on commercial and branch network transformation. Santander Life, launched at the end of 2017, well received and attracting new customers
Growth in business volumes, at a faster pace in some segments. Of note the rise in activity with companies
Underlying attributable profit increased 8% year-on-year, mainly due to net interest income and fee income. The efficiency ratio remained at around 41%

Commercial activity

Santander is the leading private sector bank in Chile in terms of assets and customers, with a marked retail focus (individuals and SME) and on transaction banking.

The Group’s strategy continued to focus on offering an attractive return in a stable and low risk country where economic growth is increasing:

•	We continued to transform the traditional network into a new branch model launched in October. We also continued to open Work Café branches in the third quarter.

•

We launched Santander Life at the end of 2017. This is a new way of relating to the community and customers via products aimed at the mass consumer market. We will launch Life 2.0 before the end of the year, which will provide better benefits to customers who already form part of the programme.

•	New initiative for Wealth Management and Private Banking will be launched in the fourth quarter and throughout 2019, as well as installing Superdigital in Chile.

Business performance

•	Lending rose 9% year-on-year, mainly spurred by the companies segments (+10%) and individuals (+9%).

•	Customer funds reflected the strategy to improve the mix of funds, notably demand deposits (+9%).

Results

Underlying attributable profit in the first nine months was 8% higher than in the same period of 2017 at EUR 461 million. Of note were:

•

Gross income rose underpinned by a 7% rise in net interest income (growth in volumes and a better mix of funds). Fee income rose 13%, driven by income from transactional banking, mutual funds and greater use of cards.

•	Operating expenses were almost in line with gross income. The efficiency ratio remained at around 41%.

•	The cost of credit continued to improve, and the NPL ratio dropped to below 5%. Coverage was 60%.

Compared to the second quarter, underlying attributable profit was 1% higher because the growth in net interest income, gains on financial transactions and lower costs, offset by reduced fee income (very high in the second quarter) and higher loan-loss provisions.

Financial Report 2018         29

JANUARY - SEPTEMBER Business information

ARGENTINA	EUR 67 Mn
Highlights (changes in constant euros)	Attributable profit
Santander Río continued to be the leading private sector bank in Argentina by loans and deposits
The business focus was on digital transformation, customer experience and key segments: Select and Pymes Advance he first nine months underlying attributable profit was affected by the high inflation adjustment of EUR -169 million (EUR -81 million for monetary adjustment and EUR -88 million for the exchange rate)

The first half attributable profit of EUR 137 million was 8% higher year-on-year

Commercial activity

Santander Río consolidated its position as Argentina’s largest private sector bank in terms of loans, deposits and branches. We focused on loyalty and profitability.

We continued to make progress in digitalisation and operational efficiency:

•	We began the process of obtaining the licence for Openbank Argentina, the Group’s fully digital bank.

•	We continued to improve the customer experience with priority in digitalisation projects for products and services.

•	The penetration of internet users reached 60% of active customers and that of mobile clients 38%.

•	All these measures led to a 9% rise in loyal and digital customers year-on-year (digital customers account for 71% of active customers).

Business performance

•	Strong year-on-year growth of peso balances. Loans rose 32% (mainly mortgages, auto finance and companies) and deposits 44%.

•	Moreover, volumes were positively impacted by dollar balances (impact of the peso’s depreciation).

Results

The first nine months underlying attributable profit was EUR 67 million, 38% less than in the same period of 2017 because of the inflation adjustment. As regards business performance:

•	Net interest income grew 49%, driven by management of spreads in a scenario of higher interest rates and lower volumes.

•	Fee income rose 37%, spurred by greater foreign currency activity in a volatile exchange rate environment and income from cash deposits.

•	The growth in costs reflected investments in digitalisation projects and the automatic revision of salary agreements because of the rise in inflation and peso’s depreciation against the dollar.

•

Credit quality remained high with a cost of credit which increased to 2.92%, due to loan-loss provisions for the individuals’ portfolio, particularly in medium and low income segments. The NPL ratio remained at around 2.5%.

The third quarter recorded a loss of EUR 71 million because of the inflation adjustment corresponding to the results of the first nine months.

30         Financial Report 2018

JANUARY - SEPTEMBER Business information

URUGUAY
Highlights (changes in constant euros)
The Group continued to be the leading private sector bank in the country, focused on growing in retail banking and improving efficiency and the quality of service
Underlying attributable profit rose 45%, spurred by the good performance of net interest income and fee income, as well as cost control. RoTE of 29%

Commercial activity

•	Santander continued to focus on improving customer satisfaction and increasing loyalty.

•

We continued to advance in our digital transformation strategy and in modernising channels. The number of digital customers increased 32% to over 210,000 (penetration of 56%, up from 46% in September 2017). Transactions via digital channels rose 35% year-on-year. Consumer finance companies also increased placements via digital channels. At Creditel they already account for 39% of new loans.

•

Loans grew in target segments, products and currencies: +20% in consumer credit and cards and +22% in the national currency portfolio. Peso deposits grew 10% and foreign currency ones fell 1% year-on-year.

Results

The first nine months underlying attributable profit was 45% higher year-on-year at EUR 103 million:

•	Gross income rose 17%, driven by net interest income and in general, by the main revenue lines. The efficiency ratio was 43.6%, 4 pp better than in the first nine months of 2017.

•

Despite the rise in provisions because of the entry into force of IFRS 9 regulation and other impacts, the NPL ratio remained at a low level (3.05%), coverage was high (120%) and the cost of credit was 2.76%.

The third quarter underlying attributable profit was 1% higher than the second’s, due to the good performance of net interest income (+10%), which offset the lower gains on financial transactions and the rise in costs and provisions

PERU

Highlights (changes in constant euros)

•	The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global clients.

•	The specialised auto finance company continued to increase its revenue at double-digit rates.

•	Lending rose 5% compared to September 2017 and deposits rose 13%.

•

Underlying attributable profit in the first nine months was 10% higher at EUR 28 million. The good performance of fee income and gains on financial transactions more than offset the rise in costs from corporate projects. The efficiency ratio was 34.9% and NPL coverage remained high (204%). The third quarter profit was 35% higher quarter-on-quarter due to higher fee income.

COLOMBIA

Highlights (changes in constant euros)

•

Activity in Colombia remained focused on CIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade and confirming, developing investment banking products and supporting the country’s infrastructure plan. This offer is in the process of being expanded with a licence for Santander Securities Services Colombia, enabling custody services to be offered.

•	We continued the strategy to consolidate the auto financing business. This will enable us to have the critical mass needed to consolidate ourselves in this market.

•	Lending increased 67% year-on-year, with good evolution of peso loans, while deposits rose 55% thanks to demand and time deposits.

•

The third quarter profit was EUR 3 million and EUR 5 million for the first nine months (+28% year-on-year). Of note was gross income (+49%), spurred by net interest income, fee income and gains on financial transactions.

Financial Report 2018         31

JANUARY - SEPTEMBER Business information

UNITED STATES	EUR 460 Mn
Highlights (changes in constant euros)	Attributable profit

The Federal Reserve terminated the 2015 Written Agreement signed with Santander Holdings USA on 2 July 2015, demonstrating continued improvement on regulatory issues

Volume trend improvement, with quarterly and yearly loan growth. Lending rose for the second straight quarter, increasing USD 2.8 billion in the last twelve months

Underlying attributable profit of EUR 460 million in the first nine months, 47% higher year-on-year, driven by lower costs and provisions and higher income from leasing

Commercial activity

•	Santander Bank:

–	Focus on enhancing customer experience and product offerings across digital and physical channels has increased customer satisfaction in retail banking.

–	Rebalanced balance sheet utilization away from securities to position the bank for continued loan growth.

–	Santander Bank Auto Initiative went live at the beginning of July. By the end of September USD 685 million were already funded.

•	Santander Consumer USA:

–	Santander Consumer USA is focusing on improving profitability across prime, non-prime and leasing products and enhancing customer satisfaction to drive origination growth.

–	Executed a portion of an initial USD 200 million share repurchase programme at Santander Consumer USA.

Business performance

•	Commercial and CIB are driving loan growth at SBNA. Originations growth across all channels at SC USA.

•	Demand deposits fell year-on-year due to outflow of public sector deposits and higher interest rates, partially offset by growth in time deposits.

Results

Underlying attributable profit in the first nine months of 2018 was EUR 460 million, 47% higher year-on-year, with strong growth at both Santander Bank and SC USA.

•

Net interest income fell due to lower spreads on loans at SC USA and higher cost of funding at SBNA due to rising interest rates and aggressive competitor pricing. Fee income was also down, driven by lower servicing fees at SC USA.

•

These reductions were partially mitigated by higher income from leasing, improved performance in costs, which declined for the third quarter running, and lower provisions both at SC USA and Santander Bank.

Compared to the second quarter of 2018, the increase in customer revenue and lower costs were not reflected in underlying attributable profit due to higher loan-loss provisions, which are seasonally lower in SC USA in the second quarter.

32         Financial Report 2018

JANUARY - SEPTEMBER Business information

CORPORATE CENTRE	EUR -1,391 Mn
Highlights	Attributable profit

The Corporate Centre’s objective is to aid the operating units by contributing value-added and carrying out the corporate function of oversight and control. It also develops functions related to financial and capital management

The underlying attributable loss was 11% less year-on-year, due to reduced hedging costs of exchange rates

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision.

•	Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks in the sector.

•

The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in all countries.

It also develops functions related to financial and capital management, as follows:

•	Financial Management functions:

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issuances and other), maintaining an adequate profile at each moment in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium, which in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 21,399 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, fx, forwards).

•	Management of total capital and reserves: capital allocated to each of the units

Results

First nine months loss of EUR 1,391 million, including restructuring charges of EUR 40 million (net of tax), down from a loss of EUR 1,641 million in the first nine months of 2017, which included a charge of EUR 130 million for equity stakes and intangible assets.

Excluding these impacts, loss of EUR 1,351 in 2018 compared to EUR 1,511 million in 2017. The improvement was mainly due to lower costs related to hedging of exchange rates.

In addition, net interest income was hit by the volume of issuances made under the funding plan, largely focused on eligible TLAC instruments, and greater liquidity.

Operating expenses, on the other hand, remained virtually unchanged as a result of the streamlining and simplification measures that enable the investment in global projects related to the Group’s digital transformation to be offset.

∎ CORPORATE CENTRE
EUR million	Q3’18	Q2’18	Chg.%	9M’18	9M’17	Chg.%
Gross income	(257)	(250)	3.0	(733)	(981)	(25.3)
Net operating income	(380)	(372)	2.2	(1,100)	(1,337)	(17.8)
Underlying attributable profit to the Group	(456)	(475)	(4.0)	(1,351)	(1,511)	(10.6)
Attributable profit to the Group	(456)	(515)	(11.5)	(1,391)	(1,641)	(15.2)

Detailed financial information on page 55

Financial Report 2018         33

JANUARY - SEPTEMBER Business information

RETAIL BANKING	EUR 5,671 Mn
Highlights (changes in constant euros)	Attributable profit
Continued focus on three main priorities: customer loyalty, digital transformation and operational excellence
As at end September, the Group had more than 19.6 million loyal customers and almost 30 million digital customers
Underlying attributable profit of EUR 5,931 million, partly driven by the perimeter effect following Popular’s incorporation and the good dynamics in customer revenue

Commercial activity

Santander is immersed in a commercial transformation process that rests on three main pillars:

1.	Continuous improvement in the loyalty of our customers. For example:

–

In Mexico, Santander Plus already has more than 4.2 million customers, 54% of whom are new clients. In Portugal, as well as maintaining the focus on Mundo 1|2|3, we launched Conta SIM, a simple and more digital account.

–

We continued to differentiate Santander from its competitors with new innovative products: Chile is going to launch Life 2.0, with new advantages for customers of Santander Life; in Brazil, we launched the incentives model +Fidelidade for auto dealers; SCF is developing e-commerce projects and digital integration in consumer finance.

–	Thanks to these measures, loyal customers increased 19% year-on-year.

2.	Promote the digital transformation of channels, products and services:

–

In apps and digital platforms, Poland launched Działalnosc.pl, designed to support business people and mSignature, a new mobile app for authorisation as an alternative to SMS. Brazil continued to develop its app for managing sales within its acquiring business.

–

As regards the multi-channel proposal, we installed in UK a digital compensation system for clearing cheques more quickly. In Mexico, we incorporated to Súper Wallet payment of purchases carried out with Puntos Recompensa (a reward system).

–	All these measures led to a 24% rise in digital customers.

3. Improve customer satisfaction and experience:

–

In order to achieve this, we continued to transform the traditional network, with, for example, the first opening in Spain of a Work Café branch and the new distribution model of branches in Mexico (203 branches have already been reformed).

–

We remained focused on becoming the best bank for our customers, as recognised by the market. In Poland, for example, money.pl chose the As I Want It account as the best one for young people and in Brazil we were recognised for the third year running as one of the best companies to work for.

Results (in constant euros)

The first nine months underlying attributable profit was EUR 5,931 million, 17% more than in the same period of 2017, partly driven by Popular’s incorporation and the good dynamics in customer revenue.

Compared to the second quarter, third quarter underlying attributable profit was 3% higher, thanks to the good performance of net interest income and costs.

34         Financial Report 2018

JANUARY - SEPTEMBER Business information

CORPORATE & INVESTMENT BANKING	EUR 1,258 Mn
Highlights (changes in constant euros)	Attributable profit
Santander is among the leaders in Latin America and Europe, particularly in export & agency finance, debt capital markets and structured financing

We continued to advance in our mission to help our global customers in their capital issuances, providing them with financing solutions and transaction services. We also continued to adapt our offer of products to the Bank’s digital transformation

Underlying attributable profit was 3% lower in the first nine months at EUR 1,258 million than in the same period of 2017 whose first quarter was exceptional in gains on financial transactions. The third quarter profit was 14% higher than the second quarter’s

Commercial activity and Business performance

Main actions performed by business lines:

•	Cash management: strong growth in transactional business, particularly in Mexico, the UK, Argentina and Europe. We also continued to digitalise our product range in our core markets.

•	Export & agency finance: Santander maintained its leadership position, helping and supporting clients in their international sales, both in the Group’s target markets as well as in developing ones.

•

Trade & working capital solutions: favourable evolution of business, particularly in receivables finance products and confirming in the UK, Europe, Asia and Poland, as well as letters of credit in Brazil and Mexico.

•

Debt capital markets: we participated in the dollar issuances of Toyota Motor Credit Corp, the exchange of bonds of Verizon Communications, as well as in the euro issuances of Michelin, Unilever, Commerzbank, Credit Agricole, Telefónica and the covered bonds of Mediobanca, Intesa Sanpaolo, Banco BPM and CFF.

•

Syndicated corporate loans: of note were the advisory services and financing for Ardina’s purchase of 40% of Nueva Argo Finanziaria, as well as the syndicated loans for Grupo Lar and Dinosol in Spain, Vita Oil & Gas in Argentina and PGE in Poland.

•

Structured financing: among the main transactions was the financing provided to Open Fiber in Italy, the EdgeConnex platform of data centres in Europe, Mitikah in Mexico, Guadalmedina motorway in Spain and the Rutas del Loa motorway in Chile, among others.

•

Global Markets: on a linear comparison, growth in sales. Revenue held up in sales activity, with good performance of the corporate segment, particularly in Spain, the US and Argentina. Greater contribution from management of books, notably business in the US, Brazil, Argentina and Asia.

Results (in constant euros)

Underlying attributable profit of EUR 1,258 million in the first nine months, slightly lower year-on-year:

•	Net interest income and fee income were virtually unchanged affected by the strategy of selective growth, reduced demand for loans and a market environment with less corporate transactions.

•	Lower gains on financial transactions than in 2017 whose first quarter was excellent.

•	Higher costs associated with transformation projects.

•	Provisions were significantly lower in Spain, UK, Brazil and the US.

•	Better results from global transactional banking. Lower income from global markets and, to a lesser extent, global debt financing.

The third quarter profit was 14% higher than the second quarter, driven by the recovery in gross income growth and reduced needs for provisions.

Financial Report 2018         35

JANUARY - SEPTEMBER Business information

WEALTH MANAGEMENT
Asset Management and Private Banking	EUR 392 Mn
Highlights (changes in constant euros)	Attributable profit
Total contribution (net profit + fee income) amounted to EUR 757 million, 10% more than in the first nine months of 2017
Mutual funds rose 5% in Private Banking and 3% in SAM, despite markets’ performance
Lending increased 10% driven by the development of the Private Wealth segment, which offers a differential service to the Group’s largest clients

Comercial activity

•	We continued to develop measures in the third quarter in order to keep on offering the best products and services. Of note:

–

In Private Banking: Santander became the first bank in Spain to obtain the AENOR certificate for advisory services, which underscores our business model, increases transparency and helps to consolidate us as the country’s best private bank. Santander is also now the reference bank recommended to all players who take part in UEFA competitions, subject to our internal policies, with an adapted value proposal.

–

Santander Asset Management (SAM) focused on improving its range of products and is consolidating itself as the leading entity in equities in the countries where we operate. Citywire recognised SAM as the best manager of equities in Spain.

•	Private banking as a global segment is a priority: collaboration volumes among countries rose 19% to EUR 4,152 million since December 2017.

•

Digital transformation is also a priority, underscored by installing in all private banking offices in Mexico the global private banker tool SPiRIT, which continues to be installed in Brazil and Chile.

Business performance

•

Total assets under management amounted to EUR 333 billion, in line with September 2017, with custody business affected by the performance of markets in Spain and rises in funds in private banking as well as in SAM.

•	Of note in Private Banking was growth in funds and investments in Brazil (+10%) and Mexico (+11%). Customer loans grew 10%.

•	At SAM, there was noteworthy growth in funds in Mexico (+10%) and in Brazil (+5%).

Results

The first nine months underlying attributable profit was EUR 392 million, 15% more year-on-year:

•	Higher revenue, with a 12% rise in net interest income and 66% in fee income, mainly due to an increase in managed and higher value-added volumes.

•	Increase in operating expenses, partly affected by investments in the Private Wealth (UHNW) project.

•	The increase in revenue and costs was affected by the greater stake in Santander Asset Management.

•	By units, of note in profit growth were Brazil (+13%), Mexico (+18%) and International Private Banking (+14%).

When the total fee income generated by this business is added to net profit, the total contribution to the Group is EUR 757 million, 10% more year-on-year.

36         Financial Report 2018

JANUARY - SEPTEMBER Corporate Governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general.

Balanced	Respect for	Maximum	At the forefront of best
composition of	shareholders’	transparency	corporate governance
the Board	rights	in remuneration	practices

Below are the changes to the board and the board committees agreed in the third quarter:

∎	Changes in the board’s composition

}	Although there were no changes in the board in the third quarter, the following changes were agreed and announced on 25 September 2018:

•

To appoint Mr Andrea Orcel as a new member of the board and chief executive officer of Banco Santander in place of Mr José Antonio Álvarez Álvarez and filling the vacancy on the board produced by Mr Juan Miguel Villar Mir, who resigned his position in view of the end of his term.

•

To appoint Mr José Antonio Álvarez Álvarez vice chairman of Banco Santander’s board and executive chairman of Santander Spain, replacing Mr Rodrigo Echenique Gordillo in both posts. Mr Echenique Gordillo informed the board on 25 June 2018 of his decision to relinquish his functions as an executive director of Banco Santander as of 1 January 2019, without detriment to continuing after this date as a non-executive director.

}

These appointments will become effective once the relevant authorisations are obtained (including those resulting from Mr Andrea Orcel’s current employment) and in no event earlier than 1 January 2019.

}

Once the appointment of Mr José Antonio Álvarez Álvarez is firm, Mr Rodrigo Echenique Gordillo and Mr Guillermo de la Dehesa Romero will continue to be directors of the Bank, but will no longer be vice chairmen. As of then, Mr Bruce Carnegie-Brown and Mr José Antonio Álvarez Álvarez will be the only vice chairmen of Banco Santander’s board.

∎	Changes in the composition of the board’s committees

}

On 24 July 2018, the board appointed Mr Álvaro Antonio Cardoso de Sousa chairman of the risk supervision, regulation and compliance committee, effective as of 1 October 2018, in place of Mr Bruce Carnegie-Brown, who remains a member of that committee.

}	Mr Álvaro Antonio Cardoso de Sousa was also appointed on the same date a member of the responsable banking, sustainability and culture committee.

}	Mr Rodrigo Echenique Gordillo will join the appointments committee, effective as of 1 January 2019, once he ceases his executive functions on Banco Santander’s board, as announced on 25 June 2018.

Financial Report 2018         37

JANUARY - SEPTEMBER Sustainability

SUSTAINABILITY

We develop our activity in a responsible way, contributing to the economic and social progress of the communities in which we operate, taking into account our impact on the environment and fostering stable relationships with our main stakeholders.

Presence in the socially	2.1 million people	183 million	... of which EUR 129 million
responsible investment	helped in 2017	social investment	were invested in
indices		in communities	higher education

Grupo Santander continued to develop new measures within its corporate social responsibility commitment. The main ones in the third quarter were:

∎	Sustainable governance

}

In order to adjust Banco Santander’s corporate governance and progress toward becoming a more responsible bank, the board created a new committee. The Responsible Banking, Sustainability and Culture Committee advises the board on the Bank’s values and corporate culture, the sustainability strategy, ethical, social and environmental matters regarding the main stakeholders (employees, customers, shareholders and society) and supervises the correct reporting of non-financial information. This committee meets quarterly and held its first meeting on 4 September.

∎	Indexes and analysts

}

Banco Santander is ranked the third bank in the world and the first in Europe in the Dow Jones Sustainability Index (DJSI), the reference international index that measures companies’ performance in the sphere of sustainability (in the economic, social and environmental dimensions).

}

The DJSI accorded Santander the maximum score (100) in aspects such as financial inclusion and energy efficiency, among other sustainability management elements. The bank has formed part of the index for 18 consecutive years, and for the eighth year running Santander is first among Spanish banks.

∎	Investment in communities

}

Banco Santander, via the Santander Responsabilidad Solidario fund managed by Santander Asset Management Spain, delivered EUR 2.6 million which will go to various socio-labour insertion programmes of collectives at risk of social exclusion, as well as to social and international cooperation projects. Santander Corporate & Investment Banking (SCIB) held the event to award the prizes to the winning projects of the second edition of the Social Projects programme, maintaining the commitment to finance and support different foundations and projects proposed by the division’s professionals.

}

Santander Chile launched a new initiative, Work Café Solidario, in order to support the country’s disadvantaged people. With the sale of craft mugs in the Work Cafés, the bank is supporting the TECHO-Chile Foundation, which helps the most vulnerable communities.

}	Thanks to the Explorer programme promoted by the bank via Santander Universities, with the coordination of CISE, some 50 young entrepreneurs will display their business ideas in Silicon Valley.

∎	Environment and climate change

}

Banco Santander, the leader in financing the first wind-power project in Spain free of premiums and government subsidies, is structuring and ensuring via SCIB the financing and development of 300 MW awarded in Spain’s first renewable energy auction. It is the first greenfield project in Spain financed without the need for subsidies, thereby establishing a new business paradigm in the renewable energy sector.

}

Moreover, in order to promote care of the environment, Santander in Chile will hand out free and gradually re-usable bags that can be recycled, stamped with illustrations of animals at risk of extinction and created by two local entrepreneurs. Once these bags can no longer be used, they can be deposited at any clean point or taken to one of the bank’s branches and given a new use.

38         Financial Report 2018

JANUARY - SEPTEMBER The Santander share

THE SHARE

∎	Shareholder remuneration

}	The first dividend of EUR 0.065 per share charged to 2018’s earnings was paid in cash in August.

}

As regards the second remuneration to shareholders, the Santander Scrip Dividend programme will be applied. Each shareholder received a free allocation of new shares for each share owned. There are then three options: sell the rights to the Bank at a set price (EUR 0.035 per right), sell them to the market between 18 October and 1 November at the share price, or receive new shares(*) (one for every 123 rights). In order to tend to the third option, a capital increase for a maximum amount of EUR 565 million (131,188,240 shares) fully charged to reserves will be made. The number of shares to be issued will depend on the number of rights sold to the Bank. On 5 November, shareholders are due to receive the amount in cash if they opted to sell the rights to the Bank, and on 13 November the new shares if they chose this option.

(*) The options, time periods and procedures indicated can present particularities for holders of Santander shares on foreign stock markets where the Bank is listed.

∎	Share price performance

}

Markets ended the first nine months lower, following a start to the year with rises driven by the positive impact of the US’s tax reform. This positive environment, however, dissipated in the following months because of greater volatility in stock markets mainly due to: (i) the political uncertainty in Italy and Brazil; (ii) the lack of agreement over Brexit, (iii) the escalation of trade tensions caused by the US protectionist measures and the possible impact on confidence and the global economy; and (iv) the rise in financial tensions in developing economies as a result of the dollar’s strengthening, which followed the decision of the Fed and the ECB to continue their policy of monetary normalisation. The Fed raised its interest rates and the ECB announced the end of quantitative easing (its first interest rate rise is expected after the summer of 2019).

}

In this context, the main indices and the Santander share ended September lower. The Santander share was down 20.9% at EUR 4.336 at the end of September, the Euro Stoxx Banks and Stoxx Banks fell 18.3% and 14.8%, respectively. The Ibex 35 benchmark index of the Madrid Stock Exchange declined 6.5%, the DJ Stoxx 50 3.5% and the MSCI World Banks 8.3%.

∎	Market capitalisation and trading

}

As of 28 September, Santander was the largest bank in the eurozone by market capitalisation (EUR 69,958 million) and the 18th in the world. A total of 15,856 million Santander shares were traded in the first nine months for an effective value of EUR 82,229 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 98%).

}	The share’s weighting in the DJ Stoxx 50 was 1.9%, 7.3% in the DJ Stoxx Banks and 14.5% in the Ibex 35 at the end of September.

∎	Shareholder base

}

The total number of Santander shareholders at 28 September was 4,190,808 of which 3,920,898 were European (78.1% of the capital stock) and 252,016 from the Americas (20.8%). Excluding the board of Grupo Santander, which represents 1.1% of the Bank’s capital stock, individuals hold 39.6% and institutional shareholders 59.2%.

∎THE SANTANDER SHARE. September 2018
Shareholders and trading data
Shareholders (number)	4,190,808
Shares (number)	16,136,153,582
Average daily turnover (number of shares)	83,013,872
Share liquidity (%)	98
(Number of shares traded during the year over number of shares)

Price movements during the year
Highest	6.093
Lowest	4.140
Last (28.09.18)	4.336
Market capitalisation (millions) (28.09.18)	69,958

Stock market indicators
Price / Tangible book value (X)	1.04
P/E ratio (X)	9.83
Yield* (%)	4.34
(*) Last three dividends paid and one announced over 9M’18 average share price

Financial Report 2018         39

40         Financial Report 2018

JANUARY - SEPTEMBER Appendix

∎ NET FEE INCOME. CONSOLIDATED
EUR million
	Q3’18	Q2’18	Chg.%	9M’18	9M’17	Chg.%
Fees from services	1,605	1,796	(10.6)	5,208	5,465	(4.7)
Wealth management and marketing of customer funds	874	896	(2.4)	2,714	2,550	6.4
Securities and custody	161	243	(33.6)	607	633	(4.1)
Net fee income	2,640	2,934	(10.0)	8,529	8,648	(1.4)

∎ OPERATING EXPENSES. CONSOLIDATED
EUR million
	Q3’18	Q2’18	Chg.%	9M’18	9M’17	Chg.%
Personnel expenses	2,837	2,960	(4.2)	8,797	8,856	(0.7)
General expenses	1,967	2,154	(8.7)	6,272	6,203	1.1
Information technology	347	396	(12.5)	1,109	904	22.7
Communications	120	129	(6.9)	382	402	(5.0)
Advertising	143	160	(10.9)	453	545	(16.9)
Buildings and premises	427	450	(5.0)	1,354	1,364	(0.7)
Printed and office material	28	31	(10.9)	89	100	(10.4)
Taxes (other than tax on profits)	118	144	(17.8)	405	394	2.7
Other expenses	784	843	(7.0)	2,479	2,494	(0.6)
Personnel and general expenses	4,804	5,114	(6.1)	15,069	15,058	0.1
Depreciation and amortisation	557	604	(7.8)	1,774	1,899	(6.6)
Operating expenses	5,361	5,718	(6.2)	16,843	16,957	(0.7)

∎ OPERATING MEANS
	Employees			Branches
	Sep-18	Sep-17	Chg.	Sep-18	Sep-17	Chg.
Continental Europe	66,603	68,090	(1,487)	6,035	6,355	(320)
o/w: Spain	32,425	33,347	(922)	4,398	4,499	(101)
Santander Consumer Finance	14,861	15,045	(184)	441	549	(108)
Poland	11,283	11,691	(408)	519	592	(73)
Portugal	6,910	6,967	(57)	667	705	(38)
United Kingdom	25,803	25,722	81	767	820	(53)
Latin America	89,587	87,862	1,725	5,948	5,835	113
o/w: Brazil	46,663	46,261	402	3,552	3,422	130
Mexico	19,483	18,217	1,266	1,410	1,401	9
Chile	12,003	11,673	330	408	406	2
Argentina	9,362	9,346	16	481	482	(1)
USA	17,303	17,566	(263)	664	694	(30)
Operating areas	199,296	199,240	56	13,414	13,704	(290)
Corporate Centre	1,805	1,709	96
Total Group	201,101	200,949	152	13,414	13,704	(290)

∎ NET LOAN-LOSS PROVSIONS. CONSOLIDATED
EUR million
	Q3’18	Q2’18	Chg.%	9M’18	9M’17	Chg.%
Non-performing loans	2,395	2,496	(4.0)	7,507	8,186	(8.3)
Country-risk	1	(2)	—	10	6	69.9
Recovery of written-off assets	(275)	(478)	(42.5)	(1,098)	(1,262)	(13.0)
Net loan-loss provisions	2,121	2,015	5.3	6,418	6,930	(7.4)

Financial Report 2018         41

JANUARY - SEPTEMBER Appendix

∎ LOANS AND ADVANCES TO CUSTOMERS. CONSOLIDATED
EUR million
	Sep-18	Sep-17	Absolute change	%	Dec-17
Commercial bills	29,416	27,101	2,315	8.5	29,287
Secured loans	472,298	474,786	(2,488)	(0.5)	473,935
Other term loans	265,751	260,005	5,746	2.2	257,441
Finance leases	30,386	28,113	2,273	8.1	28,511
Receivable on demand	8,515	8,398	117	1.4	6,721
Credit cards receivable	20,535	20,846	(311)	(1.5)	21,809
Impaired assets	34,983	37,942	(2,959)	(7.8)	36,280
Gross loans and advances to customers (excl. reverse repos)	861,884	857,189	4,695	0.5	853,985
Reverse repos	28,223	22,877	5,346	23.4	18,864
Gross loans and advances to customers	890,107	880,067	10,040	1.1	872,848
Loan-loss allowances	23,881	25,381	(1,500)	(5.9)	23,934
Loans and advances to customers	866,226	854,686	11,540	1.4	848,914

∎ CUSTOMER FUNDS. CONSOLIDATED
EUR million
	Sep-18	Sep-17	Absolute change	%	Dec-17
Demand deposits	540,098	522,254	17,844	3.4	525,072
Time deposits	191,312	203,907	(12,595)	(6.2)	199,650
Mutual funds	164,221	166,171	(1,950)	(1.2)	165,413
Customer deposits excl. repos + Mutual funds	895,631	892,332	3,299	0.4	890,135
Pension funds	15,797	16,045	(248)	(1.5)	16,166
Managed portfolios	27,430	27,317	113	0.4	26,393
Subtotal	938,858	935,695	3,163	0.3	932,694
Repos	47,341	52,691	(5,350)	(10.2)	53,009
Group customer funds	986,199	988,386	(2,187)	(0.2)	985,703

∎ ELIGIBLE CAPITAL (FULLY LOADED)
EUR million
	Sep-18	Sep-17	Absolute change	%	Dec-17
Capital stock and reserves	116,238	111,687	4,551	4.1	111,362
Attributable profit	5,742	5,077	664	13.1	6,619
Dividends	(2,454)	(2,272)	(182)	8.0	(2,998)
Other retained earnings	(26,001)	(20,997)	(5,004)	23.8	(23,108)
Minority interests	6,752	7,327	(574)	(7.8)	7,228
Goodwill and intangible assets	(28,648)	(28,622)	(26)	0.1	(28,537)
Other deductions	(6,292)	(4,990)	(1,302)	26.1	(5,004)
Core CET1	65,337	67,210	(1,873)	(2.8)	65,563
Preferred shares and other eligible T1	8,911	7,753	1,158	14.9	7,730
Tier 1	74,248	74,964	(715)	(1.0)	73,293
Generic funds and eligible T2 instruments	11,499	14,585	(3,085)	(21.2)	14,295
Eligible capital	85,748	89,548	(3,801)	(4.2)	87,588
Risk-weighted assets	588,074	622,548	(34,474)	(5.5)	605,064

CET1 capital ratio	11.11	10.80	0.31		10.84
T1 capital ratio	12.63	12.04	0.59		12.11
Total capital ratio	14.58	14.38	0.20		14.48

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∎ CONTINENTAL EUROPE
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	2,539	2.4	2.6	7,498	11.2	11.5
Net fee income	1,097	(1.9)	(1.9)	3,346	10.2	10.3
Gains (losses) on financial transactions	279	189.8	189.5	640	34.2	35.0
Other operating income	147	27.8	28.6	396	7.1	7.4
Gross income	4,062	6.6	6.8	11,880	11.8	12.1
Operating expenses	(2,030)	(3.0)	(3.0)	(6,217)	12.7	13.0
General administrative expenses	(1,870)	(3.8)	(3.7)	(5,725)	12.0	12.3
Personnel	(1,013)	(2.3)	(2.3)	(3,084)	16.3	16.6
Other general administrative expenses	(857)	(5.5)	(5.4)	(2,641)	7.5	7.7
Depreciation and amortisation	(160)	6.7	6.8	(492)	21.0	21.3
Net operating income	2,032	18.5	18.7	5,663	10.8	11.1
Net loan-loss provisions	(381)	4.2	4.4	(1,137)	38.7	38.8
Other income	(143)	(2.8)	(2.5)	(423)	(31.7)	(31.6)
Underlying profit before tax	1,508	25.4	25.6	4,103	11.7	12.1
Tax on profit	(411)	28.1	28.2	(1,100)	9.8	10.1
Underlying profit from continuing operations	1,097	24.4	24.7	3,003	12.5	12.9
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,097	24.4	24.7	3,003	12.5	12.9
Minority interests	108	1.5	2.0	306	8.9	8.8
Underlying attributable profit to the Group	989	27.6	27.8	2,696	12.9	13.3
Net capital gains and provisions*	—	(100.0)	(100.0)	(260)	(32.5)	(32.5)
Attributable profit to the Group	989	91.9	92.3	2,436	21.6	22.2

(*) In Q2’18, charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 million) and Portugal (EUR 20 million). In 2017, integration costs (Popular: EUR -300 million and Germany: EUR -85 million)

Balance sheet
Loans and advances to customers	377,655	(0.8)	(1.0)	377,655	0.1	0.1
Cash, central banks and credit institutions	137,471	6.7	6.6	137,471	6.2	6.1
Debt securities	90,349	(0.1)	(0.3)	90,349	(8.3)	(8.4)
o/w: designated at fair value through other comprehensive income	60,144	(2.8)	(3.1)	60,144	(17.1)	(17.1)
Other financial assets	34,304	(8.9)	(8.9)	34,304	(11.4)	(11.4)
Other assets	36,308	0.8	0.7	36,308	(16.6)	(16.6)
Total assets	676,086	0.4	0.2	676,086	(1.6)	(1.7)
Customer deposits	361,120	0.7	0.5	361,120	3.2	3.1
Central banks and credit institutions	162,116	2.0	1.9	162,116	(4.8)	(4.9)
Debt securities issued	57,606	1.1	1.0	57,606	(3.4)	(3.3)
Other financial liabilities	41,294	(5.8)	(5.8)	41,294	(15.6)	(15.6)
Other liabilities	15,362	(6.3)	(6.4)	15,362	(14.0)	(14.0)
Total liabilities	637,497	0.4	0.3	637,497	(1.4)	(1.5)
Total equity	38,590	(0.3)	(0.6)	38,590	(5.1)	(5.2)

Other managed and marketed customer funds	104,034	0.7	0.6	104,034	5.8	5.7
Mutual funds	75,644	0.9	0.8	75,644	7.1	7.1
Pension funds	15,797	(0.6)	(0.6)	15,797	(1.5)	(1.5)
Managed portfolios	12,593	0.7	0.6	12,593	7.6	7.5

Pro memoria:
Gross loans and advances to customers excl. reverse repos	385,133	(0.4)	(0.6)	385,133	0.9	0.8
Funds (customer deposits excl. repos + mutual funds)	434,192	0.5	0.3	434,192	3.6	3.6

Ratios (%) and operating means
Underlying RoTE	11.47	2.21		10.55	0.43
Efficiency ratio (with amortisations)	50.0	(5.0)		52.3	0.4
NPL ratio	5.57	(0.11)		5.57	(0.73)
NPL coverage	54.4	(0.8)		54.4	0.7
Number of employees	66,603	(0.6)		66,603	(2.2)
Number of branches	6,035	(1.6)		6,035	(5.0)

Financial Report 2018         43

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∎ SPAIN
(EUR million)

Income statement	Q3’18	% QoQ	9M’18	% YoY
Net interest income	1,116	5.5	3,211	18.2
Net fee income	653	(2.7)	1,997	20.9
Gains (losses) on financial transactions	227	631.6	465	46.0
Other operating income	118	53.8	342	1.2
Gross income	2,114	15.1	6,015	19.7
Operating expenses	(1,103)	(1.8)	(3,370)	18.2
General administrative expenses	(1,028)	(3.0)	(3,130)	17.5
Personnel	(572)	(1.7)	(1,742)	24.5
Other general administrative expenses	(456)	(4.5)	(1,388)	9.7
Depreciation and amortisation	(74)	17.7	(240)	28.2
Net operating income	1,012	41.7	2,644	21.7
Net loan-loss provisions	(197)	0.6	(599)	40.0
Other income	(102)	18.3	(292)	53.7
Underlying profit before tax	713	64.9	1,753	12.8
Tax on profit	(186)	74.7	(447)	3.4
Underlying profit from continuing operations	526	61.7	1,307	16.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	526	61.7	1,307	16.4
Minority interests	0	(65.0)	1	(96.5)
Underlying attributable profit to the Group	526	61.8	1,306	17.9
Net capital gains and provisions*	—	(100.0)	(280)	(6.8)
Attributable profit to the Group	526	—	1,026	27.0
(*) In Q2’18, restructuring costs (EUR -280 million). In 2017, integration costs (EUR -300 million)

Balance sheet
Loans and advances to customers	212,247	(2.5)	212,247	(4.0)
Cash, central banks and credit institutions	113,986	8.8	113,986	15.1
Debt securities	63,933	(2.6)	63,933	(16.2)
o/w: designated at fair value through other comprehensive income	44,618	(4.3)	44,618	(22.5)
Other financial assets	31,052	(9.5)	31,052	(12.3)
Other assets	21,251	5.2	21,251	(20.4)
Total assets	442,469	(0.0)	442,469	(3.5)
Customer deposits	253,177	(0.2)	253,177	1.7
Central banks and credit institutions	101,307	4.3	101,307	(6.5)
Debt securities issued	23,544	(2.7)	23,544	(12.2)
Other financial liabilities	39,246	(5.5)	39,246	(16.1)
Other liabilities	9,031	(9.7)	9,031	(18.0)
Total liabilities	426,305	(0.0)	426,305	(3.5)
Total equity	16,164	(0.2)	16,164	(4.2)

Other managed and marketed customer funds	92,125	0.9	92,125	5.5
Mutual funds	66,392	1.2	66,392	7.1
Pension funds	14,652	(0.6)	14,652	(1.8)
Managed portfolios	11,081	1.0	11,081	6.7

Pro memoria:
Gross loans and advances to customers excl. reverse repos	214,346	(1.8)	214,346	(2.4)
Funds (customer deposits excl. repos + mutual funds)	318,859	0.1	318,859	2.7

Ratios (%) and operating means
Underlying RoTE	13.19	5.05	10.81	(0.51)
Efficiency ratio (with amortisations)	52.1	(9.0)	56.0	(0.7)
NPL ratio	6.23	(0.01)	6.23	(0.59)
NPL coverage	47.7	(1.3)	47.7	1.5
Number of employees	32,425	0.1	32,425	(2.8)
Number of branches	4,398	(1.6)	4,398	(2.2)

44         Financial Report 2018

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∎ SANTANDER CONSUMER FINANCE
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	937	1.0	1.1	2,780	4.3	5.0
Net fee income	206	9.4	9.5	609	(9.6)	(9.5)
Gains (losses) on financial transactions	1	(94.6)	(94.6)	21	—	—
Other operating income	13	—	—	13	(1.1)	2.5
Gross income	1,157	2.7	2.8	3,423	2.1	2.7
Operating expenses	(475)	(6.4)	(6.3)	(1,491)	1.3	1.9
General administrative expenses	(432)	(6.4)	(6.3)	(1,362)	1.8	2.4
Personnel	(209)	(4.6)	(4.5)	(649)	3.4	4.0
Other general administrative expenses	(223)	(8.0)	(7.9)	(713)	0.4	0.9
Depreciation and amortisation	(43)	(6.1)	(6.0)	(129)	(3.5)	(2.9)
Net operating income	682	10.1	10.3	1,932	2.8	3.4
Net loan-loss provisions	(124)	80.1	80.8	(313)	51.0	51.9
Other income	5	(63.3)	(63.5)	41	—	—
Underlying profit before tax	562	(0.1)	0.0	1,660	5.7	6.3
Tax on profit	(157)	3.7	3.8	(455)	1.2	1.7
Underlying profit from continuing operations	405	(1.5)	(1.3)	1,206	7.5	8.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	405	(1.5)	(1.3)	1,206	7.5	8.2
Minority interests	74	12.4	12.5	205	14.6	14.5
Underlying attributable profit to the Group	332	(4.1)	(4.0)	1,000	6.1	7.0
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	332	(4.1)	(4.0)	1,000	16.6	17.7
(*) In 2017, integration costs (EUR -85 million)

Balance sheet
Loans and advances to customers	92,070	0.2	0.1	92,070	6.3	6.4
Cash, central banks and credit institutions	5,784	11.3	11.1	5,784	8.3	8.4
Debt securities	3,446	6.9	6.4	3,446	(4.3)	(4.3)
o/w: designated at fair value through other comprehensive income	1,911	(1.5)	(2.2)	1,911	(46.0)	(46.0)
Other financial assets	20	(6.0)	(6.2)	20	(15.0)	(15.0)
Other assets	3,087	(13.7)	(13.8)	3,087	(12.5)	(12.4)
Total assets	104,406	0.5	0.3	104,406	5.4	5.4
Customer deposits	36,683	(0.2)	(0.4)	36,683	2.4	2.4
Central banks and credit institutions	25,209	0.1	(0.0)	25,209	15.0	15.1
Debt securities issued	27,529	0.7	0.6	27,529	1.1	1.2
Other financial liabilities	874	(12.1)	(12.3)	874	(2.3)	(2.3)
Other liabilities	3,781	2.5	2.4	3,781	0.0	0.0
Total liabilities	94,075	0.1	(0.1)	94,075	4.9	5.0
Total equity	10,331	4.4	4.1	10,331	9.5	9.6

Other managed and marketed customer funds	—	(100.0)	(100.0)	—	(100.0)	(100.0)
Mutual funds	—	(100.0)	(100.0)	—	(100.0)	(100.0)
Pension funds	—	(100.0)	(100.0)	—	(100.0)	(100.0)
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	94,488	0.2	0.0	94,488	6.2	6.2
Funds (customer deposits excl. repos + mutual funds)	36,635	(0.3)	(0.4)	36,635	2.4	2.4

Ratios (%) and operating means
Underlying RoTE	15.88	(1.57)		16.63	(0.06)
Efficiency ratio (with amortisations)	41.1	(4.0)		43.6	(0.3)
NPL ratio	2.45	0.01		2.45	(0.15)
NPL coverage	106.4	(1.3)		106.4	2.1
Number of employees	14,861	(1.5)		14,861	(1.2)
Number of branches	441	(0.2)		441	(19.7)

Financial Report 2018         45

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∎ POLAND
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	243	1.2	2.2	730	6.7	6.3
Net fee income	111	(3.0)	(1.9)	338	3.4	3.0
Gains (losses) on financial transactions	15	(4.4)	(3.2)	34	(11.1)	(11.5)
Other operating income	(2)	—	—	(4)	(46.6)	(46.8)
Gross income	367	(7.9)	(6.8)	1,098	5.4	5.0
Operating expenses	(156)	(3.6)	(2.5)	(472)	5.9	5.5
General administrative expenses	(142)	(3.9)	(2.8)	(428)	6.3	5.9
Personnel	(83)	0.0	1.0	(248)	4.7	4.2
Other general administrative expenses	(59)	(8.9)	(7.8)	(180)	8.7	8.3
Depreciation and amortisation	(14)	(0.3)	0.7	(44)	1.8	1.4
Net operating income	211	(10.8)	(9.7)	626	5.1	4.6
Net loan-loss provisions	(33)	(19.1)	(18.1)	(120)	23.7	23.2
Other income	(26)	(23.6)	(22.5)	(74)	(5.1)	(5.4)
Underlying profit before tax	151	(6.0)	(4.9)	432	2.6	2.2
Tax on profit	(37)	27.1	28.0	(97)	(7.7)	(8.0)
Underlying profit from continuing operations	114	(13.3)	(12.2)	335	6.1	5.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	114	(13.3)	(12.2)	335	6.1	5.7
Minority interests	34	(13.6)	(12.5)	99	1.6	1.2
Underlying attributable profit to the Group	80	(13.2)	(12.1)	236	8.0	7.6
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	80	(13.2)	(12.1)	236	8.0	7.6

Balance sheet
Loans and advances to customers	23,639	4.7	2.4	23,639	10.0	9.3
Cash, central banks and credit institutions	2,128	31.6	28.7	2,128	15.3	14.6
Debt securities	9,718	15.6	13.1	9,718	63.2	62.2
o/w: designated at fair value through other comprehensive income	7,370	3.6	1.3	7,370	33.1	32.3
Other financial assets	464	(17.2)	(19.0)	464	(19.3)	(19.8)
Other assets	1,083	5.8	3.5	1,083	17.8	17.1
Total assets	37,031	8.3	5.9	37,031	20.3	19.6
Customer deposits	28,026	9.2	6.8	28,026	21.0	20.2
Central banks and credit institutions	1,641	(4.0)	(6.1)	1,641	67.8	66.8
Debt securities issued	1,527	51.1	47.8	1,527	116.9	115.5
Other financial liabilities	457	6.9	4.6	457	(14.7)	(15.2)
Other liabilities	734	(4.3)	(6.4)	734	2.0	1.4
Total liabilities	32,384	9.5	7.1	32,384	24.1	23.3
Total equity	4,648	0.9	(1.3)	4,648	(0.6)	(1.2)

Other managed and marketed customer funds	3,898	0.8	(1.4)	3,898	2.7	2.1
Mutual funds	3,799	1.1	(1.1)	3,799	2.7	2.1
Pension funds	—	—	—	—	—	—
Managed portfolios	99	(10.5)	(12.5)	99	3.3	2.6

Pro memoria:
Gross loans and advances to customers excl. reverse repos	24,356	4.1	1.9	24,356	9.6	8.9
Funds (customer deposits excl. repos + mutual funds)	30,011	4.4	2.1	30,011	11.9	11.2

Ratios (%) and operating means
Underlying RoTE	11.20	(1.82)		11.07	(0.36)
Efficiency ratio (with amortisations)	42.6	1.9		43.0	0.2
NPL ratio	4.23	(0.35)		4.23	(0.47)
NPL coverage	71.6	(0.5)		71.6	4.0
Number of employees	11,283	(1.8)		11,283	(3.5)
Number of branches	519	(3.9)		519	(12.3)

46         Financial Report 2018

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∎ PORTUGAL
(EUR million)

Income statement	Q3’18	% QoQ	9M’18	% YoY
Net interest income	211	(1.1)	646	14.2
Net fee income	92	0.2	281	4.8
Gains (losses) on financial transactions	6	(84.1)	63	(14.6)
Other operating income	14	132.3	20	218.1
Gross income	323	(6.9)	1,010	10.5
Operating expenses	(157)	(4.7)	(480)	7.4
General administrative expenses	(147)	(4.8)	(449)	7.5
Personnel	(91)	(4.1)	(278)	7.0
Other general administrative expenses	(55)	(6.1)	(171)	8.2
Depreciation and amortisation	(10)	(2.9)	(31)	6.2
Net operating income	166	(8.9)	530	13.4
Net loan-loss provisions	(11)	—	(20)	(10.8)
Other income	13	—	(18)	(53.2)
Underlying profit before tax	167	4.8	492	21.1
Tax on profit	(52)	(6.5)	(146)	64.3
Underlying profit from continuing operations	115	10.8	346	9.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	115	10.8	346	9.0
Minority interests	1	(2.7)	2	20.3
Underlying attributable profit to the Group	114	10.9	344	8.9
Net capital gains and provisions*	—	(100.0)	20	—
Attributable profit to the Group	114	(7.1)	364	15.3
(*) In Q2’18, provisions and restructuring costs associated with inorganic operations, net of tax impacts (EUR 20 million)

Balance sheet
Loans and advances to customers	35,612	0.1	35,612	(1.1)
Cash, central banks and credit institutions	3,191	(26.8)	3,191	(45.2)
Debt securities	11,861	0.6	11,861	2.0
o/w: designated at fair value through other comprehensive income	5,172	(0.6)	5,172	0.3
Other financial assets	1,941	0.3	1,941	6.0
Other assets	2,298	(6.3)	2,298	(19.7)
Total assets	54,904	(2.2)	54,904	(5.6)
Customer deposits	37,141	0.2	37,141	4.1
Central banks and credit institutions	7,816	(13.5)	7,816	(31.2)
Debt securities issued	4,309	(0.5)	4,309	(10.4)
Other financial liabilities	243	(7.5)	243	(23.2)
Other liabilities	1,382	(7.2)	1,382	(25.6)
Total liabilities	50,889	(2.5)	50,889	(5.8)
Total equity	4,014	2.2	4,014	(3.3)

Other managed and marketed customer funds	3,810	(2.3)	3,810	7.0
Mutual funds	2,045	(3.9)	2,045	3.2
Pension funds	1,145	(0.3)	1,145	2.5
Managed portfolios	620	(0.6)	620	34.3

Pro memoria:
Gross loans and advances to customers excl. reverse repos	37,093	0.1	37,093	(2.1)
Funds (customer deposits excl. repos + mutual funds)	39,185	(0.0)	39,185	7.9

Ratios (%) and operating means
Underlying RoTE	11.60	1.20	11.58	(0.11)
Efficiency ratio (with amortisations)	48.7	1.1	47.5	(1.4)
NPL ratio	7.43	(0.12)	7.43	(0.96)
NPL coverage	53.4	0.7	53.4	(2.7)
Number of employees	6,910	(0.4)	6,910	(0.8)
Number of branches	667	(0.7)	667	(5.4)

Financial Report 2018         47

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∎ UNITED KINGDOM
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	1,033	(0.6)	1.3	3,103	(6.4)	(5.2)
Net fee income	258	(2.6)	(0.8)	766	0.7	2.1
Gains (losses) on financial transactions	63	(1.4)	0.4	184	(27.2)	(26.2)
Other operating income	13	138.4	145.0	37	(18.5)	(17.4)
Gross income	1,367	(0.4)	1.4	4,089	(6.5)	(5.3)
Operating expenses	(730)	(4.4)	(2.6)	(2,256)	5.4	6.8
General administrative expenses	(670)	3.9	5.9	(1,986)	5.2	6.6
Personnel	(407)	(3.0)	(1.2)	(1,225)	20.2	21.8
Other general administrative expenses	(263)	16.8	19.0	(761)	(12.4)	(11.2)
Depreciation and amortisation	(60)	(49.8)	(48.5)	(270)	6.9	8.3
Net operating income	637	4.5	6.4	1,832	(17.9)	(16.8)
Net loan-loss provisions	(26)	(30.9)	(28.7)	(129)	4.6	6.0
Other income	(62)	33.0	35.5	(172)	(53.0)	(52.4)
Underlying profit before tax	549	4.5	6.3	1,532	(12.1)	(11.0)
Tax on profit	(159)	8.6	10.4	(436)	(16.9)	(15.8)
Underlying profit from continuing operations	391	2.9	4.7	1,096	(10.1)	(8.9)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	391	2.9	4.7	1,096	(10.1)	(8.9)
Minority interests	6	(17.5)	(15.9)	19	8.4	9.9
Underlying attributable profit to the Group	385	3.3	5.1	1,077	(10.4)	(9.2)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	385	3.3	5.1	1,077	(10.4)	(9.2)

Balance sheet
Loans and advances to customers	255,577	0.5	0.6	255,577	3.5	4.2
Cash, central banks and credit institutions	41,298	(23.8)	(23.7)	41,298	(21.8)	(21.3)
Debt securities	26,914	1.4	1.5	26,914	4.0	4.6
o/w: designated at fair value through other comprehensive income	14,898	(2.3)	(2.1)	14,898	43.5	44.4
Other financial assets	20,686	0.6	0.8	20,686	(10.3)	(9.7)
Other assets	9,187	(11.3)	(11.2)	9,187	(10.2)	(9.6)
Total assets	353,661	(3.4)	(3.3)	353,661	(1.4)	(0.8)
Customer deposits	216,426	(1.4)	(1.3)	216,426	(4.8)	(4.2)
Central banks and credit institutions	31,021	(24.4)	(24.3)	31,021	11.1	11.8
Debt securities issued	67,877	2.0	2.1	67,877	11.7	12.4
Other financial liabilities	17,930	3.8	3.9	17,930	(18.4)	(17.9)
Other liabilities	3,935	(8.9)	(8.7)	3,935	(6.2)	(5.6)
Total liabilities	337,188	(3.3)	(3.2)	337,188	(1.5)	(0.8)
Total equity	16,473	(4.7)	(4.5)	16,473	(1.2)	(0.6)

Other managed and marketed customer funds	8,482	(0.3)	(0.2)	8,482	0.1	0.7
Mutual funds	8,372	(0.3)	(0.1)	8,372	0.1	0.8
Pension funds	—	—	—	—	—	—
Managed portfolios	110	(3.1)	(3.0)	110	(4.3)	(3.7)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	237,116	(1.0)	(0.9)	237,116	0.6	1.2
Funds (customer deposits excl. repos + mutual funds)	205,178	0.3	0.4	205,178	(1.3)	(0.7)

Ratios (%) and operating means
Underlying RoTE	10.48	0.44		9.90	(1.04)
Efficiency ratio (with amortisations)	53.4	(2.2)		55.2	6.2
NPL ratio	1.10	(0.02)		1.10	(0.22)
NPL coverage	33.1	(0.9)		33.1	1.6
Number of employees	25,803	(0.4)		25,803	0.3
Number of branches	767	(1.7)		767	(6.5)

48         Financial Report 2018

JANUARY - SEPTEMBER Appendix

∎ LATIN AMERICA
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	3,680	(5.9)	5.0	11,538	(3.5)	15.6
Net fee income	1,102	(17.8)	(2.0)	3,818	(7.4)	15.2
Gains (losses) on financial transactions	132	(29.1)	5.2	460	(43.3)	(29.5)
Other operating income	(100)	264.7	225.2	(152)	—	—
Gross income	4,813	(11.0)	2.0	15,664	(7.6)	12.0
Operating expenses	(1,731)	(13.5)	2.5	(5,783)	(11.3)	9.1
General administrative expenses	(1,562)	(14.2)	1.9	(5,235)	(11.4)	9.1
Personnel	(890)	(11.1)	3.8	(2,928)	(10.5)	9.5
Other general administrative expenses	(672)	(17.9)	(0.4)	(2,308)	(12.5)	8.8
Depreciation and amortisation	(169)	(7.4)	8.3	(547)	(10.7)	8.4
Net operating income	3,083	(9.5)	1.8	9,881	(5.3)	13.8
Net loan-loss provisions	(1,037)	(8.7)	2.4	(3,384)	(11.1)	5.3
Other income	(159)	(17.7)	8.8	(506)	(53.4)	(42.0)
Underlying profit before tax	1,887	(9.2)	0.8	5,990	8.2	30.2
Tax on profit	(738)	(1.9)	8.5	(2,209)	25.5	53.0
Underlying profit from continuing operations	1,149	(13.4)	(3.6)	3,781	0.2	19.8
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,149	(13.4)	(3.6)	3,781	0.2	19.8
Minority interests	202	(4.5)	(1.4)	621	3.9	16.0
Underlying attributable profit to the Group	947	(15.1)	(4.0)	3,160	(0.5)	20.6
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	947	(15.1)	(4.0)	3,160	(0.5)	20.6

Balance sheet
Loans and advances to customers	146,235	1.7	4.3	146,235	(3.2)	11.2
Cash, central banks and credit institutions	57,381	(0.7)	2.4	57,381	2.5	23.3
Debt securities	55,452	(1.5)	0.4	55,452	(11.4)	3.2
o/w: designated at fair value through other comprehensive income	27,421	(3.4)	(0.9)	27,421	(24.0)	(11.8)
Other financial assets	13,575	(7.2)	(7.7)	13,575	(4.5)	5.0
Other assets	16,683	(0.9)	1.9	16,683	(6.5)	11.3
Total assets	289,325	(0.0)	2.4	289,325	(4.1)	11.4
Customer deposits	142,080	0.2	3.0	142,080	(4.3)	11.6
Central banks and credit institutions	44,931	(3.5)	(1.3)	44,931	9.2	25.1
Debt securities issued	34,888	1.8	3.6	34,888	(0.4)	13.9
Other financial liabilities	31,303	0.1	1.8	31,303	(12.1)	3.3
Other liabilities	9,927	0.6	2.7	9,927	(13.2)	2.1
Total liabilities	263,129	(0.3)	2.2	263,129	(3.2)	12.5
Total equity	26,196	2.4	4.6	26,196	(12.9)	1.4

Other managed and marketed customer funds	78,151	(0.3)	2.5	78,151	(8.7)	8.7
Mutual funds	71,746	(0.4)	2.4	71,746	(9.0)	8.7
Pension funds	—	—	—	—	—	—
Managed portfolios	6,405	0.7	3.3	6,405	(4.4)	8.8

Pro memoria:
Gross loans and advances to customers excl. reverse repos	151,947	1.3	3.9	151,947	(3.0)	11.5
Funds (customer deposits excl. repos + mutual funds)	194,040	(0.9)	2.1	194,040	(5.1)	11.4

Ratios (%) and operating means
Underlying RoTE	17.93	(2.51)		19.21	1.51
Efficiency ratio (with amortisations)	36.0	(1.0)		36.9	(1.5)
NPL ratio	4.33	(0.07)		4.33	(0.08)
NPL coverage	97.1	0.3		97.1	7.0
Number of employees	89,587	0.6		89,587	2.0
Number of branches	5,948	0.8		5,948	1.9

Financial Report 2018         49

JANUARY - SEPTEMBER Appendix

∎ BRAZIL
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	2,377	(1.9)	4.7	7,283	(3.5)	17.1
Net fee income	776	(11.0)	(4.3)	2,568	(5.3)	14.9
Gains (losses) on financial transactions	32	(2.9)	3.6	114	(73.7)	(68.1)
Other operating income	(4)	(21.0)	(14.1)	(17)	—	—
Gross income	3,180	(4.3)	2.4	9,949	(7.6)	12.2
Operating expenses	(1,031)	(5.8)	0.8	(3,291)	(13.2)	5.3
General administrative expenses	(935)	(5.5)	1.1	(2,975)	(12.7)	6.0
Personnel	(541)	(3.1)	3.6	(1,701)	(11.9)	6.9
Other general administrative expenses	(395)	(8.7)	(2.1)	(1,274)	(13.7)	4.7
Depreciation and amortisation	(96)	(8.7)	(2.0)	(316)	(17.9)	(0.4)
Net operating income	2,149	(3.5)	3.1	6,658	(4.5)	15.9
Net loan-loss provisions	(665)	(11.3)	(4.7)	(2,236)	(13.4)	5.1
Other income	(174)	2.3	9.0	(499)	(48.8)	(37.9)
Underlying profit before tax	1,310	0.2	6.9	3,923	14.9	39.4
Tax on profit	(612)	5.9	12.6	(1,734)	37.0	66.3
Underlying profit from continuing operations	698	(4.3)	2.3	2,188	1.8	23.6
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	698	(4.3)	2.3	2,188	1.8	23.6
Minority interests	79	(4.5)	2.1	246	(0.0)	21.3
Underlying attributable profit to the Group	619	(4.3)	2.3	1,942	2.1	23.9
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	619	(4.3)	2.3	1,942	2.1	23.9

Balance sheet
Loans and advances to customers	65,006	(0.4)	3.3	65,006	(8.9)	12.6
Cash, central banks and credit institutions	35,914	3.8	7.6	35,914	(3.9)	18.9
Debt securities	35,015	(8.3)	(4.9)	35,015	(19.4)	(0.3)
o/w: designated at fair value through other comprehensive income	16,635	(13.4)	(10.2)	16,635	(32.1)	(16.1)
Other financial assets	5,184	(5.4)	(1.9)	5,184	(14.1)	6.2
Other assets	11,145	(2.6)	1.1	11,145	(10.2)	11.0
Total assets	152,263	(1.8)	1.9	152,263	(10.7)	10.4
Customer deposits	69,052	2.3	6.1	69,052	(7.0)	15.0
Central banks and credit institutions	24,892	(18.8)	(15.7)	24,892	(0.6)	22.9
Debt securities issued	18,164	1.9	5.7	18,164	(15.0)	5.1
Other financial liabilities	19,525	5.5	9.4	19,525	(19.3)	(0.2)
Other liabilities	6,323	0.0	3.7	6,323	(21.1)	(2.5)
Total liabilities	137,956	(2.0)	1.6	137,956	(9.8)	11.6
Total equity	14,308	0.8	4.6	14,308	(19.2)	(0.0)

Other managed and marketed customer funds	56,064	0.9	4.6	56,064	(9.8)	11.5
Mutual funds	52,181	0.8	4.5	52,181	(10.2)	11.0
Pension funds	—	—	—	—	—	—
Managed portfolios	3,883	2.4	6.2	3,883	(4.6)	18.0

Pro memoria:
Gross loans and advances to customers excl. reverse repos	69,190	(0.4)	3.3	69,190	(8.5)	13.1
Funds (customer deposits excl. repos + mutual funds)	106,612	0.5	4.2	106,612	(5.7)	16.6

Ratios (%) and operating means
Underlying RoTE	19.98	(0.13)		19.96	3.17
Efficiency ratio (with amortisations)	32.4	(0.5)		33.1	(2.2)
NPL ratio	5.26	—		5.26	(0.06)
NPL coverage	109.1	0.4		109.1	11.5
Number of employees	46,663	(0.0)		46,663	0.9
Number of branches	3,552	1.8		3,552	3.8

50         Financial Report 2018

JANUARY - SEPTEMBER Appendix

∎ MEXICO
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	728	11.6	6.7	2,030	3.0	11.6
Net fee income	199	5.6	0.8	575	1.1	9.5
Gains (losses) on financial transactions	27	(50.2)	(53.0)	99	(10.7)	(3.3)
Other operating income	(24)	(13.9)	(18.1)	(74)	266.1	296.6
Gross income	931	7.2	2.4	2,630	(0.0)	8.3
Operating expenses	(384)	5.8	1.0	(1,086)	4.8	13.5
General administrative expenses	(351)	6.2	1.5	(990)	5.0	13.7
Personnel	(180)	8.3	3.5	(503)	6.0	14.8
Other general administrative expenses	(171)	4.1	(0.6)	(486)	4.0	12.6
Depreciation and amortisation	(33)	1.2	(3.6)	(97)	2.9	11.5
Net operating income	547	8.3	3.4	1,543	(3.1)	4.9
Net loan-loss provisions	(227)	20.4	15.2	(616)	(14.3)	(7.2)
Other income	(5)	(55.0)	(57.7)	(20)	36.7	48.0
Underlying profit before tax	315	3.2	(1.5)	908	5.5	14.3
Tax on profit	(65)	(2.5)	(7.1)	(194)	7.4	16.4
Underlying profit from continuing operations	250	4.8	0.1	713	5.0	13.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	250	4.8	0.1	713	5.0	13.7
Minority interests	55	1.3	(3.3)	159	8.0	17.0
Underlying attributable profit to the Group	195	5.9	1.1	554	4.1	12.8
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	195	5.9	1.1	554	4.1	12.8

Balance sheet
Loans and advances to customers	31,445	10.6	5.3	31,445	8.2	9.8
Cash, central banks and credit institutions	11,463	(13.9)	(18.1)	11,463	28.4	30.3
Debt securities	15,583	26.5	20.5	15,583	11.1	12.8
o/w: designated at fair value through other comprehensive income	6,628	60.0	52.3	6,628	(10.4)	(9.0)
Other financial assets	5,549	(10.2)	(14.5)	5,549	(6.0)	(4.6)
Other assets	2,907	5.3	0.2	2,907	12.8	14.5
Total assets	66,946	6.3	1.2	66,946	10.7	12.3
Customer deposits	34,303	3.0	(2.0)	34,303	9.5	11.1
Central banks and credit institutions	11,397	35.1	28.6	11,397	15.8	17.5
Debt securities issued	6,244	5.3	0.2	6,244	26.6	28.5
Other financial liabilities	7,323	(8.6)	(13.0)	7,323	2.2	3.7
Other liabilities	2,028	(6.4)	(10.9)	2,028	11.7	13.4
Total liabilities	61,294	5.9	0.8	61,294	11.3	12.9
Total equity	5,652	9.9	4.6	5,652	4.5	6.0

Other managed and marketed customer funds	11,233	6.1	1.0	11,233	6.6	8.2
Mutual funds	11,233	6.1	1.0	11,233	6.6	8.2
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	31,853	9.0	3.8	31,853	8.5	10.1
Funds (customer deposits excl. repos + mutual funds)	40,407	3.5	(1.5)	40,407	4.6	6.1

Ratios (%) and operating means
Underlying RoTE	20.01	(0.32)		19.97	0.47
Efficiency ratio (with amortisations)	41.2	(0.6)		41.3	1.9
NPL ratio	2.41	(0.17)		2.41	(0.15)
NPL coverage	120.5	4.4		120.5	10.2
Number of employees	19,483	2.1		19,483	6.9
Number of branches	1,410	0.6		1,410	0.6

Financial Report 2018         51

JANUARY - SEPTEMBER Appendix

∎ CHILE
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	481	(2.9)	1.1	1,466	3.6	7.0
Net fee income	101	(13.3)	(9.5)	329	9.6	13.1
Gains (losses) on financial transactions	45	61.8	66.7	103	(39.6)	(37.7)
Other operating income	4	100.0	109.3	16	100.0	106.5
Gross income	632	(1.6)	2.4	1,914	1.1	4.4
Operating expenses	(257)	(5.6)	(1.7)	(787)	1.2	4.5
General administrative expenses	(231)	(5.8)	(1.9)	(708)	1.1	4.4
Personnel	(147)	(3.5)	0.3	(437)	1.5	4.8
Other general administrative expenses	(84)	(9.5)	(5.6)	(271)	0.5	3.8
Depreciation and amortisation	(26)	(4.0)	(0.0)	(79)	1.7	4.9
Net operating income	375	1.3	5.4	1,127	1.0	4.3
Net loan-loss provisions	(117)	2.2	6.3	(353)	0.3	3.5
Other income	19	(41.6)	(38.6)	73	261.9	273.6
Underlying profit before tax	276	(3.8)	0.1	846	8.0	11.5
Tax on profit	(56)	0.0	4.1	(171)	20.2	24.1
Underlying profit from continuing operations	221	(4.7)	(0.8)	675	5.3	8.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	221	(4.7)	(0.8)	675	5.3	8.7
Minority interests	68	(7.7)	(3.8)	214	6.2	9.7
Underlying attributable profit to the Group	153	(3.3)	0.5	461	4.9	8.3
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	153	(3.3)	0.5	461	4.9	8.3

Balance sheet
Loans and advances to customers	38,971	1.9	2.9	38,971	7.5	9.0
Cash, central banks and credit institutions	3,829	(1.6)	(0.6)	3,829	(4.0)	(2.7)
Debt securities	3,761	(10.3)	(9.4)	3,761	12.2	13.8
o/w: designated at fair value through other comprehensive income	3,256	(15.1)	(14.2)	3,256	19.8	21.6
Other financial assets	2,814	(4.1)	(3.1)	2,814	25.2	27.0
Other assets	1,862	1.8	2.8	1,862	0.6	2.1
Total assets	51,236	0.3	1.3	51,236	7.4	9.0
Customer deposits	25,432	(4.2)	(3.2)	25,432	(1.5)	(0.1)
Central banks and credit institutions	6,184	18.0	19.2	6,184	45.9	48.0
Debt securities issued	10,051	1.2	2.2	10,051	18.4	20.1
Other financial liabilities	3,757	(3.6)	(2.6)	3,757	13.9	15.5
Other liabilities	1,058	17.4	18.6	1,058	(7.0)	(5.7)
Total liabilities	46,481	(0.0)	0.9	46,481	8.1	9.7
Total equity	4,755	3.8	4.8	4,755	1.0	2.4

Other managed and marketed customer funds	9,605	(5.9)	(5.0)	9,605	(5.8)	(4.5)
Mutual funds	7,084	(7.2)	(6.3)	7,084	(6.4)	(5.0)
Pension funds	—	—	—	—	—	—
Managed portfolios	2,522	(1.9)	(0.9)	2,522	(4.3)	(2.9)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	40,123	1.8	2.9	40,123	7.6	9.2
Funds (customer deposits excl. repos + mutual funds)	32,479	(4.8)	(3.9)	32,479	(2.2)	(0.8)

Ratios (%) and operating means
Underlying RoTE	19.04	(0.06)		18.46	0.45
Efficiency ratio (with amortisations)	40.7	(1.7)		41.1	0.0
NPL ratio	4.78	(0.08)		4.78	(0.17)
NPL coverage	59.6	(0.4)		59.6	1.1
Number of employees	12,003	(0.2)		12,003	2.8
Number of branches	408	(2.9)		408	0.5

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∎ ARGENTINA
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	(6)	—	22.5	442	(39.0)	48.8
Net fee income	(6)	—	22.2	256	(44.1)	36.5
Gains (losses) on financial transactions	17	(71.2)	55.9	110	(0.7)	142.5
Other operating income	(75)	—	—	(71)	—	—
Gross income	(70)	—	(2.0)	737	(43.2)	38.6
Operating expenses	(0)	(99.8)	34.8	(426)	(41.3)	43.2
General administrative expenses	10	—	26.3	(379)	(43.8)	37.3
Personnel	8	—	24.3	(184)	(44.4)	35.8
Other general administrative expenses	1	—	28.2	(195)	(43.2)	38.7
Depreciation and amortisation	(10)	(43.3)	125.1	(47)	(9.6)	120.8
Net operating income	(70)	—	(36.9)	311	(45.6)	32.8
Net loan-loss provisions	(7)	(90.9)	26.0	(131)	11.4	172.1
Other income	4	—	(21.2)	(53)	(22.7)	88.8
Underlying profit before tax	(73)	—	(86.2)	127	(67.1)	(19.8)
Tax on profit	2	—	5.6	(59)	(51.0)	19.7
Underlying profit from continuing operations	(71)	—	—	67	(74.5)	(37.8)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	(71)	—	—	67	(74.5)	(37.8)
Minority interests	(0)	—	(61.7)	1	(58.9)	0.3
Underlying attributable profit to the Group	(71)	—	—	67	(74.6)	(38.0)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	(71)	—	—	67	(74.6)	(38.0)

Balance sheet
Loans and advances to customers	5,958	(21.1)	12.2	5,958	(29.4)	62.2
Cash, central banks and credit institutions	4,036	10.7	57.3	4,036	15.2	164.7
Debt securities	478	(49.1)	(27.7)	478	10.9	154.8
o/w: designated at fair value through other comprehensive income	433	(34.4)	(6.8)	433	87.2	330.2
Other financial assets	16	(33.6)	(5.6)	16	16.4	167.5
Other assets	591	3.0	46.4	591	(17.0)	90.7
Total assets	11,079	(13.0)	23.7	11,079	(15.4)	94.3
Customer deposits	8,055	(13.7)	22.6	8,055	(20.6)	82.5
Central banks and credit institutions	1,070	7.4	52.6	1,070	170.5	521.5
Debt securities issued	376	(29.9)	(0.4)	376	67.4	284.6
Other financial liabilities	665	(18.8)	15.4	665	(29.8)	61.4
Other liabilities	264	11.1	57.9	264	17.6	170.2
Total liabilities	10,429	(12.5)	24.3	10,429	(12.6)	100.8
Total equity	650	(19.6)	14.2	650	(44.3)	28.0

Other managed and marketed customer funds	1,217	(38.8)	(13.0)	1,217	(54.0)	5.8
Mutual funds	1,217	(38.8)	(13.0)	1,217	(54.0)	5.8
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	5,799	(21.8)	11.1	5,799	(29.3)	62.4
Funds (customer deposits excl. repos + mutual funds)	9,271	(18.1)	16.3	9,271	(27.5)	66.6

Ratios (%) and operating means
Underlying RoTE	n.s.	n.s.		16.47	(14.43)
Efficiency ratio (with amortisations)	n.s.	n.s.		57.8	1.8
NPL ratio	2.47	0.07		2.47	0.13
NPL coverage	124.0	2.5		124.0	21.2
Number of employees	9,362	1.5		9,362	0.2
Number of branches	481	(0.2)		481	(0.2)

Financial Report 2018         53

JANUARY - SEPTEMBER Appendix

∎ UNITED STATES
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18%		% excl. FX
Net interest income	1,337	4.4	1.9	3,838	(10.7)	(4.1)
Net fee income	208	(5.3)	(7.9)	641	(14.3)	(8.0)
Gains (losses) on financial transactions	22	(6.4)	(8.9)	61	—	—
Other operating income	169	15.0	12.4	442	38.7	48.9
Gross income	1,735	3.9	1.4	4,983	(7.1)	(0.2)
Operating expenses	(748)	1.4	(1.1)	(2,220)	(8.5)	(1.7)
General administrative expenses	(688)	1.3	(1.2)	(2,045)	(6.2)	0.7
Personnel	(398)	4.2	1.7	(1,177)	(7.2)	(0.3)
Other general administrative expenses	(290)	(2.4)	(4.9)	(868)	(4.9)	2.1
Depreciation and amortisation	(60)	2.9	0.4	(175)	(28.2)	(23.0)
Net operating income	987	5.9	3.4	2,762	(6.0)	1.0
Net loan-loss provisions	(649)	45.8	43.6	(1,674)	(21.9)	(16.1)
Other income	(69)	38.2	35.4	(142)	142.7	160.6
Underlying profit before tax	269	(38.5)	(40.9)	946	28.4	37.8
Tax on profit	(94)	(32.5)	(34.9)	(299)	42.1	52.6
Underlying profit from continuing operations	175	(41.3)	(43.7)	647	22.9	31.9
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	175	(41.3)	(43.7)	647	22.9	31.9
Minority interests	50	(43.1)	(45.5)	187	(1.3)	6.0
Underlying attributable profit to the Group	125	(40.5)	(42.9)	460	36.5	46.5
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	125	(40.5)	(42.9)	460	36.5	46.5

Balance sheet
Loans and advances to customers	79,897	4.9	4.1	79,897	9.1	7.0
Cash, central banks and credit institutions	14,299	22.6	21.8	14,299	9.2	7.1
Debt securities	13,252	(7.6)	(8.3)	13,252	(18.9)	(20.4)
o/w: designated at fair value through other comprehensive income	9,823	(10.3)	(10.9)	9,823	(31.5)	(32.8)
Other financial assets	5,102	18.2	17.4	5,102	76.6	73.1
Other assets	14,644	10.1	9.3	14,644	18.3	16.0
Total assets	127,194	6.2	5.4	127,194	7.8	5.7
Customer deposits	58,910	9.1	8.3	58,910	11.4	9.2
Central banks and credit institutions	13,153	(1.5)	(2.2)	13,153	(16.1)	(17.7)
Debt securities issued	30,712	7.7	6.9	30,712	13.8	11.6
Other financial liabilities	4,414	11.5	10.8	4,414	62.3	59.1
Other liabilities	3,820	5.2	4.5	3,820	(10.1)	(11.9)
Total liabilities	111,009	7.3	6.5	111,009	8.3	6.2
Total equity	16,186	(1.0)	(1.7)	16,186	5.0	2.9

Other managed and marketed customer funds	16,775	0.4	(0.3)	16,775	(2.1)	(4.0)
Mutual funds	8,453	0.2	(0.5)	8,453	1.4	(0.6)
Pension funds	—	—	—	—	—	—
Managed portfolios	8,323	0.7	(0.0)	8,323	(5.4)	(7.3)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	80,686	1.4	0.7	80,686	5.2	3.1
Funds (customer deposits excl. repos + mutual funds)	62,000	(0.3)	(1.0)	62,000	1.8	(0.2)

Ratios (%) and operating means
Underlying RoTE	3.62	(2.69)		4.63	1.21
Efficiency ratio (with amortisations)	43.1	(1.1)		44.6	(0.7)
NPL ratio	3.00	0.09		3.00	0.44
NPL coverage	145.5	(11.4)		145.5	(42.0)
Number of employees	17,303	0.7		17,303	(1.5)
Number of branches	664	(0.9)		664	(4.3)

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∎ CORPORATE CENTRE
(EUR million)

Income statement	Q3’18	Q2’18%		9M’18	9M’17%
Net interest income	(241)	(233)	3.4	(698)	(628)	11.1
Net fee income	(24)	(9)	182.1	(41)	(21)	101.0
Gains (losses) on financial transactions	10	(8)	—	15	(257)	—
Other operating income	(2)	(1)	252.8	(9)	(76)	(88.2)
Gross income	(257)	(250)	3.0	(733)	(981)	(25.3)
Operating expenses	(123)	(122)	0.7	(367)	(356)	2.9
Net operating income	(380)	(372)	2.2	(1,100)	(1,337)	(17.8)
Net loan-loss provisions	(28)	(30)	(8.4)	(95)	(37)	154.7
Other income	(55)	(50)	9.1	(148)	(139)	6.4
Underlying profit before tax	(463)	(452)	2.3	(1,342)	(1,513)	(11.3)
Tax on profit	7	(21)	—	(9)	1	—
Underlying profit from continuing operations	(456)	(474)	(3.8)	(1,350)	(1,512)	(10.7)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	(456)	(474)	(3.8)	(1,350)	(1,512)	(10.7)
Minority interests	(0)	1	—	1	(1)	—
Underlying attributable profit to the Group	(456)	(475)	(4.0)	(1,351)	(1,511)	(10.6)
Net capital gains and provisions*	—	(40)	(100.0)	(40)	(130)	(69.2)
Attributable profit to the Group	(456)	(515)	(11.5)	(1,391)	(1,641)	(15.2)
(*) In Q2’18, restructuring costs (EUR -40 million). In 2017, charges for equity stakes and intangible assets (EUR -130 million)

Balance sheet
Debt securities	330	351	(6.1)	330	1,488	(77.9)
Goodwill	24,956	25,035	(0.3)	24,956	25,855	(3.5)
Capital assigned to Group areas	81,336	83,825	(3.0)	81,336	84,332	(3.6)
Other financial assets	20,307	16,722	21.4	20,307	10,249	98.1
Other assets	14,417	14,561	(1.0)	14,417	14,485	(0.5)
Total assets	141,346	140,494	0.6	141,346	136,408	3.6
Debt securities issued	42,948	40,421	6.3	42,948	36,213	18.6
Other financial liabilities	916	1,957	(53.2)	916	856	6.9
Other liabilities	7,922	7,761	2.1	7,922	9,088	(12.8)
Total liabilities	51,786	50,140	3.3	51,786	46,157	12.2
Total equity	89,561	90,355	(0.9)	89,561	90,251	(0.8)

Other managed and marketed customer funds	7	7	(3.7)	7	3	99.4
Mutual funds	7	7	(3.7)	7	3	99.4
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Resources
Number of employees	1,805	1,785	1.1	1,805	1,709	5.6

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JANUARY - SEPTEMBER Appendix

∎ RETAIL BANKING
(EUR million)
		QoQ			YoY

Income statement	Q3’18%		% excl. FX	9M’18%		% excl. FX
Net interest income	7,918	(1.9)	2.6	24,023	(0.6)	8.9
Net fee income	2,068	(8.4)	(0.3)	6,611	(4.3)	7.3
Gains (losses) on financial transactions	219	63.5	82.0	482	0.2	4.8
Other operating income	205	14.2	14.4	609	6.6	12.0
Gross income	10,411	(2.2)	3.1	31,726	(1.3)	8.5
Operating expenses	(4,486)	(7.6)	(1.8)	(14,230)	(2.3)	7.2
Net operating income	5,924	2.4	7.2	17,496	(0.5)	9.6
Net loan-loss provisions	(2,035)	6.5	12.7	(6,107)	(3.8)	8.1
Other income	(382)	1.2	14.4	(1,099)	(44.1)	(37.1)
Underlying profit before tax	3,508	0.3	3.5	10,289	11.1	20.2
Tax on profit	(1,191)	5.2	9.2	(3,368)	18.3	29.4
Underlying profit from continuing operations	2,317	(2.0)	0.7	6,921	7.9	16.1
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	2,317	(2.0)	0.7	6,921	7.9	16.1
Minority interests	321	(11.0)	(10.1)	990	6.4	13.4
Underlying attributable profit to the Group	1,995	(0.4)	2.7	5,931	8.2	16.6
Net capital gains and provisions*	—	(100.0)	(100.0)	(260)	(32.5)	(32.5)
Attributable profit to the Group	1,995	14.5	18.1	5,671	11.3	20.6

(*) In Q2’18, charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 million) and Portugal (EUR 20 million). In 2017, integration costs (Popular: EUR -300 million and Germany: EUR -85 million)

∎ CORPORATE & INVESTMENT BANKING
(EUR million)
		QoQ			YoY
Income statement	Q3’18%		% excl. FX	9M’18%		% excl. FX
Net interest income	573	5.9	16.1	1,665	(10.7)	(0.2)
Net fee income	330	(17.4)	(12.3)	1,133	(8.2)	0.2
Gains (losses) on financial transactions	263	20.0	42.7	824	(19.9)	(7.1)
Other operating income	29	(50.6)	(47.6)	121	(19.1)	(17.0)
Gross income	1,194	(1.9)	8.2	3,744	(12.5)	(2.3)
Operating expenses	(524)	4.3	10.2	(1,554)	3.8	12.0
Net operating income	670	(6.3)	6.8	2,190	(21.2)	(10.4)
Net loan-loss provisions	(42)	(14.5)	(10.1)	(161)	(66.6)	(63.4)
Other income	(24)	(38.4)	(34.9)	(65)	53.7	68.2
Underlying profit before tax	604	(3.6)	10.8	1,964	(12.9)	(0.1)
Tax on profit	(183)	(4.9)	9.9	(587)	(5.7)	9.7
Underlying profit from continuing operations	421	(3.1)	11.2	1,377	(15.7)	(3.8)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	421	(3.1)	11.2	1,377	(15.7)	(3.8)
Minority interests	37	(16.7)	(13.5)	119	(21.6)	(12.1)
Underlying attributable profit to the Group	384	(1.5)	14.2	1,258	(15.1)	(2.9)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	384	(1.5)	14.2	1,258	(15.1)	(2.9)

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∎ WEALTH MANAGEMENT
(EUR million)
		QoQ			YoY
Income statement	Q3’18	%	% excl. FX	9M’18	%	% excl. FX
Net interest income	104	(2.9)	1.2	311	2.4	12.0
Net fee income	266	(6.3)	(3.7)	826	58.0	65.9
Gains (losses) on financial transactions	13	(17.0)	(10.6)	38	30.4	39.4
Other operating income	(9)	2.3	5.6	(25)	—	—
Gross income	374	(6.0)	(2.9)	1,150	26.9	35.3
Operating expenses	(179)	(4.5)	(3.1)	(549)	40.4	49.7
Net operating income	194	(7.4)	(2.6)	601	16.6	24.4
Net loan-loss provisions	1	—	—	(4)	—	—
Other income	(5)	44.1	43.5	(10)	90.0	96.8
Underlying profit before tax	190	(7.9)	(3.0)	587	14.6	22.3
Tax on profit	(54)	(8.5)	(3.3)	(170)	30.5	39.5
Underlying profit from continuing operations	136	(7.6)	(2.9)	418	9.2	16.4
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	136	(7.6)	(2.9)	418	9.2	16.4
Minority interests	9	(3.5)	(0.6)	26	40.7	53.7
Underlying attributable profit to the Group	128	(7.9)	(3.1)	392	7.6	14.6
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	128	(7.9)	(3.1)	392	7.6	14.6

Financial Report 2018         57

JANUARY - SEPTEMBER Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APM)

Below we set out information on alternative performance measures in order to comply with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority, ESMA, on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en).

•

The Group uses the following indicators for managing its business. They enable profitability and efficiency, credit portfolio quality, the volume of tangible equity per share and the net loan-to-deposit ratio to be measured, analysing their evolution over time and comparing them with those of our competitors.

–

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

–	The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

–	The capitalisation indicator provides information on the volume of tangible equity per share.

–

Other indicators are also included. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

•	Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first nine months of 2018 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of September 2018 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of non-recurring items on the consolidated profit and loss accounts

With regard to the results, a summary of the consolidated profit and loss accounts for the first halves of 2018 and 2017 can be found on page 62. In these accounts, results are included in their corresponding accounting item, even when, in the Group’s opinion, they distort the comparison between periods.

Therefore, summarised profit and loss accounts for the first nine months of 2018 and of 2017 and for the previous two quarters of 2018 on page 10. In these accounts, results, including those of said items, net of tax and minority interests, are included in a separate line which the Group names net capital gains and provisions just above the Group’s attributable profit. The Group believes that this statement explains more clearly the changes in the income statement. Those capital gains and provisions considered as non-recurring are subtracted from each of the income statement lines where they were naturally recorded.

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Additionally, for informational purposes, the following table reconciles attributable profit by isolating the non-recurring impacts in the given periods. Further information on “net capital gains and provisions” is included on pages 10 and 11.

∎ ADJUSTED ATTRIBUTABLE PROFIT TO THE GROUP
EUR Million
	Q3’18	Q2’18	Chg. (%)	9M’18	9M’17	Chg. (%)
Unadjusted attributable profit to the Santander Group	1,990	1,698	+17%	5,742	5,077	+13%
(-) Net capital gains and provisions	—	(300)	(100%)	(300)	(515)	(42%)
Adjusted attributable profit to the Santander Group	1,990	1,998	(0%)	6,042	5,592	+8%

The definitions of each of the previously-mentioned indicators and how they are calculated are given below:

Profitability and Efficiency
Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Group’s underlying attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding net capital gains and provisions.

RoA (Return on assets)	Consolidated profit Average total assets	This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding net capital gains and provisions) to the bank’s risk weighted assets.

Efficiency	Operating expenses** Gross income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s operating income.

Financial Report 2018         59

JANUARY - SEPTEMBER Alternative performance measures

Credit risk
Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted Total Risk***	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan-loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Market Capitalisation
Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book value**** Number of shares excluding treasury stock	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Other indicators
Ratio	Formula	Relevance of the metric

LtD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Grupo Santander profits

(*) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Group attributable profit + Dividends

(**) Operating expenses: General administrative expenses + Depreciation and amortisation

(***) Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities

(****) Tangible book value = Stockholders’ equity - intangible assets

60         Financial Report 2018

JANUARY - SEPTEMBER Alternative performance measures

Finally, below the numerical value of each indicator is given for each period.

Profitability and efficiency	Q3’18	Q2’18	9M’18	9M’17

RoE	8.43%	8.13%	8.20%	7.54%
Attributable profit to the Group	7,957	7,692	7,755	6,941
Average stockholders’ equity (excluding minority interests)	94,391	94,607	94,615	93,178

RoTE	11.95%	11.61%	11.69%	10.99%
Attributable profit to the Group	7,957	7,692	7,755	6,941
Average stockholders’ equity (excl. minority interests) - intangible assets	66,578	66,280	66,348	63,919

Underlying RoTE	11.95%	12.06%	12.14%	11.80%
Underlying attributable profit to the Group	7,957	7,992	8,055	7,456
Average stockholders’ equity (excl. minority interests) - intangible assets	66,578	66,280	66,348	63,919

RoA	0.66%	0.65%	0.65%	0.59%
Consolidated profit	9,424	9,348	9,270	8,389
Average total assets	1,431,897	1,437,163	1,436,286	1,392,398

RoRWA	1.59%	1.55%	1.55%	1.39%
Consolidated profit	9,424	9,348	9,270	8,389
Average risk weighted assets	592,061	601,729	599,746	603,751

Underlying RoRWA	1.59%	1.60%	1.60%	1.47%
Underlying consolidated profit	9,424	9,648	9,569	8,904
Average risk weighted assets	592,061	601,729	599,746	603,751

Efficiency ratio	45.7%	47.6%	46.9%	46.7%
Operating expenses	5,361	5,718	16,843	16,957
Gross income	11,720	12,011	35,882	36,330

Credit risk	Sep-18	Jun-18	Sep-18	Sep-17

NPL ratio	3.87%	3.92%	3.87%	4.24%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	36,332	36,654	36,332	39,442
Total risk	939,685	934,388	939,685	929,193

Coverage ratio	67.9%	68.6%	67.9%	65.8%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,685	25,148	24,685	25,944
Non-performing loans and advances to customers customer guarantees and customer commitments granted	36,332	36,654	36,332	39,442

Cost of credit	0.98%	0.99%	0.98%	1.12%
Allowances for loan-loss provisions over the last 12 months	8,600	8,729	8,600	9,335
Average loans and advances to customers over the last 12 months	879,772	880,332	879,772	836,414

Market capitalization	Sep-18	Jun-18	Sep-18	Sep-17

TNAV (tangible book value) per share	4.16	4.10	4.16	4.20
Tangible book value	67,122	66,157	67,122	67,361
Number of shares excl. treasury stock (million)	16,125	16,125	16,125	16,029

Other	Sep-18	Jun-18	Sep-18	Sep-17

Loan-to-deposit ratio	111%	111%	111%	110%
Net loans and advances to customers	866,226	862,092	866,226	854,686
Customer deposits	778,751	774,425	778,751	778,852

	Q3’18	Q2’18	9M’18	9M’17

PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	253	259	757	688
Profit after taxes	141	145	418	359
Net fee income net of tax	112	114	339	329

Notes:

(1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months’ worth of data in the case of quarterly figures (from June to September in Q3 and March to June in Q2) and 10 months in the case of annual figures (December to September).

(2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

(3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.

(4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

Financial Report 2018         61

JANUARY - SEPTEMBER Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

• CONSOLIDATED INCOME STATEMENT

• CONSOLIDATED BALANCE SHEET

NOTE:

The financial information for the first nine months of 2018 and 2017 (attached herewith) corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2017 of the Bank of Spain, which replaces Circular 4/2004 for those years starting as of 1 January 2018, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

∎ CONDENSED CONSOLIDATED INCOME STATEMENT (EUR million)
	9M’18	9M’17
Interest income	39,902	42,488
Interest expense	(14,622)	(16,799)
Net interest income	25,280	25,689
Dividend income	292	309
Share of results of entities accounted for using the equity method	532	480
Commission income	10,834	10,875
Commission expense	(2,305)	(2,227)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	576	353
Gain or losses on financial assets and liabilities held for trading, net	1,532	1,036
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	109
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	146	(85)
Gain or losses from hedge accounting, net	5	(35)
Exchange differences, net	(1,009)	13
Other operating income	1,179	1,188
Other operating expenses	(1,347)	(1,315)
Income from assets under insurance and reinsurance contracts	2,395	1,869
Expenses from liabilities under insurance and reinsurance contracts	(2,337)	(1,820)
Gross income	35,882	36,330
Administrative expenses	(15,069)	(15,059)
Staff costs	(8,797)	(8,856)
Other general administrative expenses	(6,272)	(6,203)
Depreciation and amortisation cost	(1,774)	(1,899)
Provisions or reversal of provisions, net	(1,725)	(2,622)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(6,473)	(6,973)
Financial assets at fair value with changes in other comprehensive income	(4)
Financial assets at amortized cost	(6,469)
Financial assets measured at cost		(7)
Financial assets available-for-sale		(3)
Loans and receivables		(6,963)
Held-to-maturity investments		—
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(121)	(141)
Tangible assets	(45)	(44)
Intangible assets	(77)	(41)
Others	1	(56)
Gain or losses on non financial assets and investments, net	24	71
Negative goodwill recognised in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(158)	(211)
Profit or loss before tax from continuing operations	10,586	9,496
Tax expense or income from continuing operations	(3,709)	(3,332)
Profit for the period from continuing operations	6,877	6,164
Profit or loss after tax from discontinued operations	—	—
Profit for the period	6,877	6,164
Profit attributable to non-controlling interests	1,135	1,087
Profit attributable to the parent	5,742	5,077

Earnings per share
Basic	0.33	0.32
Diluted	0.33	0.32

62         Financial Report 2018

JANUARY - SEPTEMBER Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR million)
Assets	Sep-18	Dec-17	Sep-17
Cash, cash balances at central banks and other deposits on demand	111,704	110,995	122,055
Financial assets held for trading	98,448	125,458	126,649
Non-trading financial assets mandatorily at fair value through profit or loss	6,752
Financial assets designated at fair value through profit or loss	63,821	34,782	38,159
Financial assets at fair value through other comprehensive income	116,356
Financial assets available-for-sale		133,271	139,461
Financial assets at amortised cost	931,411
Loans and receivables		903,013	903,851
Investments held-to-maturity		13,491	13,553
Hedging derivates	7,912	8,537	8,487
Changes in the fair value of hedged items in portfolio hedges of interest risk	929	1,287	1,302
Investments	9,371	6,184	6,832
Joint ventures companies	2,052	1,987	2,525
Associated entities	7,319	4,197	4,307
Assets under insurance or reinsurance contracts	342	341	350
Tangible assets	24,727	22,974	22,708
Property, plant and equipment	23,102	20,650	20,550
For own-use	7,777	8,279	8,217
Leased out under an operating lease	15,325	12,371	12,333
Investment property	1,625	2,324	2,158
Of which Leased out under an operating lease	1,237	1,332	1,318
Intangible assets	27,855	28,683	28,538
Goodwill	24,956	25,769	25,855
Other intangible assets	2,899	2,914	2,683
Tax assets	29,901	30,243	29,800
Current tax assets	6,386	7,033	5,959
Deferred tax assets	23,515	23,210	23,841
Other assets	9,713	9,766	10,847
Insurance contracts linked to pensions	218	239	417
Inventories	153	1,964	2,181
Other	9,342	7,563	8,249
Non-current assets held for sale	5,445	15,280	15,438
TOTAL ASSETS	1,444,687	1,444,305	1,468,030

Financial Report 2018         63

JANUARY - SEPTEMBER Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR million)
Liabilities and equity	Sep-18	Dec-17	Sep-17
Financial liabilities held for trading	66,805	107,624	110,023
Financial liabilities designated at fair value through profit or loss	92,182	59,616	55,049
Financial liabilities at amortised cost	1,139,066	1,126,069	1,147,403
Hedging derivates	6,110	8,044	7,595
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	311	330	313
Liabilities under insurance or reinsurance contracts	810	1,117	1,673
Provisions	13,269	14,489	15,837
Pensions and other post-retirement obligations	5,394	6,345	6,767
Other long term employee benefits	1,417	1,686	1,396
Taxes and other legal contingencies	3,032	3,181	3,782
Contingent liabilities and commitments	828	617	583
Other provisions	2,598	2,660	3,309
Tax liabilities	7,953	7,592	8,948
Current tax liabilities	2,655	2,755	2,831
Deferred tax liabilities	5,298	4,837	6,117
Other liabilities	12,513	12,591	12,461
Liabilities associated with non-current assets held for sale	—	—	4
TOTAL LIABILITIES	1,339,019	1,337,472	1,359,306

Equity
Shareholders´ equity	119,793	116,265	115,723
Capital	8,068	8,068	8,020
Called up paid capital	8,068	8,068	8,020
Unpaid capital which has been called up	—	—	—
Share premium	51,053	51,053	51,110
Equity instruments issued other than capital	549	525	—
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	549	525	—
Other equity	217	216	208
Accumulated retained earnings	56,965	53,437	53,549
Revaluation reserves	—	—	—
Other reserves	(1,696)	(1,602)	(1,215)
(-) Own shares	(56)	(22)	(64)
Profit attributable to shareholders of the parent	5,742	6,619	5,077
(-) Interim dividends	(1,049)	(2,029)	(962)
Other comprehensive income	(24,816)	(21,776)	(19,823)
Items not reclassified to profit or loss	(2,668)	(4,034)	(3,843)
Items that may be reclassified to profit or loss	(22,148)	(17,742)	(15,980)
Non-controlling interest	10,691	12,344	12,824
Other comprehensive income	(1,335)	(1,436)	(1,250)
Other elements	12,026	13,780	14,074
TOTAL EQUITY	105,668	106,833	108,724
TOTAL LIABILITIES AND EQUITY	1,444,687	1,444,305	1,468,030

MEMORANDUM ITEMS
Loans commitment granted	212,115	207,671	208,153
Financial guarantees granted	12,634	14,499	15,373
Other commitments granted	73,433	64,917	69,636

64         Financial Report 2018

JANUARY - SEPTEMBER

NOTE

i. Important information

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this report certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415en) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please also see Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this financial report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F– under “Key Information-Risk Factors”- and in the Share Registration Document–under “Risk Factors”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this report should be construed as a profit forecast.

Financial Report 2018         65

JANUARY - SEPTEMBER

66         Financial Report 2018

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 2nd floor

Avda de Cantabria s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: +34 (91) 259 65 14 / +34 (91) 259 65 20

Fax: +34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda 9-12, Santander (Spain)

Tel: +34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander

Avda. de Cantabria s/n

28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Item 3

31 October 2018 9M’18 Earnings Presentation Here to help you prosper

Important Information In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415en) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see Q3 2018 Financial Report, published as Relevant Fact on 31 October 2018, Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander’s website (www.santander.com). The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F– under “Key Information-Risk Factors”- and in the Share Registration Document–under “Risk Factors”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. 2

Important Information Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 3

Index 1. Group performance 9M’18 2. Business areas performance 9M’18 3. Concluding remarks 4. Appendix 5. Glossary 4

Group performance 9M’18 01

Group performance 9M’18 9M’18 Highlights Our customer base continues to grow: Loyal +19% and Digital +24% YoY Commercial transformation Our digital transformation is increasing the penetration of digital customers and the use of mobile devices Q3’18 attributable profit: EUR 1,990 mn, affected by the inflation adjustment in Argentina (EUR -169 mn) Results 9M’18 attributable profit: EUR 5,742 mn, +13% YoY (+28% in constant euros) 9M’18 underlying attributable profit: EUR 6,042 mn, +8% YoY (+21% in constant euros) High profitability: 12.1% underlying RoTE Profitability We continue to generate capital in Q3: +31 bps and solvency FL CET11 Sep-18: 11.11% Banco Popular’s integration concluded in Portugal and legal integration executed in Spain Outlook On track to meet our 2018 Group targets (1) Data calculated using the IFRS 9 transitional arrangements 6

Group performance 9M’18 Our commercial and digital transformations are bearing fruit, and are reflected in a larger customer base and business growth More loyal customers driven by commercial initiatives Digital customers rose at a faster pace Loyal customers Digital customers1 mnmn +24% +19% 29.9 24.2 19.6 16.5 Sep-17 Sep-18 Sep-17 Sep-18 (1) Every natural or legal person that, being part of a commercial bank, has logged in their personal area of internet banking or mobile phone (or both) in the last 30 days 7

Group performance 9M'18

9M'18 performance driven by strong customer revenue and lower provisions

EUR mn	9M'18	9M'17	% vs. 9M'17 Euros	% vs. 9M'17 Constant euros
Net interest income	25,280	25,689	-2	8
Net fees	8,529	8,648	-1	10
Customer revenues	33,809	34,337	-2	9
ROF and other	2,073	1,993	4	16
Gross income	35,882	36,330	-1	9
Operating expenses	-16,843	-16,957	-1	8
Net operating income	19,039	19,373	-2	10
Net loan-loss provisions	-6,418	-6,930	-7	4
Other provisions	-1,391	-2,268	-39	-32
PBT	**11,230**	**10,175**	**10**	**23**
Underlying attrib. profit	**6,042**	**5,592**	**8**	**21**
Net capital gains and provisions	-300[1]	-515[2]	-42	-42
Attributable Profit	**5,742**	**5,077**	**13**	**28**

Higher customer revenue due to rise in loyal customers, increased business volumes and spreads management

Higher costs due to commercial transformation and digitalisation investments

Good credit quality evolution, with lower cost of credit and NPL ratios

Santander

(1) In 9M'18 charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 mn), C.C. (EUR -40 mn) and Portugal (EUR 20 mn).
(2) In 9M'17 charges related to integration costs, equity stakes and intangible assets. In Spain (EUR -300 mn), SCF (EUR -85 mn) and C.C. (EUR -130 mn).

8

Group performance 9M’18 Positive Q3 performance driven by customer revenue growth and cost control Sustained QoQ evolution in core lines… … reflected in profit growth Constant EUR mn Constant EUR mn +3% 8,672 Net interest 8,222 8,386 8,151 8,153 7,761 income 2,090 7,438 -3% 1,981 1,971 Fee income Underlying profit 1,840 2,764 2,840 2,885 2,804 1,796 2,603 2,682 2,488 1,612 1,536 -1% 4,961 5,128 5,442 5,664 5,607 5,638 5,598 Costs Q1’17 Q2 Q3 Q4 Q1’18 Q2 Q3 +11% 2,221 2,210 Attributable profit 2,073 2,023 2,090 2,060 1,987 LLPs 1,612 1,536 1,325 1,418 1,981 1,671 2,090 Q1’17 Q2 Q3 Q4 Q1’18 Q2 Q3 Note: Contribution to the SRF (net of tax) recorded in Q2’17 (EUR -146 mn) and Q2’18 (EUR -187 mn). Contribution to the DGF (net of tax) in Q4’17 (EUR -186 mn) 9

Group performance 9M’18 Higher NII due to increased business volumes and spreads management Organic growth Lower rates Mature +7% +8% -8 bps 9M’18 vs. 9M’17 markets +3% Loans Customer funds NIM Net interest income +8% Organic growth Margin improvement Developing markets +10% +15% +32 bps +15% Loans Customer funds NIM Note: YoY change in constant euros. Average volumes. 10

Group performance 9M’18 Higher fee income YoY driven by Retail Banking and Wealth Management Loyal customers Total fee income growth by market1 Individuals (mn) Companies (k) Developing Mature +19% +19% markets markets 1,726 +6% 17.9 1,446 +14% 15.1 Sep-17 Sep-18 Sep-17 Sep-18 Activity growth1 Total fee income growth by segment1 CIB 0% Wealth Management mutual fund balances card turnover insurance premiums +66% Retail Banking +7% +14% +9% +7% (1) YoY change in constant euros. 11

Group performance 9M’18 We maintain a best-in-class cost-to-income ratio, with better trend in costs Lower growth rates. Most units decreased QoQ Cost-to-income in line with 2018 target 9M’18 vs. 9M’17, % Nominal1 In real terms2 5.3 1.5 46.7% 47.4% 46.9% 6.8 2.9 1.9 0.3 18.2 -4.0 13.5 7.3 4.5 1.2 7.4 -2.7 9M’17 2017 9M’18 -1.7 -4.2 Top 3 in customer satisfaction3 in 6 countries 43.2 -4.1 5.5 3.6 2.9 1.4 Note: Constant euros. (1) Spain and Portugal include Popular 12 (2) Excluding inflation and perimeter (3) Corporate benchmark of active customers’ experience and satisfaction

Group performance 9M’18 Continued credit quality improvement Cost of credit NPL and coverage ratios Coverage ratio by stage EUR billion Coverage ratio (%) Exposure1 Coverage 70 69 Sep-18 Sep-18 Jan-18 1.12% 68 66 65 0.98% Stage 1 824 0.5% 0.6% Stage 2 55 8.9% 8.6% NPL ratio (%) Stage 3 36 42.7% 44.2% 4.24 4.08 4.02 3.92 3.87 9M’17 9M’18 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 (1) Exposure subject to impairment expressed in EUR bn. Additionally, there are EUR 25 bn in customer loans not subject to impairment recorded at mark to market 13 with changes through P&L

Group performance 9M’18 Strong capital generation QoQ. In line to meet our 2018 target Fully loaded CET1 evolution % +0.03 11.11 +0.09 11.20 +0.28 10.84 10.80 Dec-17 Jun-181 Organic Others Sep-181 WiZink Pro forma1 Leverage ratio: 5.0% (1) Data calculated using the IFRS 9 transitional arrangements, otherwise the total impact would have been -27 bps 14

Group performance 9M’18 Delivering on our commitments: positive performance of the main ratios 12.1 11.8 1.60 1.47 11.7 1.55 11.0 1.39 9M’17 9M’18 9M’17 9M’18 Underlying Total TNAV per share (EUR) 0.350 0.349 4.20 +1.5% 4.10 4.16 vs Jun18 0.331 0.316 9M’17 9M’18 Sep-17 Jun-18 Sep-18 15

Business areas performance 9M’18 02

Business areas performance 9M’18 Group profit growth driven by most markets 9M’18 Underlying attributable profit1 9M’18 Underlying attributable profit in core markets Americas Europe EUR mn and % change vs. 9M’17 in constant euros 48% 52% 1,942 +24% 1,306 +18% Other Latam, 2% 1,077 -9% Argentina, 1% Chile, 6% UK, 14% 1,000 +7% 554 +13% Spain; 461 +8% Brazil, 17% 26% 460 +47% 344 +9% Mexico, SCF, 13% 7% 236 +8% USA, Portugal, 5% Poland, 6% 67 -38% 3% (1) Excluding Corporate Centre and Spain Real Estate Activity 17

Business areas performance 9M'18

Brazil

KEY DATA	9M'17	9M'18
Loyal customers (millions)	4.0	5.0
Digital customers (millions)	8.0	10.5
NPL ratio (%)	5.32	5.26
Cost of credit (%)	4.55	4.17
Efficiency ratio (%)	35.2	33.1
RoTE (%)	16.8	20.0

P&L*	Q3'18	% Q2'18	9M'18	% 9M'17
NII	2,377	4.7	7,283	17.1
Fee income	776	-4.3	2,568	14.9
Gross income	3,180	2.4	9,949	12.2
Operating expenses	-1,031	0.8	-3,291	5.3
LLPs	-665	-4.7	-2,236	5.1
PBT	**1,310**	**6.9**	**3,923**	**39.4**
Attributable profit	**619**	**2.3**	**1,942**	**23.9**

(*) EUR mn and % change in constant euros

ACTIVITY

Volumes in EUR bn


69
+3%
QoQ
+13%
YoY
107
+4%
QoQ
+17%
YoY
Loans
Funds
Yield on loans
15.92%
15.41%
15.64%
16.08%
15.62%
Cost of deposits
6.42%
5.59%
5.02%
4.44%
4.66%
Q3'17
Q4
Q1'18
Q2
Q3

- **Commercial strategy** focused on customer experience and satisfaction, **contributing to profit and RoTE increase**
- **Loans continued to grow, with market share gains in profitable products.** Asset quality remains under control, with lower NPL and cost of credit ratios
- **Revenue continued to increase backed by growth in loyal customers**: YoY NII (underpinned by higher volumes) and fee income (greater customer activity)
- **Steady improvement of the efficiency ratio,** arising from operating leverage

Santander

Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds

18

Business areas performance 9M'18

Spain

KEY DATA	9M'17	9M'18
Loyal customers (millions)	1.6	2.5
Digital customers (millions)	3.0	4.3
NPL ratio (%)	6.82	6.23
Cost of credit (%)	0.28	0.35
Efficiency ratio (%)	56.8	56.0
RoTE (%)	11.3	10.8

ACTIVITY

Volumes in EUR bn



214
-2%
QoQ
-2%
YoY
319
0%
QoQ
+3%
YoY
Loans
Funds
Yield on loans
2.03% 2.03% 1.96% 1.96% 1.97%
Cost of deposits
0.42% 0.41% 0.35% 0.27% 0.21%
Q3'17 Q4 Q1'18 Q2 Q3

P&L*	Q3'18	% Q2'18	9M'18	% 9M'17
NII	1,116	5.5	3,211	18.2
Fee income	653	-2.7	1,997	20.9
Gross income[1]	2,114	15.1	6,015	19.7
Operating expenses	-1,103	-1.8	-3,370	18.2
LLPs	-197	0.6	-599	40.0
PBT	713	64.9	1,753	12.8
Underlying att. profit	**526**	**61.8**	**1,306**	**17.9**
Net capital gains and provisions[2]	0	-100.0	-280	-6.8
Attributable profit	**526**	**--**	**1,026**	**27.0**

(*) EUR mn (1) Q2'18 SRF contribution of EUR 163 mn; (2) Restructuring costs after tax

- **Q3 profit** boosted by customer revenue, lower costs and SRF contribution in Q2
- **QoQ positive performance in NII** due to customer NIM improvement with continued reduction in the cost of deposits and slightly higher yield
- **Activity:** double digit growth in new lending (+11%YoY), boosted by SME (+18%) and UPLs (+21%)
- **YTD loan portfolio**: growth in SME and Corporates (EUR +1.5 bn) and in private banking (EUR +0.5 bn). **QoQ** impacted by CIB
- **YTD funds**: growth driven by demand deposits (+6%) and mutual funds (+2%)

Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE

Santander 19

Business areas performance 9M’18 United Kingdom KEY DATA 9M’17 9M’18 P&L* Q3’18 % Q2’18 9M’18% 9M’17 Loyal customers (millions) 4.2 4.3 NII 1,033 1.3 3,103 -5.2 Digital customers (millions) 5.0 5.4 Fee income 258 -0.8 766 2.1 Gross income 1,367 1.4 4,089 -5.3 NPL ratio (%) 1.32 1.10 Operating expenses -730 -2.6 -2,256 6.8 Cost of credit (%) 0.03 0.08 LLPs -26 -28.7 -129 6.0 Efficiency ratio (%) 49.0 55.2 PBT 549 6.3 1,532 -11.0 RoTE (%) 10.9 9.9 Attributable profit 385 5.1 1,077 -9.2 (*) EUR mn and % change in constant euros ACTIVITY The UK economy remains relatively stable, however uncertainty remains Volumes in EUR bn Yield on loans 237 Net growth in mortgages (GBP +3.1 bn YoY) with focus on customer service and retention 205 2.83% 2.78% 2.81% 2.75% 2.76% -1% 0% 9M’18 profit impacted by ongoing revenue pressures and higher regulatory, risk QoQ QoQ and digital transformation project costs Cost of deposits +1% -1% Q3’18 profit growth driven by customer revenue, lower costs and LLPs YoY YoY 0.62% 0.63% 0.64% 0.64% 0.64% Credit quality remains strong, maintaining a low cost of credit (8 bps) Q3’17 Q4 Q1’18 Q2 Q3 L ns Funds Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 20

Business areas performance 9M'18

Santander Consumer Finance

SCF

KEY DATA	9M'17	9M'18
Active customers (millions)	19.6	19.3
NPL ratio (%)	2.60	2.45
Cost of credit (%)	0.34	0.40
Efficiency ratio (%)	43.9	43.6
RoTE (%)	16.7	16.6

ACTIVITY

Volumes in EUR bn


94
0% QoQ
+6% YoY
Loans
32
-4% QoQ
+8% YoY
New lending


Yield on loans
4.66%
4.61%
4.60%
4.55%
4.51%
Q3'17
Q4
Q1'18
Q2
Q3

P&L*	Q3'18	% Q2'18	9M'18	% 9M'17
NII	937	1.1	2,780	5.0
Fee income	206	9.5	609	-9.5
Gross income	1,157	2.8	3,423	2.7
Operating expenses	-475	-6.3	-1,491	1.9
LLPs	-124	80.8	-313	51.9
PBT	562	0.0	1,660	6.3
Underlying att. profit	332	-4.0	1,000	7.0
Non-recurring[1]	0	--	0	-100.0
Attributable profit	332	-4.0	1,000	17.7

(*) EUR mn and % change in constant euros

- **Leadership in Europe with best-in-class profitability** (RoRWA of 2.4%), boosted by higher NII, cost control and historic low NPLs and cost of credit
- **Increased new lending across most countries**: auto loans (+13%) and credit cards (+12%)
- **Main contribution to profit**: Germany (EUR 233 mn), Nordic countries (EUR 220 mn) and Spain (EUR 184 mn)
- **QoQ** profit impacted by higher LLPs due to portfolio sales in Q2
- **Germany** commercial network **integration on track** as scheduled

Santander

Note: % change in constant euros. Loans excluding reverse repos

Excluding Santander Consumer UK profit, which is recorded in Santander UK results. Including it, 9M'18 attributable profit: EUR 1,090 mn (+7% vs. 9M'17) and Q3'18 attributable profit: EUR 363 mn (-3% vs. Q2'18)

21

Business areas performance 9M’18 Good performance: larger customer base, higher profits and better credit quality Strategy focused on the commercial network transformation, digitalisation and attracting retail customers EUR 554 Profit driven by good performance in NII, fee income and cost of credit. Double digit mn; +13% growth in loans, maintaining solid credit quality ratios Focus on customer satisfaction, loyalty and digital initiatives. Loans increased at a faster pace. Strategy to improve liabilities mix 461 Profit up driven by customer revenue and lower cost of credit EUR mn; +8% The Federal Reserve terminated the 2015 Written Agreement it signed with SHUSA demonstrating our continued improvement on regulatory issues Strong increase in profit: lower cost of credit, cost savings and increased income from leasing mn; Santander Bank: increasing profitability by improving NIM and efficiency ratio EUR 460 +47% SC USA: higher profitability (RoTE 15%) driven by lower costs and LLPs, which more than offset the lower spreads Note: Attributable profit. % change vs. 9M’17 in constant euros. 22

Business areas performance 9M'18

Good performance: larger customer base, higher profits and better credit quality

EUR 344 mn[2]; +9%

- **Banco Popular integration was concluded** in October
- **Largest[1] privately owned bank** after Banco Popular integration
- **PBT** boosted by **improved efficiency** and **lower cost of credit**

EUR 236 mn; +8%

- **Strong GDP growth (>4%),** above European average
- **Loan growth** continued across all key segments and products. Customer funds increased partly due to extra liquidity building ahead of Deutsche Bank Polska acquisition
- **YoY profit increase** driven by **customer revenue**. **Positive QoQ evolution** of the main P&L lines, however affected by the **seasonal collection of dividends in Q2**

EUR 67 mn; -38%

- **2018 profit affected by high inflation adjustment**

Monetary adjustment	EUR -81 mn
Use of fixing exchange rates instead of average rates	EUR -88 mn
Total impact	**EUR -169 mn**

Note: Attributable profit. % change vs. 9M'17 in constant euros.
(1) By domestic assets and loans
(2) Underlying attributable profit

Santander 23

Business areas performance 9M’18 Corporate Centre P&L* 9M’18 9M’17 NII -698 -628 Higher loss in NII due to increased volume of issuances (TLAC) Gains/Losses on FT 15 -257 Better FX hedging results reflected in gains on financial transactions Operating expenses -367 -356 Operating expenses remained virtually unchanged as a result of streamlining and simplification measures Provisions and other income -242 -176 Tax and minority interests -10 2 Underlying att. profit -1,351 -1,511 Net capital gains and provisions -40 -130 Restructuring costs in 9M’18 and charges for equity stakes and intangible assets in 9M’17 Attributable profit -1,391 -1,641 (*) EUR mn 24

Concluding remarks 03

Concluding remarks We are on track to meet our 2018 targets 2017 9M’18 2018 Targets Loyal customers (mn) 17.3 19.6 18.6 Digital customers (mn) 25.4 29.9 30 Fee income1 13% 10% ~10% CAGR 2015-18 Cost of credit 1.07% 0.98% 1.2% 2015-18 average Cost-to-income 47.4% 46.9% 45-47% EPS 2 0.331 Double digit growth (EUR) 0.40 (9M’18) DPS (EUR)3 0.22 0.23 Yearly increase FL CET1 10.84% 11.11%4 >11% RoTE5 10.4% 11.7% >11.5% (1) % change in constant euros (2) Underlying EPS: EUR 0.349 (3) Total dividends charged to 2018 earnings are subject to the Board and AGM approval 26 (4) Data calculated using the IFRS 9 transitional arrangements (5) Underlying RoTE 2017 11.8% and 9M’18 12.1%

Appendix 04

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 28

Appendix Overall increase in loans and customer funds, boosted by developing markets Loan portfolio Customer funds MATURE MARKETS DEVELOPING MARKETS MATURE MARKETS DEVELOPING MARKETS Sep-18 EUR bn YoY Chg. Sep-18 EUR bn YoY Chg. Sep-18 EUR bn YoY Chg. Sep-18 EUR bn YoY Chg. Spain 214 -2% Poland 24 9% Spain 319 3% Poland 30 11% UK 237 1% Brazil 69 13% UK 205 -1% Brazil 107 17% USA 81 3% Mexico 32 10% USA 62 0% Mexico 40 6% SCF 94 6% Chile 40 9% SCF 37 2% Chile 32 -1% Portugal 37 -2% Argentina 6 62% Portugal 39 8% Argentina 9 67% Other individuals, 9% Individuals demand deposits, 36% Home mortgages, 36% CIB, 9% CIB, 11% Loan portfolio Corporates, 12% Customer funds Corporates, 17% by businesses by businesses SMEs, 10% Individuals time deposits, 14% SMEs, 11% Consumer, 16% Consumer, 4% Individuals mutual funds, 15% Note: Loans excluding reverse repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros. 29

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 30

Appendix Mexico KEY DATA 9M’17 9M’18 P&L* Q3’18 % Q2’18 9M’18% 9M’17 Loyal customers (thousands) 1,896 2,359 NII 728 6.7 2,030 11.6 Digital customers (thousands) 1,808 2,533 Fee income 199 0.8 575 9.5 Gross income 931 2.4 2,630 8.3 NPL ratio (%) 2.56 2.41 Operating expenses -384 1.0 -1,086 13.5 Cost of credit (%) 3.14 2.72 LLPs -227 15.2 -616 -7.2 Efficiency ratio (%) 39.4 41.3 PBT 315 -1.5 908 14.3 RoTE (%) 19.5 20.0 Attributable profit 195 1.1 554 12.8 (*) EUR mn and % change in constant euros ACTIVITY Strategy focused on the commercial network transformation, digitalisation Volumes in EUR bn and attracting retail customers 40 Yield on loans Strong growth in loans, particularly in commercial and payrolls (+65 bps 32 12.02% 12.02% 12.09% 12.35% 12.49% market share gain YoY), and in deposits, mainly in individuals and SME -1% +4% QoQ Profit up driven by NII (volumes and interest rates), fee income and Cost of deposits QoQ provisions. Higher costs associated with our investment plan +10% +6% 3.37% 3.39% 3.48% 3.57% 3.64% Solid credit quality ratios: lower NPL ratio and cost of credit, and high YoY YoY coverage ratio (120%) Q3’17 Q4 Q1’18 Q2 Q3 Loans Funds Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 31

Appendix Chile KEY DATA 9M’17 9M’18 P&L* Q3’18 % Q2’18 9M’18% 9M’17 Loyal customers (thousands) 615 646 NII 481 1.1 1,466 7.0 Digital customers (thousands) 988 1,070 Fee income 101 -9.5 329 13.1 Gross income 632 2.4 1,914 4.4 NPL ratio (%) 4.95 4.78 Operating expenses -257 -1.7 -787 4.5 Cost of credit (%) 1.27 1.18 LLPs -117 6.3 -353 3.5 Efficiency ratio (%) 41.1 41.1 PBT 276 0.1 846 11.5 RoTE (%) 18.0 18.5 Attributable profit 153 0.5 461 8.3 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn Largest privately owned bank by assets and customers, in a country with strong economic growth 40 Yield on loans Focus on customer satisfaction, loyalty and digital initiatives: in Q4, will 32 7.33% 7.33% 7.52% 7.53% 7.35% launch Santander Life 2.0 and new branch model openings +3% -4% QoQQoQ Faster growth in loans (individuals: +9%; companies: +10%). In funds, change of Cost of deposits mix strategy (demand deposits: +9%) +9% -1% 1.81% 1.87% 1.78% 1.73% 1.75% YoY YoY Profit up driven by customer revenue and lower cost of credit Q3’17 Q4 Q1’18 Q2 Q3 Loans Funds Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 32

Appendix

United States

KEY DATA	9M'17	9M'18
Loyal customers (thousands)	278	332
Digital customers (thousands)	778	869
NPL ratio (%)	2.56	3.00
Cost of credit (%)	3.57	3.00
Efficiency ratio (%)	45.2	44.6
RoTE (%)	3.4	4.6

P&L*	Q3'18	% Q2'18	9M'18	% 9M'17
NII	1,337	1.9	3,838	-4.1
Fee income	208	-7.9	641	-8.0
Gross income	1,735	1.4	4,983	-0.2
Operating expenses	-748	-1.1	-2,220	-1.7
LLPs	-649	43.6	-1,674	-16.1
PBT	269	-40.9	946	37.8
Attributable profit	**125**	**-42.9**	**460**	**46.5**

(*) EUR mn and % change in constant euros

ACTIVITY

Volumes in EUR bn


Santander Bank
46
+2% QoQ
+2% YoY
Loans
45
-1% QoQ
-1% YoY
Funds
Santander Consumer USA
38
+5% QoQ
+11% YoY
Loans[1]
46
+3% QoQ
+10% YoY
Managed assets

- The Federal Reserve terminated the 2015 Written Agreement it signed with SHUSA demonstrating our continued **improvement on regulatory issues**
- **Better volume dynamics** with loans growing for the second consecutive quarter and higher YoY
- **Strong increase in profit YoY**. QoQ affected by higher LLPs vs. a seasonal lower Q2
- **Santander Bank:** increasing profitability by improving NIM and efficiency ratio
- **SC USA:** higher profitability (RoTE 15%) driven by lower costs and LLPs, which more than offset the fall in spreads

Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Santander Bank's customers (1) Includes leasing

Santander
33

Appendix Portugal KEY DATA 9M’17 9M’18 P&L* Q3’18 % Q2’18 9M’18% 9M’17 NII 211 -1.1 646 14.2 Loyal customers (thousands) 681 736 Fee income 92 0.2 281 4.8 Digital customers (thousands) 551 691 Gross income¹ 323 -6.9 1,010 10.5 Operating expenses -157 -4.7 -480 7.4 NPL ratio (%) 8.39 7.43 LLPs -11 n.a. -20 -10.8 Cost of credit (%) 0.10 0.03 PBT 167 4.8 492 21.1 Efficiency ratio (%) 48.9 47.5 Underlying att. profit 114 10.9 344 8.9 Net capital gains and provisions² 0 -100.0 20 — RoTE (%) 11.7 11.6 Attributable profit 114 -7.1 364 15.3 (*) EUR mn (1) Q2’18 SRF contribution of EUR 17 mn; (2) Provisions and restructuring costs associated with inorganic operations, net of tax impacts ACTIVITY Volumes in EUR bn Banco Popular integration was concluded in October 39 Yield on loans 37 Largest3 privately owned bank after Popular integration 0% 0% 1.86% 1.84% 1.86% 1.81% 1.74% New lending market shares remain around 19% in corporates and 22% in QoQQoQ mortgages Cost of deposits -2% +8% 9M’18 PBT boosted by improved efficiency and lower cost of credit YoY YoY 0.22% 0.19% 0.18% 0.18% 0.15% Q3’17 Q4 Q1’18 Q2 Q3 Loans Funds Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE 34 (3) In terms of domestic assets and loans

Appendix

Poland

KEY DATA	9M'17	9M'18
Loyal customers (thousands)	1,350	1,743
Digital customers (thousands)	2,030	2,175
NPL ratio (%)	4.70	4.23
Cost of credit (%)	0.61	0.69
Efficiency ratio (%)	42.8	43.0
RoTE (%)	11.4	11.1

P&L*	Q3'18	% Q2'18	9M'18	% 9M'17
NII	243	2.2	730	6.3
Fee income	111	-1.9	338	3.0
Gross income	367	-6.8	1,098	5.0
Operating expenses	-156	-2.5	-472	5.5
LLPs	-33	-18.1	-120	23.2
PBT	151	-4.9	432	2.2
Attributable profit	80	-12.1	236	7.6

(*) EUR mn and % change in constant euros

ACTIVITY

Volumes in EUR bn


24
+2% QoQ
+9% YoY
Loans
30
+2% QoQ
+11% YoY
Funds
Yield on loans
4.14% 4.15% 4.18% 4.13% 4.10%
Cost of deposits
0.78% 0.72% 0.68% 0.78% 0.83%
Q3'17 Q4 Q1'18 Q2 Q3

- **Strong GDP growth (>4%),** above European average
- **Loan growth** continued across all key segments and products. Customer funds increased partly due to extra liquidity building ahead of DBP[1] acquisition
- **YoY profit growth** driven by **customer revenue**
- **Positive Q3'18: higher customer revenue, lower costs** and **LLPs**, however QoQ evolution affected by the **seasonal collection of dividends in Q2**
- **Strong credit quality:** lower NPL ratio with the cost of credit impacted by portfolio sales in 2017

Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds
(1) DBP: Deutsche Bank Polska

Santander 35

Appendix Argentina impacts on results and capital • Argentina meets the criteria to be considered as a high inflation economy. International rules indicate that an economy is considered to be high inflationary if, among other factors, it has a 3-year cumulative inflation rate of above or around 100%. • From September Argentina’s results and balance sheet must be adjusted by inflation rates. Impact on results that must be applied since 1 January 2018 Impact on the Group’s capital ratio of the adjustment application In the first application, fixed assets should be revalued: Monetary adjustment EUR -81 mn Positive capital impact of ~ EUR 105 mn (net of tax) Use of fixing exchange rates instead of EUR -88 mn average rates Representing an increase of about 2 bps in capital Total impact EUR -169 mn The reduction in inflation as the situation normalizes would lead to an equivalent reduction in the accounting adjustment 36

Appendix

Argentina

KEY DATA	9M'17	9M'18
Loyal customers (thousands)	1,288	1,397
Digital customers (thousands)	1,907	2,084
NPL ratio (%)	2.34	2.47
Cost of credit (%)	1.85	2.92
Efficiency ratio (%)	55.9	57.8
RoTE (%)	30.9	16.5

ACTIVITY

Volumes in EUR bn



6
9
+11% QoQ
+62% YoY
+16% QoQ
+67% YoY
Loans
Funds
Yield on loans
16.27%
17.76%
18.65%
19.03%
20.57%
Cost of deposits
4.36%
4.64%
5.25%
6.32%
7.79%
Q3'17
Q4
Q1'18
Q2
Q3

P&L*	Q3'18[1]	Q3'18[2]	% Q2'18	9M'18	% 9M'17
NII	-6	178	22.5	442	48.8
Fee income	-6	102	22.2	256	36.5
Gross income	-70	262	-2.0	737	38.6
Operating expenses	0	-175	34.8	-426	43.2
LLPs	-7	-58	26.0	-131	172.1
PBT	-73	9	-86.2	127	-19.8
Attributable profit	**-71**	**-14**	**--**	**67**	**-38.0**

(1) EUR mn (2) Constant EUR mn (*) All % changes in constant euros

- Agreement with the IMF allows Argentina to bridge the financial gap for 2018 and 2019. New monetary and fiscal policies should be reflected in more FX stability and lower inflation
- **Leading privately owned bank** in Argentina by loans and deposits
- **Profit affected by high inflation adjustment**
- **QoQ customer revenue up** due to spreads management and fee income from cash deposits and FX. **Higher costs and LLPs** partially affected by the peso's depreciation and the automatic review of the collective salary agreement

Note: % change in constant euros. Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds

Santander 37

Appendix Other Latin American countries Attributable profit Constant EUR mn URUGUAY PERU +45% +10% 103 28 26 72 9M’17 9M’18 9M’17 9M’18 Focusing on loyalty, transactions and target segments Uruguay’s profit driven by higher NII and fee income, with improved C/I Peru’s higher revenue more than offset the cost increase 38

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 39

Appendix Retail Banking ACTIVITY P&L* Q3’18 % Q2’18 9M’18% 9M’17 EUR bn and % change in constant euros NII 7,918 2.6 24,023 8.9 Fee income 2,068 -0.3 6,611 7.3 745 715 Gross income 10,411 3.1 31,726 8.5 Operating expenses -4,486 -1.8 -14,230 7.2 0% +2% LLPs -2,035 12.7 -6,107 8.1 QoQQoQ PBT 3,508 3.5 10,289 20.2 Underlying att. profit 1,995 2.7 5,931 16.6 +4% +2% YoY Net capital gains and provisions¹ 0 -100.0 -260 -32.5 YoY Attributable profit 1,995 18.1 5,671 20.6 Loans Funds (*) EUR mn and % change in constant euros (1) In Q2’18, charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain and Portugal. In 2017, integration costs Focus on three main priorities: customer loyalty, digital transformation and operational excellence New commercial initiatives and launch of several offers across a multi-channel model Progress in achieving our targets. 19.6 million loyal customers (+19% from September 2017) and 29.9 million digital customers (+24% from September 2017) Profit boosted by the perimeter following Banco Popular’s acquisition and the strong performance in customer revenue 40

Appendix Corporate & Investment Banking REVENUE P&L* Q3’18 % Q2’18 9M’18% 9M’17 Constant EUR mn NII 573 16.1 1,665 -0.2 Fee income 330 -12.3 1,133 0.2 TOTAL 3,833 -2% 3,744 Gross income 1,194 8.2 3,744 -2.3 Capital & Other 397 -18% 325 Operating expenses -524 10.2 -1,554 12.0 Global Markets 1,250 -3% 1,216 LLPs -42 -10.1 -161 -63.4 Global Debt Customers 994 -1% 983 0% PBT 604 10.8 1,964 -0.1 Financing Attributable profit 384 14.2 1,258 -2.9 Global Transaction 1,191 +2% 1,219 Banking (*) EUR mn and % change in constant euros 9M’17 9M’18 Leading positions in Latam and Europe, particularly in export & agency finance, debt capital markets and structured financing Continued support to global customers in their capital issuances, with financing solutions and transactional services Attributable profit down 3% YoY mainly due to lower gains on financial transactions (extraordinarily high in Q1’17) and higher costs QoQ profit rose 14% driven by the recovery of revenue growth and lower provisions 41

Appendix

Wealth Management

ACTIVITY

Constant EUR bn and % change vs 9M17


Total Assets Under Management
333
0%
Funds and investments*
207
+3%
- SAM
174
+3%
- Private Banking
58
+5%
Custody of customer funds
84
-6%
Customer deposits
42
-1%
Customer loans
14
+10%

(*) Total adjusted for funds from private banking customers managed by SAM

Note: Total assets marketed and/or managed in 2018 and 2017

P&L*	Q3'18	% Q2'18	9M'18	% 9M'17
NII	104	1.2	311	12.0
Fee income	266	-3.7	826	65.9
Gross income	374	-2.9	1,150	35.3
Operating expenses	-179	-3.1	-549	49.7
LLPs	1	—	-4	—
PBT	**190**	**-3.0**	**587**	**22.3**
Attributable profit	**128**	**-3.1**	**392**	**14.6**

(*) EUR mn and % change in constant euros

- **Total contribution[1] to the Group's profit of EUR 757 million (+10% YoY)**
- Continues to be a reference in private banking and asset management in Spain and Latin America
- Key initiatives: development of the Private Wealth (UHNW) proposition, Private Banking digital platform, strengthening of SAM value proposition
- Private Banking as a global segment is a priority: cross-border collaboration volumes grew 19% since December 2017 to EUR 4,152 million
- In volumes: growth in funds and investments whereas custody is affected by the markets' performance; double digit rise in loans driven by the development of Private Wealth
- Gross income growth driven by increased managed volumes of higher added value

Santander

(1) Profit after tax + total fee income generated by this business

42

Appendix Spain Real Estate activity Real estate exposure1 Net value EUR bn EUR bn Sep-18 Real estate assets 3.9 9.7 4.8 Foreclosed assets 2.7 4.9 Rental assets 1.2 RE non-performing loans (NPLs) 1.0 Gross value Provisions Net value RE assets + RE non-performing loans 4.9 Sep-18 Sep-18 Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets During the third quarter, the Group reached agreement with a subsidiary of Cerberus Capital Management to sell properties for EUR 1,535 million2 Loss of EUR 187 million in the first nine months of the year (loss of EUR 223 million in the same period of 2017), due to the reduced need for provisions (1) Spain Real Estate activity 43 (2) This transaction is expected to be finalised by the end of 2018 or the beginning of 2019 Appendix Spain Real Estate activity Real estate exposure1 Net value EUR bn EUR bn Sep-18 Real estate assets 3.9 9.7 4.8 Foreclosed assets 2.7 4.9 Rental assets 1.2 RE non-performing loans (NPLs) 1.0 Gross value Provisions Net value RE assets + RE non-performing loans 4.9 Sep-18 Sep-18 Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets During the third quarter, the Group reached agreement with a subsidiary of Cerberus Capital Management to sell properties for EUR 1,535 million2 Loss of EUR 187 million in the first nine months of the year (loss of EUR 223 million in the same period of 2017), due to the reduced need for provisions (1) Spain Real Estate activity 43 (2) This transaction is expected to be finalised by the end of 2018 or the beginning of 2019

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 44

Appendix We made good headway YTD in our funding plan to enhance the Group’s TLAC position and optimise the cost of capital Key liquidity ratios Funding plan—issuances Sep-18 Jan-Sep 18 Net loan-to-deposit ratio (LTD): 111% Group issuances2 EUR 19bn (~EUR 11bn TLAC-eligible) Deposits + M/LT funding / net loans: 114% Main issuers Parent bank, SCF and UK Liquidity Coverage Ratio (LCR)1: 154% Main issuance currencies EUR, USD, GBP Comfortable liquidity position Focus on TLAC-eligible instruments, following (Group and subsidiaries) our decentralised liquidity and funding model (1) Provisional data (2) Parent Bank, UK, SCF and USA. 45 Excluding covered bonds and securitisations

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 46

NPL ratio % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Continental Europe 5.62 8.70 6.30 5.82 5.81 5.68 5.57 Spain 5.22 10.52 6.82 6.32 6.27 6.24 6.23 Santander Consumer Finance 2.62 2.61 2.60 2.50 2.48 2.44 2.45 Poland 5.20 4.66 4.70 4.57 4.77 4.58 4.23 Portugal 8.47 9.10 8.39 7.51 8.29 7.55 7.43 United Kingdom 1.31 1.23 1.32 1.33 1.17 1.12 1.10 Latin America 4.50 4.40 4.41 4.46 4.43 4.40 4.33 Brazil 5.36 5.36 5.32 5.29 5.26 5.26 5.26 Mexico 2.77 2.58 2.56 2.69 2.68 2.58 2.41 Chile 4.93 5.00 4.95 4.96 5.00 4.86 4.78 Argentina 1.82 2.21 2.34 2.50 2.54 2.40 2.47 USA 2.43 2.64 2.56 2.79 2.86 2.91 3.00 Operating Areas 3.77 5.40 4.27 4.10 4.04 3.94 3.87 Total Group 3.74 5.37 4.24 4.08 4.02 3.92 3.87 47

Coverage ratio % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Continental Europe 60.6 59.7 53.7 54.4 56.8 55.2 54.4 Spain 49.1 56.6 46.2 46.8 51.1 49.0 47.7 Santander Consumer Finance 108.9 106.5 104.3 101.4 107.2 107.7 106.4 Poland 61.2 67.5 67.6 68.2 72.0 72.1 71.6 Portugal 61.7 55.6 56.1 62.1 53.9 52.7 53.4 United Kingdom 33.8 32.6 31.5 32.0 34.6 34.0 33.1 Latin America 90.5 89.2 90.1 85.0 98.4 96.8 97.1 Brazil 98.1 95.5 97.6 92.6 110.4 108.7 109.1 Mexico 104.8 113.8 110.3 97.5 113.5 116.1 120.5 Chile 58.9 58.2 58.5 58.2 61.0 60.0 59.6 Argentina 134.1 109.9 102.8 100.1 121.3 121.5 124.0 USA 202.4 183.1 187.5 170.2 169.1 156.9 145.5 Operating Areas 74.6 67.6 65.7 65.1 69.7 68.3 67.6 Total Group 74.6 67.7 65.8 65.2 70.0 68.6 67.9 48

Non-performing loans and loan-loss allowances. September 2018 Non-performing loans Loan-loss allowances 100%: EUR 36,332 million 100%: EUR 24,685 million Other, 6% Other, 4% USA, 7% USA, 15% Argentina, 1% Spain, 30% Spain, 42% Chile, 6% Mexico, 2% Argentina, 1% Chile, 5% Mexico, 4% Brazil, 11% SCF*, 10% UK, 8% Brazil, 18% Poland, 3% SCF*, 6% Portugal, Portugal, UK, 4% 8% Poland, 3% 6% Percentage over Group’s total 49 (*) Excluding SCF UK

Cost of credit % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Continental Europe 0.38 0.36 0.32 0.31 0.32 0.34 0.37 Spain 0.33 0.32 0.28 0.30 0.29 0.31 0.35 Santander Consumer Finance 0.39 0.37 0.34 0.30 0.36 0.37 0.40 Poland 0.66 0.65 0.61 0.62 0.69 0.71 0.69 Portugal 0.07 0.03 0.10 0.04 0.08 0.10 0.03 United Kingdom 0.03 0.02 0.03 0.08 0.10 0.10 0.08 Latin America 3.36 3.36 3.25 3.15 3.12 3.04 2.94 Brazil 4.84 4.79 4.55 4.36 4.35 4.30 4.17 Mexico 2.94 3.01 3.14 3.08 2.95 2.78 2.72 Chile 1.42 1.37 1.27 1.21 1.22 1.18 1.18 Argentina 1.68 1.75 1.85 1.85 2.06 2.47 2.92 USA 3.63 3.65 3.57 3.42 3.29 3.02 3.00 Operating Areas 1.18 1.18 1.12 1.07 1.03 0.99 0.97 Total Group 1.17 1.17 1.12 1.07 1.04 0.99 0.98 50

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 51

Grupo Santander

EUR million

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	9M'17	9M'18
NII + Fee income	11,246	11,522	11,569	11,556	11,409	11,411	10,989	34,337	33,809
Gross income	12,029	12,049	12,252	12,062	12,151	12,011	11,720	36,330	35,882
Operating expenses	(5,543)	(5,648)	(5,766)	(5,961)	(5,764)	(5,718)	(5,361)	(16,957)	(16,843)
Net operating income	**6,486**	**6,401**	**6,486**	**6,101**	**6,387**	**6,293**	**6,359**	**19,373**	**19,039**
Net loan-loss provisions	(2,400)	(2,280)	(2,250)	(2,181)	(2,282)	(2,015)	(2,121)	(6,930)	(6,418)
Other	(775)	(848)	(645)	(544)	(416)	(487)	(488)	(2,268)	(1,391)
Underlying profit before taxes	**3,311**	**3,273**	**3,591**	**3,375**	**3,689**	**3,791**	**3,750**	**10,175**	**11,230**
Underlying consolidated profit	**2,186**	**2,144**	**2,347**	**2,285**	**2,409**	**2,412**	**2,356**	**6,678**	**7,177**
Underlying attributable profit	**1,867**	**1,749**	**1,976**	**1,924**	**2,054**	**1,998**	**1,990**	**5,592**	**6,042**
Net capital gains and provisions*	—	—	(515)	(382)	—	(300)	—	(515)	(300)
Attributable profit	**1,867**	**1,749**	**1,461**	**1,542**	**2,054**	**1,698**	**1,990**	**5,077**	**5,742**

(*) Including: in Q3'17 charges for integration costs and equity stakes and intangible assets in Q4'17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other in Q2'18 costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal

Santander

52

Grupo Santander

Constant EUR million

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	9M'17	9M'18
NII + Fee income	9,926	10,364	10,833	10,917	11,062	11,271	11,476	31,123	33,809
Gross income	10,610	10,830	11,477	11,394	11,791	11,845	12,246	32,916	35,882
Operating expenses	(4,961)	(5,128)	(5,442)	(5,664)	(5,607)	(5,638)	(5,598)	(15,531)	(16,843)
Net operating income	**5,649**	**5,702**	**6,035**	**5,730**	**6,183**	**6,207**	**6,648**	**17,386**	**19,039**
Net loan-loss provisions	(2,073)	(2,023)	(2,090)	(2,060)	(2,221)	(1,987)	(2,210)	(6,186)	(6,418)
Other	(692)	(758)	(596)	(512)	(399)	(471)	(522)	(2,045)	(1,391)
Underlying profit before taxes	**2,884**	**2,921**	**3,349**	**3,158**	**3,563**	**3,750**	**3,917**	**9,154**	**11,230**
Underlying consolidated profit	**1,902**	**1,903**	**2,194**	**2,145**	**2,330**	**2,385**	**2,461**	**5,998**	**7,177**
Underlying attributable profit	**1,612**	**1,536**	**1,840**	**1,796**	**1,981**	**1,971**	**2,090**	**4,988**	**6,042**
Net capital gains and provisions*	—	—	(515)	(378)	—	(300)	—	(515)	(300)
Attributable profit	**1,612**	**1,536**	**1,325**	**1,418**	**1,981**	**1,671**	**2,090**	**4,473**	**5,742**

(*) Including: in Q3'17 charges for integration costs and equity stakes and intangible assets in Q4'17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other in Q2'18 costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal

Santander

53

Spain EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,206 1,409 1,753 1,749 1,710 1,729 1,769 4,368 5,208 Gross income 1,539 1,475 2,011 1,835 2,063 1,837 2,114 5,025 6,015 Operating expenses (798) (893) (1,161) (1,188) (1,145) (1,123) (1,103) (2,852) (3,370) Net operating income 741 582 850 647 918 714 1,012 2,173 2,644 Net loan-loss provisions (163) (144) (120) (175) (207) (196) (197) (428) (599) Other (64) (64) (62) (25) (104) (86) (102) (190) (292) Underlying profit before taxes 514 374 667 447 608 432 713 1,555 1,753 Underlying consolidated profit 367 267 489 333 455 326 526 1,123 1,307 Underlying attributable profit 362 262 484 330 455 325 526 1,108 1,306 Net capital gains and provisions* — — (300) — — (280) — (300) (280) Attributable profit 362 262 184 330 455 45 526 808 1,026 (*) Including: in Q3’17 charges for integration costs in Q2’18 restructuring costs 54

Santander Consumer Finance EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,121 1,096 1,121 1,110 1,130 1,116 1,143 3,339 3,389 Gross income 1,118 1,099 1,135 1,132 1,140 1,126 1,157 3,352 3,423 Operating expenses (502) (485) (484) (506) (509) (507) (475) (1,472) (1,491) Net operating income 616 614 650 625 631 619 682 1,880 1,932 Net loan-loss provisions (61) (57) (90) (58) (120) (69) (124) (207) (313) Other (37) (35) (30) (55) 24 13 5 (102) 41 Underlying profit before taxes 518 522 531 512 535 563 562 1,571 1,660 Underlying consolidated profit 370 382 370 373 388 412 405 1,122 1,206 Underlying attributable profit 314 319 309 311 323 346 332 943 1,000 Net capital gains and provisions* — — (85) — — — — (85) — Attributable profit 314 319 224 311 323 346 332 858 1,000 (*) Including: in Q3’17 charges for integration costs 55

Santander Consumer Finance Constant EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,111 1,092 1,117 1,109 1,129 1,116 1,144 3,320 3,389 Gross income 1,108 1,094 1,131 1,131 1,139 1,126 1,158 3,332 3,423 Operating expenses (498) (483) (482) (506) (509) (507) (475) (1,463) (1,491) Net operating income 610 611 648 625 631 619 683 1,869 1,932 Net loan-loss provisions (60) (58) (89) (58) (120) (69) (124) (206) (313) Other (37) (35) (30) (56) 24 13 5 (102) 41 Underlying profit before taxes 513 519 529 511 534 563 563 1,561 1,660 Underlying consolidated profit 366 379 369 373 388 412 406 1,114 1,206 Underlying attributable profit 310 317 308 311 322 346 332 935 1,000 Net capital gains and provisions* — — (85) — — — — (85) — Attributable profit 310 317 223 311 322 346 332 850 1,000 (*) Including: in Q3’17 charges for integration costs 56

Poland EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 318 343 350 360 359 355 354 1,011 1,068 Gross income 321 363 358 378 333 398 367 1,042 1,098 Operating expenses (146) (150) (149) (160) (154) (162) (156) (446) (472) Net operating income 175 212 209 218 179 236 211 596 626 Net loan-loss provisions (27) (34) (36) (40) (46) (41) (33) (97) (120) Other (23) (27) (28) (19) (13) (34) (26) (78) (74) Underlying profit before taxes 125 152 144 159 120 161 151 421 432 Underlying consolidated profit 86 120 110 116 89 132 114 316 335 Underlying attributable profit 59 83 76 81 63 93 80 219 236 Net capital gains and provisions — — — — — — — — — Attributable profit 59 83 76 81 63 93 80 219 236 57

Poland PLN million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,374 1,449 1,489 1,522 1,500 1,512 1,525 4,312 4,537 Gross income 1,386 1,532 1,525 1,599 1,390 1,695 1,579 4,442 4,664 Operating expenses (630) (634) (636) (675) (642) (690) (672) (1,900) (2,005) Net operating income 756 898 889 924 748 1,005 907 2,542 2,660 Net loan-loss provisions (116) (142) (155) (171) (191) (175) (143) (413) (509) Other (100) (112) (119) (78) (55) (146) (113) (332) (314) Underlying profit before taxes 539 644 614 674 502 684 651 1,797 1,837 Underlying consolidated profit 372 506 470 492 373 560 491 1,348 1,424 Underlying attributable profit 257 351 324 344 264 393 346 932 1,003 Net capital gains and provisions — — — — — — — — — Attributable profit 257 351 324 344 264 393 346 932 1,003 58

Portugal EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 261 262 311 313 320 305 303 834 927 Gross income 294 275 345 330 341 346 323 914 1,010 Operating expenses (139) (142) (166) (167) (158) (165) (157) (447) (480) Net operating income 155 133 179 163 183 182 166 467 530 Net loan-loss provisions 10 5 (37) 10 (8) (0) (11) (22) (20) Other (14) (9) (16) (5) (9) (22) 13 (39) (18) Underlying profit before taxes 151 129 126 168 166 159 167 407 492 Underlying consolidated profit 126 111 81 120 128 104 115 318 346 Underlying attributable profit 125 110 80 119 127 103 114 316 344 Net capital gains and provisions* — — — — — 20 — — 20 Attributable profit 125 110 80 119 127 123 114 316 364 (*) Including: in Q2’18 provisions and restructuring costs associated with inorganic operations, net of tax impacts 59

United Kingdom EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,349 1,409 1,317 1,291 1,274 1,304 1,291 4,075 3,869 Gross income 1,432 1,544 1,397 1,344 1,349 1,373 1,367 4,372 4,089 Operating expenses (723) (723) (694) (721) (764) (763) (730) (2,140) (2,256) Net operating income 709 821 703 623 586 610 637 2,232 1,832 Net loan-loss provisions (15) (42) (66) (81) (66) (37) (26) (123) (129) Other (105) (171) (89) (101) (62) (47) (62) (365) (172) Underlying profit before taxes 588 608 547 441 457 526 549 1,744 1,532 Underlying consolidated profit 423 414 382 304 326 380 391 1,219 1,096 Underlying attributable profit 416 408 377 297 320 372 385 1,201 1,077 Net capital gains and provisions — — — — — — — — — Attributable profit 416 408 377 297 320 372 385 1,201 1,077 60

United Kingdom GBP million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,160 1,213 1,183 1,146 1,125 1,142 1,152 3,556 3,420 Gross income 1,231 1,329 1,255 1,193 1,192 1,203 1,220 3,815 3,614 Operating expenses (622) (622) (623) (639) (675) (669) (651) (1,867) (1,995) Net operating income 609 706 632 554 517 534 568 1,947 1,620 Net loan-loss provisions (13) (36) (59) (72) (58) (32) (23) (108) (114) Other (90) (147) (81) (90) (55) (41) (56) (318) (152) Underlying profit before taxes 506 524 492 392 404 461 490 1,521 1,354 Underlying consolidated profit 364 356 344 270 288 333 348 1,064 969 Underlying attributable profit 358 351 339 265 282 326 343 1,048 952 Net capital gains and provisions — — — — — — — — — Attributable profit 358 351 339 265 282 326 343 1,048 952 61

Brazil EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 3,455 3,413 3,392 3,458 3,403 3,296 3,153 10,259 9,851 Gross income 3,717 3,502 3,542 3,512 3,445 3,323 3,180 10,761 9,949 Operating expenses (1,314) (1,233) (1,244) (1,289) (1,165) (1,095) (1,031) (3,791) (3,291) Net operating income 2,403 2,269 2,298 2,223 2,280 2,228 2,149 6,970 6,658 Net loan-loss provisions (910) (852) (819) (814) (822) (750) (665) (2,581) (2,236) Other (358) (349) (268) (211) (154) (170) (174) (975) (499) Underlying profit before taxes 1,135 1,068 1,211 1,198 1,304 1,308 1,310 3,414 3,923 Underlying consolidated profit 713 689 747 738 761 730 698 2,149 2,188 Underlying attributable profit 634 610 659 642 677 647 619 1,902 1,942 Net capital gains and provisions — — — — — — — — — Attributable profit 634 610 659 642 677 647 619 1,902 1,942 62

Brazil BRL million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 11,561 12,036 12,567 13,139 13,568 14,121 14,451 36,165 42,141 Gross income 12,438 12,367 13,129 13,367 13,737 14,241 14,579 37,934 42,557 Operating expenses (4,397) (4,355) (4,613) (4,895) (4,644) (4,697) (4,736) (13,364) (14,076) Net operating income 8,041 8,013 8,516 8,472 9,093 9,544 9,843 24,570 28,480 Net loan-loss provisions (3,045) (3,008) (3,045) (3,105) (3,276) (3,220) (3,070) (9,098) (9,566) Other (1,198) (1,231) (1,007) (825) (615) (727) (793) (3,437) (2,135) Underlying profit before taxes 3,798 3,773 4,464 4,543 5,202 5,597 5,981 12,035 16,780 Underlying consolidated profit 2,386 2,431 2,757 2,802 3,034 3,127 3,200 7,574 9,361 Underlying attributable profit 2,121 2,152 2,432 2,438 2,699 2,772 2,837 6,706 8,308 Net capital gains and provisions — — — — — — — — — Attributable profit 2,121 2,152 2,432 2,438 2,699 2,772 2,837 6,706 8,308 63

Mexico EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 804 856 879 811 836 841 927 2,539 2,604 Gross income 824 914 892 830 831 868 931 2,630 2,630 Operating expenses (319) (361) (356) (345) (340) (363) (384) (1,037) (1,086) Net operating income 505 553 536 485 491 505 547 1,594 1,543 Net loan-loss provisions (233) (246) (240) (187) (200) (189) (227) (718) (616) Other (4) (6) (4) (24) (3) (12) (5) (15) (20) Underlying profit before taxes 267 301 292 274 288 305 315 860 908 Underlying consolidated profit 211 238 231 225 225 238 250 680 713 Underlying attributable profit 163 187 182 178 175 184 195 532 554 Net capital gains and provisions — — — — — — — — — Attributable profit 163 187 182 178 175 184 195 532 554 64

Mexico MXN million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 17,348 17,505 18,399 18,076 19,257 19,435 20,475 53,251 59,167 Gross income 17,779 18,706 18,677 18,508 19,143 20,058 20,546 55,163 59,747 Operating expenses (6,894) (7,386) (7,460) (7,683) (7,832) (8,381) (8,467) (21,740) (24,680) Net operating income 10,886 11,320 11,218 10,825 11,310 11,678 12,079 33,423 35,067 Net loan-loss provisions (5,032) (5,019) (5,015) (4,201) (4,610) (4,357) (5,020) (15,066) (13,987) Other (90) (131) (89) (522) (72) (272) (115) (310) (459) Underlying profit before taxes 5,764 6,170 6,113 6,102 6,628 7,049 6,944 18,047 20,621 Underlying consolidated profit 4,548 4,865 4,841 4,996 5,181 5,511 5,516 14,254 16,208 Underlying attributable profit 3,523 3,829 3,808 3,963 4,021 4,259 4,306 11,160 12,587 Net capital gains and provisions — — — — — — — — — Attributable profit 3,523 3,829 3,808 3,963 4,021 4,259 4,306 11,160 12,587 65

Chile EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 592 589 534 583 601 612 582 1,715 1,795 Gross income 645 644 604 630 640 642 632 1,893 1,914 Operating expenses (264) (260) (253) (248) (258) (272) (257) (777) (787) Net operating income 381 383 351 382 382 370 375 1,116 1,127 Net loan-loss provisions (122) (122) (108) (110) (121) (115) (117) (352) (353) Other 2 7 11 3 22 32 19 20 73 Underlying profit before taxes 261 267 255 276 282 287 276 783 846 Underlying consolidated profit 214 218 209 218 223 232 221 641 675 Underlying attributable profit 147 149 143 146 151 158 153 440 461 Net capital gains and provisions — — — — — — — — — Attributable profit 147 149 143 146 151 158 153 440 461 66

Chile CLP million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 413,110 430,039 403,461 434,470 444,260 453,403 449,145 1,246,609 1,346,808 Gross income 450,136 469,704 456,238 469,635 473,564 475,595 486,844 1,376,079 1,436,003 Operating expenses (184,039) (189,977) (191,129) (184,867) (190,863) (201,511) (198,000) (565,145) (590,374) Net operating income 266,097 279,727 265,110 284,768 282,700 274,084 288,844 810,934 845,629 Net loan-loss provisions (85,110) (89,381) (81,474) (81,875) (89,852) (84,920) (90,252) (255,965) (265,024) Other 1,438 4,750 8,384 2,363 16,034 23,790 14,617 14,572 54,441 Underlying profit before taxes 182,425 195,096 192,020 205,256 208,882 212,954 213,209 569,541 635,045 Underlying consolidated profit 149,458 158,760 157,744 162,572 164,822 171,559 170,114 465,963 506,495 Underlying attributable profit 102,796 108,904 107,839 109,081 111,380 116,945 117,586 319,538 345,911 Net capital gains and provisions — — — — — — — — — Attributable profit 102,796 108,904 107,839 109,081 111,380 116,945 117,586 319,538 345,911 67

Argentina EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 374 428 382 398 343 367 (12) 1,183 698 Gross income 405 470 423 449 377 430 (70) 1,298 737 Operating expenses (221) (269) (235) (244) (218) (207) (0) (726) (426) Net operating income 184 201 187 205 159 223 (70) 572 311 Net loan-loss provisions (29) (42) (46) (41) (49) (75) (7) (118) (131) Other 1 (35) (35) (23) (17) (41) 4 (69) (53) Underlying profit before taxes 156 123 106 141 92 107 (73) 386 127 Underlying consolidated profit 108 86 71 97 67 72 (71) 265 67 Underlying attributable profit 108 85 70 96 66 71 (71) 263 67 Net capital gains and provisions — — — — — — — — — Attributable profit 108 85 70 96 66 71 (71) 263 67 68

Argentina ARS million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 6,241 7,378 7,644 8,101 8,293 10,046 12,292 21,263 30,630 Gross income 6,764 8,104 8,460 9,103 9,117 11,729 11,492 23,328 32,338 Operating expenses (3,690) (4,640) (4,713) (4,964) (5,278) (5,707) (7,693) (13,043) (18,677) Net operating income 3,074 3,464 3,747 4,139 3,840 6,022 3,800 10,285 13,661 Net loan-loss provisions (486) (730) (903) (828) (1,196) (2,021) (2,546) (2,118) (5,764) Other 17 (596) (659) (466) (411) (1,077) (849) (1,238) (2,337) Underlying profit before taxes 2,606 2,138 2,185 2,845 2,232 2,923 404 6,929 5,560 Underlying consolidated profit 1,807 1,486 1,462 1,960 1,610 1,961 (612) 4,755 2,958 Underlying attributable profit 1,795 1,477 1,453 1,948 1,599 1,946 (618) 4,724 2,927 Net capital gains and provisions — — — — — — — — — Attributable profit 1,795 1,477 1,453 1,948 1,599 1,946 (618) 4,724 2,927 69

United States EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,763 1,738 1,545 1,495 1,435 1,500 1,545 5,045 4,480 Gross income 1,879 1,880 1,604 1,596 1,578 1,670 1,735 5,363 4,983 Operating expenses (837) (845) (743) (773) (735) (737) (748) (2,425) (2,220) Net operating income 1,042 1,035 861 824 843 932 987 2,938 2,762 Net loan-loss provisions (811) (697) (634) (638) (579) (445) (649) (2,142) (1,674) Other (32) (24) (2) (31) (23) (50) (69) (58) (142) Underlying profit before taxes 199 314 225 155 241 437 269 737 946 Underlying consolidated profit 138 235 154 109 174 298 175 527 647 Underlying attributable profit 95 149 93 71 125 210 125 337 460 Net capital gains and provisions* — — — (76) — — — — — Attributable profit 95 149 93 (5) 125 210 125 337 460 (*) Including: in Q4’17 fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other 70

United States USD million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income 1,877 1,912 1,820 1,765 1,764 1,787 1,796 5,608 5,346 Gross income 2,001 2,068 1,893 1,884 1,940 1,990 2,018 5,962 5,947 Operating expenses (891) (929) (875) (909) (904) (878) (868) (2,696) (2,650) Net operating income 1,109 1,138 1,018 975 1,036 1,112 1,149 3,266 3,297 Net loan-loss provisions (863) (768) (749) (753) (712) (528) (758) (2,381) (1,998) Other (34) (27) (4) (36) (28) (60) (81) (65) (169) Underlying profit before taxes 212 343 265 186 296 524 310 820 1,130 Underlying consolidated profit 147 257 182 132 214 357 201 585 772 Underlying attributable profit 101 163 111 85 154 252 144 375 549 Net capital gains and provisions* — — — (85) — — — — — Attributable profit 101 163 111 (0) 154 252 144 375 549 (*) Including: in Q4’17 fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other 71

Corporate Centre EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 9M’17 9M’18 NII + Fee income (198) (223) (227) (240) (233) (241) (265) (648) (739) Gross income (341) (340) (300) (238) (227) (250) (257) (981) (733) Operating expenses (119) (118) (118) (120) (121) (122) (123) (356) (367) Net operating income (460) (458) (419) (359) (348) (372) (380) (1,337) (1,100) Net loan-loss provisions (5) (11) (22) (8) (37) (30) (28) (37) (95) Other (32) (53) (54) (43) (43) (50) (55) (139) (148) Underlying profit before taxes (497) (522) (495) (410) (427) (452) (463) (1,513) (1,342) Underlying consolidated profit (471) (561) (481) (378) (421) (474) (456) (1,512) (1,350) Underlying attributable profit (468) (563) (480) (378) (421) (475) (456) (1,511) (1,351) Net capital gains and provisions* — — (130) (306) — (40) — (130) (40) Attributable profit (468) (563) (610) (684) (421) (515) (456) (1,641) (1,391) (*) Including: in Q3’17 equity stakes and intangible assets in Q4’17 goodwill charges 72 in Q2’18 restructuring costs

Glossary 05

Glossary—Acronyms AFS: Available for sale P&L: Profit and loss bn: Billion QoQ: Quarter on Quarter CET1: Common equity tier 1 Repos: Repurchase agreements C&I: Commercial and Industrial ROF: Gains on financial transactions CIB: Corporate & Investment Bank RoRWA: Return on risk-weighted assets DGF: Deposit guarantee fund RoTE: Return on tangible equity GDP: Gross domestic product RWA: Risk-weighted assets FL: Fully-loaded SCF: Santander Consumer Finance EPS: Earning per share SC USA: Santander Consumer USA LTV: Loan to Value SME: Small and Medium Enterprises LLPs: Loan-loss provisions SRF: Single Resolution Fund M/LT: Medium- long- term ST: Short term mn: million SVR: Standard variable rate MXN: Mexican Pesos TNAV: Tangible net asset value NII: Net interest income UF: Unidad de fomento (Chile) NIM: Net interest margin YoY: Year on Year NPL: Non-performing loans UK: United Kingdom n.m.: Not meaningful US: United States PBT: Profit before tax 74

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of ten months from December to September. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the consolidated annualised result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 75

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 5, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer